12/1

03045121

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME St. George Bank

*CURRENT ADDRESS

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3809 FISCAL YEAR 9-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 12/15/03

ROOM TO GROW

service, people, results

FULL FINANCIAL REPORT 2003

st.george

Full Financial Report

FOR THE YEAR ENDED 30 SEPTEMBER 2003

Statements of Financial Performance

FOR THE YEAR ENDED 30 SEPTEMBER 2003

	NOTE	CONSOLIDATED 2003 $M	CONSOLIDATED 2002 $M	BANK 2003 $M	BANK 2002 $M
Interest income	3	**3,434**	3,064	**3,386**	3,014
Interest expense	3	**1,983**	1,731	**2,015**	1,813
Net interest income		**1,451**	1,333	**1,371**	1,201
Other income	4,9	**910**	852	**733**	697
Total ordinary income (net of interest expense)		**2,361**	2,185	**2,104**	1,898
Charge for bad and doubtful debts	5	**102**	87	**100**	91
Operating expenses					
– staff		**577**	586	**517**	521
– computer and equipment		**207**	250	**189**	236
– occupancy		**125**	128	**123**	124
– administration and other		**261**	283	**226**	267
Total operating expenses	6,9	**1,170**	1,247	**1,055**	1,148
Share of net loss of associates accounted for using the equity method		**3**	1	**-**	-
Goodwill amortisation and write-off	7,9	**108**	182	**69**	67
Profit from ordinary activities before income tax		**978**	668	**880**	592
Income tax expense	8,9	**325**	240	**280**	179
Profit from ordinary activities after income tax		**653**	428	**600**	413
Net (loss)/profit attributable to outside equity interests		**(5)**	1	**-**	-
Net profit attributable to members of the Bank		**658**	427	**600**	413
Non Owner Changes in Equity					
Net increase in asset revaluation and realisation reserve	37	**18**	17	**24**	14
Net increase in claims equalisation reserve	37	**6**	3	**-**	-
Net increase in borrowers' and depositors' redemption reserve	37	**1**	-	**1**	-
Net decrease in retained profits on the initial adoption of:					
Revised AASB 1028 "Employee Benefits"	38	**(1)**	-	**(1)**	-
		24	20	**24**	14
Total change in equity other than those resulting from transactions with owners as owners		**682**	447	**624**	427
Dividends per ordinary share (cents)	10	**95**	80	**95**	80
Basic earnings per ordinary share (cents)	11	**120.7**	74.8		
Diluted earnings per ordinary share (cents)	11	**120.8**	76.0		
Basic earnings per preferred resetting yield marketable equity security ($)	11	**6.36**	6.36		

These Statements of Financial Performance should be read in conjunction with the accompanying notes to the financial statements.

Statements of Financial Position

AS AT 30 SEPTEMBER 2003

		CONSOLIDATED		BANK	
		2003	2002	**2003**	2002
	NOTE	**$M**	$M	**$M**	$M
ASSETS					
Cash and liquid assets	15	**769**	414	**768**	413
Due from other financial institutions	16	**335**	239	**257**	199
Trading securities	17	**5,276**	5,778	**5,127**	5,660
Investment securities	18	**143**	391	**115**	354
Loans and other receivables	19	**48,904**	42,767	**47,444**	41,832
Bank acceptances of customers		**3,391**	1,662	**3,391**	1,662
Amounts receivable from controlled entities		**-**	-	**1,444**	1,322
Investment in controlled entities		**-**	-	**1,764**	1,723
Investment in associated companies	23	**7**	10	**2**	4
Other investments	24	**102**	108	**20**	18
Property, plant and equipment	25	**506**	546	**385**	414
Goodwill	26	**1,268**	1,377	**826**	895
Other assets	27	**2,013**	1,712	**1,874**	1,555
TOTAL ASSETS		**62,714**	55,004	**63,417**	56,051
LIABILITIES					
Deposits and other borrowings	28	**45,291**	38,394	**45,212**	38,376
Due to other financial institutions	29	**501**	912	**501**	895
Bank acceptances		**3,391**	1,662	**3,391**	1,662
Amounts payable to controlled entities		**-**	-	**1,233**	1,650
Provision for dividends	30	**10**	221	**2**	211
Income tax liability	31	**320**	272	**287**	224
Other provisions	32	**93**	115	**85**	108
Bonds and notes	33	**5,548**	7,303	**5,548**	7,303
Loan capital	34	**1,080**	1,002	**1,080**	1,002
Bills payable and other liabilities	35	**2,115**	1,285	**2,012**	1,067
TOTAL LIABILITIES		**58,349**	51,166	**59,351**	52,498
NET ASSETS		**4,365**	3,838	**4,066**	3,553
SHAREHOLDERS' EQUITY					
Share capital	36	**3,468**	3,349	**3,485**	3,349
Reserves	37	**104**	79	**114**	89
Retained profits	38	**442**	71	**467**	115
Shareholders' equity attributable to members of the Bank		**4,014**	3,499	**4,066**	3,553
Outside equity interests in controlled entities	39	**351**	339	**-**	-
TOTAL SHAREHOLDERS' EQUITY		**4,365**	3,838	**4,066**	3,553

These Statements of Financial Position should be read in conjunction with the accompanying notes to the financial statements.

Statements of Cash Flows

FOR THE YEAR ENDED 30 SEPTEMBER 2003

	NOTE	CONSOLIDATED 2003 $M	CONSOLIDATED 2002 $M	BANK 2003 $M	BANK 2002 $M
CASH FLOWS FROM OPERATING ACTIVITIES					
Interest received		**3,441**	3,074	**3,384**	3,021
Interest paid		**(2,109)**	(1,762)	**(2,133)**	(1,847)
Dividends received		**3**	2	**43**	92
Other income received		**1,009**	926	**577**	511
Operating expenses paid		**(1,205)**	(1,171)	**(992)**	(877)
Income taxes paid		**(259)**	(231)	**(205)**	(161)
Net proceeds from/(payments for) the sale and purchase of trading securities		**472**	(2,208)	**504**	(2,105)
Net cash provided by/(used in) operating activities	(a)	**1,352**	(1,370)	**1,178**	(1,366)
CASH FLOWS FROM INVESTING ACTIVITIES					
Acquisition of controlled entities	(c)	**-**	(33)	**-**	(6)
Disposal of controlled entities	(d)	**(4)**	(2)	**-**	-
Restructuring costs		**(20)**	(18)	**(20)**	(10)
Investment in controlled entities		**-**	-	**(41)**	-
Net proceeds from/(payments for) the sale and purchase of investment securities		**247**	72	**237**	(1)
Net increase in loans and other receivables		**(6,208)**	(2,764)	**(5,680)**	(2,749)
Payments for shares		**(4)**	(24)	**(1)**	(17)
Proceeds from sale of shares		**12**	28	**10**	26
Payments of research and development costs		**(6)**	(11)	**-**	-
Payments for property, plant and equipment		**(53)**	(74)	**(47)**	(66)
Proceeds from sale of property, plant and equipment		**64**	10	**64**	10
Net (increase)/decrease in amounts receivable from controlled entities		**-**	-	**(83)**	289
Net increase in other assets		**(2)**	(232)	**(1)**	(187)
Net cash used in investing activities		**(5,974)**	(3,048)	**(5,562)**	(2,711)
CASH FLOWS FROM FINANCING ACTIVITIES					
Net increase in deposits		**7,024**	2,542	**6,970**	2,889
Proceeds from other borrowings		**9,901**	19,758	**9,901**	19,758
Repayment of other borrowings		**(10,845)**	(19,232)	**(10,845)**	(19,232)
Proceeds from loan capital		**249**	301	**249**	301
Repayment of loan capital		**(39)**	-	**(39)**	-
Decrease in amounts payable to controlled entities		**-**	-	**(278)**	(727)
Net (decrease)/increase in other liabilities		**(434)**	95	**(429)**	89
Proceeds from the issue of shares		**5**	99	**5**	99
Net proceeds from the issue of a perpetual note		**17**	-	**17**	-
Dividends paid		**(374)**	(290)	**(340)**	(250)
Net cash provided by financing activities		**5,504**	3,273	**5,211**	2,927
Net increase/(decrease) in cash and cash equivalents		**882**	(1,145)	**827**	(1,150)
Cash and cash equivalents at the beginning of the financial year		**(469)**	676	**(493)**	657
Cash and cash equivalents at the end of the financial year	(b)	**413**	(469)	**334**	(493)

These Statements of Cash Flows should be read in conjunction with the notes to the Statements of Cash Flows and the accompanying notes to the financial statements.

Statements of Cash Flows

FOR THE YEAR ENDED 30 SEPTEMBER 2003

	CONSOLIDATED		BANK	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
NOTES TO STATEMENTS OF CASH FLOWS				
(a) Reconciliation of net profit to net cash provided by operating activities				
Profit from ordinary activities after tax	**653**	428	**600**	413
Profit on trading	**(53)**	(45)	**(53)**	(48)
Exchange gain on foreign currency borrowing - controlled entity	**-**	-	**(38)**	(18)
Profit on sale of property, plant and equipment	**(25)**	(1)	**(25)**	(1)
Net profit on sale of shares	**(3)**	(22)	**(2)**	(21)
Bad and doubtful debts expense	**102**	87	**100**	91
Depreciation	**71**	68	**60**	56
Amortisation				
- leasehold	**1**	1	**1**	1
- goodwill	**108**	110	**69**	67
- deferred expenditure	**75**	66	**64**	60
Write-down of investments	**4**	22	**-**	18
Write-off of deferred expenditure	**-**	60	**-**	60
Goodwill write-off	**-**	72	**-**	-
Decrease in interest receivable	**2**	11	**1**	6
Decrease/(increase) in other income receivable	**10**	(14)	**(35)**	22
Decrease/(increase) in trading securities	**472**	(2,208)	**504**	(2,105)
Decrease in interest payable	**(126)**	(30)	**(126)**	(34)
Increase/(decrease) in accrued expenses	**35**	(6)	**18**	19
Increase in income tax liability provisions	**48**	7	**63**	23
(Decrease)/increase in other provisions	**(22)**	24	**(23)**	25
Net cash provided by/(used in) operating activities	**1,352**	(1,370)	**1,178**	(1,366)
(b) Reconciliation of cash				
For the purpose of the Statements of Cash Flows, cash at the end of the financial year is reconciled to the following items in the Statements of Financial Position:				
Cash and liquid assets	**769**	414	**768**	413
Due from other financial institutions - at call	**328**	194	**250**	154
Due to other financial institutions - at call	**(501)**	(912)	**(501)**	(895)
Bills payable	**(183)**	(165)	**(183)**	(165)
Cash and cash equivalents at the end of the financial year	**413**	(469)	**334**	(493)

Statements of Cash Flows

FOR THE YEAR ENDED 30 SEPTEMBER 2003

NOTES TO STATEMENTS OF CASH FLOWS

(c) Acquisition of controlled entities

There were no acquisitions of controlled entities during the year ended 30 September 2003.

During the year ended 30 September 2002, the Bank acquired 100% of Deutsche Equity Lending Australia Limited (now St.George Equity Finance Limited) and Deustche ML Nominees Limited (now Target Nominees Limited).

On 5 November 2001, WealthPoint Limited (now St.George WEL Limited) became a wholly owned subsidiary.

Net cash flows relating to these acquisitions were $6 million and $27 million respectively.

(d) Disposal of controlled entities

On 8 January 2003, the consolidated entity disposed of its 100% interest in Australian Clearing Services Pty Limited (ACS) for $1.2 million consideration. ACS's contribution to net profit from 1 October 2002 to the date of its disposal was $191,000.

On 22 March 2002, the consolidated entity disposed of its 100% interest in Falkiners Stockbroking Limited for nil consideration.

Details of the disposals undertaken are as follows:

	2003 ACS $M	2002 FALKINERS $M
Consideration receivable	**1**	-
Fair value of net tangible assets disposed:		
- Cash	**4**	2
- Loans & other receivables	**16**	7
- Property, plant and equipment	**1**	-
- Creditors	**(19)**	(7)
- Provisions	**-**	(2)
Net assets disposed	**2**	-
Less: cash disposed	**(4)**	(2)
Net outflow of cash on disposal	**(4)**	(2)

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

In this Financial Report, St.George Bank Limited, the parent entity is referred to as the Bank.

The following terminology is also used:

- the consolidated entity is St.George Bank Limited and its controlled entities; and
- controlled entities are entities controlled by St.George Bank Limited (as listed in Note 46).

The significant accounting policies that have been adopted in the preparation of this Financial Report are as follows:

(a) Bases of Accounting

This general purpose Financial Report complies with the accounts provisions of the Banking Act, Corporations Act 2001, applicable Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

Unless otherwise indicated, all amounts are expressed in Australian currency and are shown in $ million.

The accounting policies adopted have been consistently applied and except for changes in accounting policies set out in Note 2 are consistent with those of the previous year.

(b) Historical Cost

This Financial Report has been prepared on the basis of historical cost except for AASB 1038: "Life Insurance Business" requirements or where indicated. Securities and derivatives held for trading purposes have been marked to market.

The carrying amounts of all non-current assets are reviewed to determine whether they are in excess of their recoverable amount as at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. When assessing the recoverable amount for a particular non-current asset, the net cash flows arising from the asset's continued use and subsequent disposal have not been discounted to its present value, except where specifically stated.

(c) Consolidation

The consolidated Financial Report comprises the Financial Report of the Bank and its controlled entities.

Where an entity commenced or ceased to be controlled during the year, its results are only included from the date control commenced or up to the date control ceased.

Outside interests in the equity and results of the entities that are controlled by the Bank are shown as a separate item in the consolidated Financial Report.

All inter-entity balances and transactions have been eliminated.

(d) Excess of Market Value over Net Assets of Controlled Entities

Investments in controlled entities by St.George Life Limited are recorded at market value. On consolidation, the excess of net market value of these controlled entities over their underlying net assets is separately recognised and included in other assets.

This amount is assessed at each reporting date with changes in value recorded as other income or expense in accordance with Accounting Standard AASB 1038 "Life Insurance Business."

(e) Foreign Currency

All monetary assets and liabilities held in foreign currencies are shown in this Financial Report at the exchange rates prevailing at balance date. Foreign currency forwards, futures, swaps and options are valued at the appropriate market rates at balance date. Unrealised profits and losses arising from these revaluations are recognised in the Statements of Financial Performance.

For foreign exchange trading activities, it is the policy of the consolidated entity to maintain a substantially matched position in foreign currency assets and liabilities, hence net exposure to exchange risk is not material.

(f) Translation of Controlled Foreign Entities

The Financial Reports of overseas controlled entities that are integrated foreign operations are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the Statements of Financial Performance. The Financial Reports of overseas controlled entities that are self sustaining foreign operations are translated using the current method. Monetary assets and liabilities are translated into Australian currency at the rates of exchange current at balance date. Equity items are translated at historical rates. Non monetary items and revenue and expense items are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve until the disposal, or partial disposal of the operations.

(g) Roundings

The Bank is a company of the kind referred to in ASIC Class Order No 98/0100 dated 10 July 1998. Accordingly, amounts in this Financial Report have been rounded to the nearest one million dollars except where otherwise stated.

(h) Cash and Liquid Assets

Cash and liquid assets comprise cash held in branches, ATMs, cash at bankers, money at call, bills receivable and remittances in transit and securities purchased under agreement to resell. Interest income on cash and liquid assets is recognised in the Statements of Financial Performance when earned.

(i) Due from Other Financial Institutions

Balances due from other financial institutions include loans, nostro balances and settlement account balances due from other banks. They are brought to account at the gross balance outstanding. Interest income is recognised in the Statements of Financial Performance when earned.

(j) Trading Securities

Trading securities are purchased without the intention of being held to maturity. The securities are recorded at net fair value based on quoted market prices. Realised and unrealised gains and losses are recognised in the Statements of Financial Performance. Interest on trading securities is included in net interest income. At acquisition, trading securities are recorded on a trade date basis.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(k) Investment Securities
Investment securities are purchased with the intention of being held to maturity. The securities are recorded at cost plus accrued interest and, in respect of fixed interest securities, are adjusted for amortised premiums and discounts. Premiums and discounts are amortised from the date of acquisition so that the securities reflect their face value at maturity. The amortisation of premiums and discounts is recognised in the Statements of Financial Performance as net interest income. Gains or losses on disposal of investment securities prior to maturity are brought to account when realised. Unrealised losses are not brought to account unless the recoverable amount is less than the carrying amount. Investment securities are recorded on a trade date basis. Interest income is recognised in the Statements of Financial Performance when earned.

(l) Repurchase Agreements
Securities sold under agreements to repurchase are retained in the Statements of Financial Position as Trading Securities or Investment Securities, as applicable, and accounted for accordingly. The obligation to repurchase is recognised as a liability and disclosed as Deposits and Other Borrowings. Securities purchased under agreements to resell are recorded as Liquid Assets.

(m) Loans and Other Receivables
Loans and other receivables include residential, commercial, credit card, overdrafts and other personal loans, leasing, hire purchase, bill financing, leveraged leases and margin lending.

Receivables referred to above are carried at the recoverable amount represented by the gross value of the loan balance adjusted for specific provisions for doubtful debts, interest reserved and in respect of leveraged leases, unearned tax remissions.

Interest and material yield related fees are recognised in the Statements of Financial Performance when earned.

(i) Leasing Receivables
Finance leases, in which the consolidated entity is the lessor, are included in Loans and Other Receivables. At the beginning of the lease term, the present value of the minimum lease payments receivable plus the present value of any unguaranteed residual value is recorded in the Statements of Financial Position. Income attributable to the leases is brought to account progressively in the Statements of Financial Performance over the lease term in accordance with an actuarial method so as to achieve a constant periodic rate of return on the leases outstanding.

(ii) Structured Investments
Investments by the consolidated entity in research and development syndicates, participation in leveraged leases and equity swaps are recorded at the amounts equal to the consolidated entity's participation and included in Loans and Other Receivables in the Statements of Financial Position.

Revenue is brought to account based on a method that yields a constant rate of return.

(n) Impaired Assets
The consolidated entity has adopted the Australian Prudential Regulation Authority's (APRA) guidelines for classifying impaired assets, which consist of the following broad categories:

(i) Non-Accrual Loans
Loans are classified as non-accrual where:
(1) contractual payments of principal and/or interest are 90 or more days in arrears, and where the value of security is insufficient to cover repayment of principal and interest;
(2) a specific provision has been raised; and/or
(3) there is reasonable doubt about the ultimate collectability of principal and interest within an acceptable timeframe.

Income on non-accrual loans is recognised only on a cash basis and when the cash received is not a principal payment. If necessary a specific provision for doubtful debts is recognised so that the carrying amount of the loan does not exceed the expected future cash flows.

(ii) Restructured Loans
These are loans where the original contractual terms have been amended to provide concessions of interest or principal as a result of a customer's financial or other difficulties in complying with the original facility terms. For these loans, interest and fees are recognised as income on an accruals basis, whilst the customer complies with the modified terms and conditions.

(iii) Assets Acquired Through Security Enforcement
This category comprises assets where ownership has been assumed in settlement of a debt. These assets are recorded in the Statements of Financial Position under Other Investments (refer Note 1(r)) and are subject to revaluation each year.

(o) Bad Debts Written Off and Provision for Doubtful Debts
Bad debts are written off as they arise. For personal lending, residential lending and commercial lending, the consolidated entity has a policy of providing for possible losses on the basis of amounts set aside to cover specific debts that are considered doubtful.

The general provision for doubtful debts (not tax effected) when combined with the tax effected balance of Unearned Income-Mortgage Insurance Premiums represents 0.51% (2002: 0.52%) of risk weighted assets.

Unearned Income-Mortgage Insurance Premiums, disclosed in the Statements of Financial Position under Bills Payable and Other Liabilities, represents a provision against potential defaults not specifically identified in respect of the housing loans insured by St.George Insurance Pte Ltd.

In the insurance operation, a loss provision is maintained against potential claims where the entity has been notified that a claim may arise.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(p) Bank Acceptances of Customers

The potential liability arising as a result of bank bill acceptances that are sold into the market is recorded in the Statements of Financial Position as a liability. An equal and offsetting claim exists against customers in the event of a call on this potential liability and is recorded in the Statements of Financial Position as an asset. Bank acceptances generate fee income that is recognised in the Statements of Financial Performance when earned.

Discounted bills accepted by the consolidated entity are recorded as part of Trading Securities as the intention at the time of discount is to offer the bills for resale.

(q) Investments in Associated Companies

Investments in associates have been accounted for using the equity method where material.

Under the equity method, the consolidated entity's share of the post-acquisition profits or losses of associates is recognised in the consolidated Statements of Financial Performance, and its share of post-acquisition movements in reserves is recognised in consolidated reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence but not control.

(r) Other Investments

Property, plant and equipment held for sale are shown in the Statements of Financial Position as Other Investments.

Buildings classified as Other Investments are not depreciated.

Land and buildings held for sale have been independently valued at 30 September 2002. Adjustments arising from revaluations are reflected in the Asset Revaluation and Realisation Reserve applicable to this class of asset. If no such reserve exists, revaluation decrements are recognised in the Statements of Financial Performance and to the extent that an increment reverses a previous revaluation decrement, it is recognised as revenue in the Statements of Financial Performance.

Holding costs such as rates and taxes are not capitalised. Development costs are capitalised to the extent that they are considered to be recoverable.

Shares in entities and other securities are recorded at cost or recoverable amount. Unrealised losses relating to diminution in the value of shares in entities and other securities are recognised in the Statements of Financial Performance.

(s) Property, Plant and Equipment

The consolidated entity obtains an independent valuation of its land and buildings as required, except where such properties are in the course of construction or major renovation, or in the process of being sold.

In addition, individual land and buildings are valued prior to sale where their carrying value exceeds the recoverable amount. Capital gains tax, if applicable, is recognised in determining income tax expense in the period in which the land and buildings are sold.

Increments and decrements arising upon revaluation of land and buildings are recognised in the Asset Revaluation and Realisation Reserve and continue to be recorded in this reserve following subsequent disposal. If no such reserve exists, revaluation decrements are recorded in the Statements of Financial Performance and to the extent that an increment reverses a previous revaluation decrement, it is recognised as revenue in the Statements of Financial Performance.

(t) Depreciation

Plant and equipment of the consolidated entity, including buildings, are depreciated on a straight-line basis over their estimated useful lives.
Leasehold improvements are depreciated on a straight-line basis over the remaining lease term or their estimated useful lives, whichever is the shorter.

The estimated useful lives are as follows:

- Buildings	20 to 60 years
- Plant and Equipment	3 to 10 years
- Leasehold Improvements	1 to 10 years

(u) Goodwill

With the exception of acquisitions undertaken by St.George Life Limited (refer Note 1 (d)), the excess of purchase consideration plus incidental costs over the fair value of the identifiable net assets at the date of each acquisition is recognised as goodwill. Such goodwill is recorded as an intangible asset in the Statements of Financial Position and is amortised, by systematic charges against income, on a straight line basis over the period of time during which benefits are expected to arise. Goodwill is amortised from the date of acquisition over a period not exceeding twenty (20) years. The unamortised balance of goodwill and the period of amortisation is reviewed annually. Where the balance exceeds the value of expected future benefits, the difference is charged to the Statements of Financial Performance.

In determining the fair value of the identifiable net assets acquired, a liability for restructuring is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payments to other parties in settlement of costs of restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(v) Other Assets
Other assets comprise sundry debtors, at the cash value to be realised when settled.

Other assets also include unrealised gains on derivative instruments recognised in accordance with Note (1) (hh), deferred expenditure, prepayments and the excess market value over the net assets of St.George Life Limited's controlled entities. Expenditure is deferred where it is considered that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Deferred expenditure is amortised over the period in which the related benefits are expected to be derived and is reviewed at each reporting date to determine the amount, if any, that is no longer recoverable. Any such amount is written off in the Statements of Financial Performance. The excess market value over the net assets of St.George Life Limited's controlled entities is assessed at each reporting date with changes in value being recorded in the Statements of Financial Performance.

(w) Deposits and Other Borrowings
Deposits and other borrowings comprise negotiable certificates of deposit, term deposits, saving deposits, cheque and other demand deposits, unsecured guaranteed notes and secured borrowings. Interest is recognised in the Statements of Financial Performance when incurred.

(x) Due to Other Financial Institutions
Balances due to other financial institutions include deposits, settlement account balances and vostro balances. They are brought to account at the gross balance outstanding. Interest is recognised in the Statements of Financial Performance when incurred.

(y) Provision for Dividends
This item comprises provision for dividends in respect of depositary capital securities and preferred resetting yield marketable equity securities.

The provision for dividend relating to preferred resetting yield marketable equity securities is calculated on a balance of $300 million at a fixed rate of interest of 6.36% per annum for the first five years, after which the Bank has the option to reset the rate. The dividends are paid semi-annually in February and August.

The depositary capital securities dividend provision is calculated on the value of securities, being US$250 million, at a fixed rate of interest of 8.485% per annum, payable semi-annually in June and December each year.

The provision for dividend relating to ordinary shares is recognised in the reporting period in which the dividends are declared.

(z) Income Tax Liability
The consolidated entity has adopted the liability method of tax effect accounting, whereby income tax expense for the year is matched with the accounting profit after allowing for permanent differences not deductible/assessable for income tax purposes.

Timing differences arising from items brought to account in differing periods for income tax and accounting purposes have been reflected in future income tax benefit and provision for deferred income tax.

(aa) Provision for Employee Entitlements
The provision for employee entitlements to annual leave represents the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date. The provision has been calculated using wage and salary rates the Bank expects to pay and includes related on-costs.

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date. Liabilities for employee entitlements that are not expected to be settled within twelve months are discounted using the rates attaching to national government guaranteed securities at balance date, which most closely match the terms of maturity of the related liabilities.

In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates, and the consolidated entity's experience with staff departures. Related on-costs have also been included in the liability.

The Bank has an executive option plan and various employee share plans in operation. Refer to Note 41 for further information.

The Bank contributes to two employee superannuation funds. Contributions are charged as an expense in the Statements of Financial Performance as incurred. Further information is set out in Note 45 to this Financial Report.

(bb) Provision for Directors' Retirement
Provision for directors' retirement payments has been made in accordance with the Bank's Constitution.

(cc) Provision for Restructuring Costs

(i) On Acquisition
A liability for restructuring costs is recognised at the date of acquisition of an entity where the acquiring entity is demonstrably committed to the restructuring and a reliable estimate of the liability can be made. Restructuring costs of the acquired entity are included in the determination of goodwill on acquisition.

(ii) Of existing entities
Where a reliable estimate can be made, a liability for restructuring costs of an existing entity is recognised at the date of commencement of the restructuring program.

(dd) Bonds and Notes
Bonds and Notes comprise euro commercial paper and other fixed and floating senior debt securities issued under the Bank's debt instrument programme, euro note programme and other private placements. Interest is recognised in the Statements of Financial Performance as incurred.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(ee) Loan Capital
Loan Capital comprises subordinated debt issued by the consolidated entity which qualifies for inclusion as capital in accordance with APRA prudential requirements. Interest is recognised in the Statements of Financial Performance as incurred.

(ff) Bills Payable and Other Liabilities
Bills Payable and Other Liabilities include unrealised losses on derivative instruments recognised in accordance with Note (1) (hh), market revaluation of trading derivatives, revaluation of cross currency swaps used to hedge foreign currency risk, sundry creditors and accruals, unearned income on mortgage insurance premiums and banker's bond premiums. These liabilities are recognised at the cash value to be realised when settled.

(gg) Shareholders' Equity
(i) Ordinary Share Capital - Issued and Paid Up
Ordinary share capital is recognised at the value of the amount paid up. Share issue and share buy-back costs are charged against share capital.

Ordinary shares issued to employees at a discount to market price under the Employee Reward Share Plan and Executive Performance Share Plan will have no amount debited to Share Capital.

(ii) *Preferred Resetting Yield Marketable Equity Securities*
On 21 February 2001, three million preferred resetting yield marketable equity securities at $100 each were issued by the Bank. The issue netted $291 million after issue related expenses. These shares are entitled to a preference dividend of 6.36% per annum for the next five years, after which the Bank has the option to reset the rate.

(iii) Reserves
(1) Asset Revaluation and Realisation Reserve - increments and decrements (where they reverse a previous increment) arising upon the revaluation of land, buildings and other investments are recognised in the Asset Revaluation and Realisation Reserve.
(2) Claims Equalisation Reserve - the purpose of this reserve is to provide a prudential buffer against fluctuations in mortgage insurance claims. In the event that there was an abnormal claims experience, a portion of this reserve could be transferred back to retained profits.
(3) *Reserve for Redemption of Borrowers' and Depositors'* Shares - the purpose of this reserve is to recognise the redemption of all Borrowers' and Depositors' shares.

(iv) Outside Equity Interests in Controlled Entities
Outside equity interests comprise depositary capital securities issued by St.George Funding Company LLC, ordinary shares issued to minority shareholders by St.George Motor Finance Limited and perpetual notes issued by the Bank.

The depositary capital securities were issued on 19 June 1997 raising US$250 million. The securities are on issue in perpetuity subject to redemption rights held by the Bank in years 2007, 2017 and 2022. APRA approval is required to enable the redemption rights of the Bank to be exercised. The securities have no voting rights with respect to the operations of the Bank and are treated as Tier 1 capital for Capital Adequacy purposes.

On 16 December 2002, the Bank issued one perpetual note raising NZ $19 million. The note has no voting rights or entitlement to dividends or other payment. In a winding up, the note on issue is convertible into ordinary shares of the Bank.

(hh) Derivative Financial Instruments
The consolidated entity makes use of the derivatives market for trading purposes and to hedge foreign exchange and interest rate risk.

Derivatives bought or sold for trading purposes are carried at net fair value at balance date. Realised and unrealised changes in the net fair value are recognised in the Statements of Financial Performance in the period in which the change occurs.

Derivatives bought or sold for the Bank's hedging purposes are accounted for on the same basis as the underlying exposure. Where the underlying exposure is accounted for on an accruals basis, any gain or loss realised on the derivative instrument is deferred and taken up as an adjustment to the yield on the underlying exposure over its remaining life.

The market value of trading derivatives and deferred gains or losses on hedging derivatives are recognised as Other Assets when favourable to the consolidated entity and Other Liabilities when unfavourable.

(ii) Life Insurance Business
The consolidated entity conducts life insurance business through its controlled entity, St.George Life Limited (SGL). SGL which is accounted for in accordance with the requirements of Accounting Standard AASB 1038 "Life Insurance Business" as summarised below:

(i) All assets, liabilities, revenues, expenses and equity are included in the financial report irrespective of whether they are designated as relating to policyholders or to shareholders.
(ii) All assets are measured at net market values.
(iii) All liabilities are measured at net present values. Policy liabilities are calculated in accordance with the principles of Margin on Services (MoS) profit reporting as set out in Actuarial Standard AS 1.03 "Valuation of Policy Liabilities" issued by the Life Insurance Actuarial Standards Board. Other Liabilities are measured at net present value at reporting date.
(iv) Premiums and claims are separated on a product basis into their revenue, expense and change in liabilities components unless the separation is not practicable or the components cannot be reliably measured.
(v) Return on all investments controlled by SGL are recognised as revenues.

The shareholders' interest in the profits of the statutory funds is brought to account in the Statement of Financial Performance of the consolidated entity. Profits derived by life insurance companies are determined in accordance with the principle of MoS profit reporting as set out in Actuarial Standard AS 1.03 "Valuation of Policy Liabilities" issued by the Life Insurance Actuarial Standards Board. Policy liabilities are calculated in a way which allows for systematic release of planned profit margins as services are provided to policy owners and the revenues relating to those services are received.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Shareholders' access to the retained profits and shareholders' capital is restricted to the extent that these monies are required to meet the solvency and capital adequacy standards under the Life Insurance Act 1995.

(jj) Fiduciary Activities
A number of controlled entities act as Trustee and/or Manager, Administrator or Custodian for a number of superannuation funds, investment trusts, superannuation services, approved deposit funds, life insurance funds and managed client portfolios. The value of managed funds at 30 September 2003 was $19,820 million (2002: $17,447 million).

The assets and liabilities of these funds and trusts are not included in the consolidated Financial Report as the Bank does not have the capacity to directly or indirectly control the funds and trusts.

Commissions and fees derived by the controlled entities in respect of these activities are included in the Statements of Financial Performance.

(kk) Fee Income
Fees, if material, are segregated between cost recovery and risk related. The risk related fees are taken to income over the period of the underlying risk. The balance of the fees is considered to represent cost recovery and is taken to income when received.

(ll) Unearned Revenue
(i) Unearned revenue in relation to finance leases, commercial hire purchases, consumer lending and bills of sale has been calculated using appropriate actuarial factors so that revenue earned over the term of the contract bears a constant relationship to the funds employed.
Receivables referred to above are shown in the Statements of Financial Position net of unearned revenue.
(ii) Unearned income of the insurance operation has been calculated by spreading the net premium revenue over the expected period of the risk.
The unexpired risk reserve of the insurance operation is disclosed as Unearned Income – Mortgage Insurance Premiums in this Financial Report.

(mm) Operating Leases
Operating lease payments are charged as an expense over the term of the lease, on a basis representative of the pattern of service rendered through the provision of the leased property.

The present value of future operating lease payments for surplus leased space under non-cancellable operating leases is recognised as a liability, net of any sub-leasing revenue, in the year it is determined that the leased space will be of no future benefit to the consolidated entity.

(nn) Loan Securitisation
The consolidated entity periodically sells receivables to special purpose trusts that issue securities to investors. These transactions transfer the risks and rewards of ownership and therefore meet APRA's criteria for recognition as sales. As such, the receivables sold are removed from the Statements of Financial Position.

The consolidated entity receives the following service fees and other income from the securitisation programs:
(i) Service, manager and custodian fees are received and recognised over the period in which the relevant fee is earned.
(ii) Redraw facility fee – the consolidated entity provides the securitisation programs with redraw facilities in accordance with APRA's prudential guidelines.
(iii) Residual income – the consolidated entity is entitled to receive residual income from the securitisation programs. This income comprises interest receivable on the securitised loans (net of any swap receipts/payments) less interest payable to holders of Mortgage Backed Bonds and other fees and expenses payable. The residual income is recognised when receivable.
(iv) Swap fees - Basis and interest rate swaps are provided at arms length to the program by the consolidated entity in accordance with APRA prudential guidelines. Basis and interest rate swaps are accounted for on an accruals basis.

(oo) Earnings Per Share
(i) Basic earnings per ordinary share is determined by dividing net profit after income tax attributed to members of the Bank, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for the bonus elements in ordinary shares issued during the year.
(ii) Basic earnings per preferred resetting yield marketable equity security is determined by dividing the dividend entitlement on these securities during the financial year by the weighted average number of securities outstanding during the financial year.
(iii) Diluted earnings per share adjusts the figures used in the determination of basic earnings per ordinary share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to the dilutive potential ordinary shares.

NOTE 2 CHANGES IN ACCOUNTING POLICIES

(a) Foreign Currency Translation

The consolidated entity has applied the revised AASB 1012 "Foreign Currency Translation" (issued in November 2000) for the first time from 1 October 2002.

There was no material impact on the consolidated entity for the reporting period to 30 September 2003. This would also be the case for the prior financial year had the new accounting policy always been applied.

(b) Employee Benefits

The consolidated entity has applied the revised AASB 1028 "Employee Benefits" (issued in June 2001) for the first time from 1 October 2002.

Consequently, the liability for annual leave is now calculated using the remuneration rates the consolidated entity expects to pay as at each reporting date, not wage and salary rates current at the reporting date.

The initial adjustments to the consolidated entity's financial report as at 1 October 2002 as a result of this change are:

- $1.6 million increase in provision for employee entitlements
- $1.1 million decrease in opening retained profits
- $0.5 million increase in future income tax benefit

The effect of this change has been to increase operating expenses by $1.6 million ($1.1 million after tax) during the year.

The effect of this change in accounting policy on opening retained profits is disclosed in Note 38.

(c) Provisions and Contingencies

The Bank has applied AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" (issued in October 2001) for the first time from 1 October 2002.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously final dividends were recognised in the financial year to which they related despite the dividends being declared after the end of that financial year. Accordingly, the consolidated entity has not provided for a dividend on its ordinary shares at 30 September 2003.

The adjustments to the consolidated entity's financial report as at 1 October 2002 as a result of this change are:

- $209 million increase in opening retained profits
- $209 million decrease in provision for dividends

There was no impact on net profit for the current financial year to 30 September 2003.

The effect of this change in accounting policy on opening retained profits is disclosed in Note 38.

NOTE 3 INTEREST

	CONSOLIDATED		BANK	
	2003 $M	2002 $M	**2003 $M**	2002 $M
Interest income				
Cash and liquid assets	**21**	30	**19**	28
Due from other financial institutions	**5**	5	**2**	2
Trading and investment securities	**269**	228	**264**	227
Loans and other receivables	**3,139**	2,801	**3,091**	2,749
Controlled entities	**-**	-	**10**	8
Total interest income	**3,434**	3,064	**3,386**	3,014
Interest expense				
Deposits and other borrowings	**1,488**	1,255	**1,483**	1,255
Bonds and notes	**421**	415	**421**	415
Loan capital	**60**	52	**60**	52
Other financial institutions	**14**	9	**13**	8
Controlled entities	**-**	-	**38**	83
Total interest expense	**1,983**	1,731	**2,015**	1,813

Notes to the Financial Statements

		CONSOLIDATED		BANK	
	NOTE	**2003 $M**	2002 $M	**2003 $M**	2002 $M
NOTE 4 OTHER INCOME					
Dividends					
– Controlled entities		**-**	-	**40**	91
– Other persons		**3**	2	**3**	1
Factoring and invoice discounting income		**20**	20	**-**	-
Trading income		**53**	45	**53**	48
Foreign exchange gain – controlled entity		**-**	-	**38**	18
Management fees – controlled entities		**-**	-	**48**	35
Managed funds		**172**	178	**-**	-
Profit on sale of shares	4(a)	**3**	22	**2**	21
Profit on sale of land and buildings	4(b)	**25**	1	**25**	1
Product fees and commissions					
– Lending fees		**68**	76	**65**	75
– Deposit accounts and other		**398**	359	**366**	328
Rental income		**16**	14	**10**	9
Securitisation service fees		**82**	73	**29**	27
Bills acceptance fees		**48**	32	**48**	32
Brokerage and commission		**-**	10	**-**	-
Other		**22**	20	**6**	11
Total other income		**910**	852	**733**	697
NOTE 4(a) Profit on Sale of Shares					
Gross revenue on sale of shares		**3**	37	**2**	34
Carrying value of shares sold		**-**	15	**-**	13
Profit on sale of shares		**3**	22	**2**	21
NOTE 4(b) Profit on Sale of Land and Buildings					
Gross revenue on sale of land and buildings		**64**	10	**64**	10
Written down value of land and buildings sold		**39**	9	**39**	9
Profit on sale of land and buildings		**25**	1	**25**	1
NOTE 5 BAD AND DOUBTFUL DEBTS					
Bad and doubtful debts (Refer Note 20)					
– Specific provision for doubtful debts		**88**	81	**86**	77
– General provision for doubtful debts		**24**	17	**24**	23
– Recoveries		**(10)**	(11)	**(10)**	(9)
Total bad and doubtful debts expense		**102**	87	**100**	91

	CONSOLIDATED		BANK	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
NOTE 6 OPERATING EXPENSES				
Staff				
Salaries and wages	**469**	454	**424**	401
Contractors' fees	**10**	12	**8**	9
Superannuation contributions	**39**	35	**35**	31
Payroll tax	**30**	29	**27**	25
Fringe benefits tax	**9**	10	**8**	9
Restructuring	**-**	28	**-**	28
Other	**20**	18	**15**	18
Total staff expenses	**577**	586	**517**	521
Computer and equipment				
Depreciation	**41**	37	**37**	33
Deferred expenditure				
– amortisation	**75**	66	**64**	60
– write-off	**-**	60	**-**	60
Rentals on operating leases	**16**	17	**16**	17
Other	**75**	70	**72**	66
Total computer and equipment expenses	**207**	250	**189**	236
Occupancy				
Depreciation and amortisation	**31**	32	**24**	24
Rent				
– controlled entities	**-**	-	**13**	13
– other persons	**59**	54	**55**	49
Restructuring	**-**	2	**-**	2
Other	**35**	40	**31**	36
Total occupancy expenses	**125**	128	**123**	124
Administration and other				
Fees and commissions	**29**	27	**21**	27
Fees and commissions - controlled entities	**-**	-	**9**	8
Advertising and public relations	**46**	53	**42**	47
Telephone	**13**	14	**12**	14
Printing and stationery	**36**	35	**31**	30
Postage	**18**	17	**17**	16
Write-down of investments	**4**	22	**-**	18
Subscriptions and levies	**6**	5	**6**	5
Other*	**109**	110	**88**	102
Total administration and other expenses	**261**	283	**226**	267
Total operating expenses	**1,170**	1,247	**1,055**	1,148

* Includes donations of $11,700 to the Australian Labor Party, $4,100 to the Liberal Party and $3,100 to the National Party, reflecting functions attended during the year.

	CONSOLIDATED		BANK	
	2003 $M	2002 $M	**2003 $M**	2002 $M
NOTE 7 GOODWILL				
Amortisation	**108**	110	**69**	67
Write-off	**-**	72	**-**	-
	108	182	**69**	67

NOTE 8 INCOME TAX EXPENSE

Income tax expense shown in the Statements of Financial Performance differs from prima facie income tax payable on pre-tax ordinary profit for the following reasons:

	CONSOLIDATED 2003 $M	CONSOLIDATED 2002 $M	BANK 2003 $M	BANK 2002 $M
Profit from ordinary activities before income tax	**978**	668	**880**	592
Prima facie income tax payable calculated at 30% of ordinary profit	**293**	200	**264**	178
Add tax effect of permanent differences that increases tax payable				
Amortisation of goodwill	**32**	33	**21**	20
Depreciation on buildings	**2**	3	**-**	1
General provision for doubtful debts	**7**	5	**7**	7
Goodwill write-off	**-**	22	**-**	-
Non-deductible write-downs	**3**	-	**-**	-
Tax losses not recognised	**3**	-	**-**	-
Restatement of deferred tax balances	**-**	1	**-**	1
Underprovision/(overprovision) in prior year	**2**	(1)	**3**	-
Other non-deductible expenditure	**3**	-	**4**	2
Less tax effect of permanent differences that reduces tax payable				
Deduction allowable on depositary capital securities	**10**	12	**-**	-
Deduction allowable on shares issued under Employee Reward Share Plan	**2**	2	**2**	2
Deductions allowable on buildings	**2**	2	**-**	1
Rebateable and franked dividends	**1**	1	**13**	27
Difference between accounting profit and assessable profit on disposal of shares	**-**	4	**-**	-
Difference between accounting profit and assessable profit on disposal of buildings	**3**	-	**3**	-
Other items	**2**	2	**1**	-
Income tax expense	**325**	240	**280**	179

Tax Consolidation

At the date of this report, the Directors of the Bank have not made a decision whether or not to elect into the consolidation regime. The Bank is continuing to consider the implications associated with the tax consolidation regime.

NOTE 9 INDIVIDUALLY SIGNIFICANT ITEMS

	CONSOLIDATED		BANK	
	2003 $M	2002 $M	**2003 $M**	2002 $M
Other Income				
Other income before individually significant item	**910**	834	**733**	678
Individually Significant Item				
Profit on sale of shares (i)	**-**	18	**-**	19
Total other income	**910**	852	**733**	697
Operating expenses				
Operating expenses before individually significant items	**1,170**	1,135	**1,055**	1,040
Individually Significant Items				
Write-down of investments (ii)	**-**	22	**-**	18
Restructure costs (iii)	**-**	30	**-**	30
Write-off of deferred expenditure balances (iv)	**-**	60	**-**	60
	-	112	**-**	108
Total operating expenses	**1,170**	1,247	**1,055**	1,148
Goodwill				
Goodwill amortisation before significant item	**108**	110	**69**	67
Individually Significant Item				
Goodwill write-off (v)	**-**	72	**-**	-
Total goodwill charge	**108**	182	**69**	67
Income tax expense				
Income tax expense before individually significant items	**325**	270	**280**	205
Individually Significant Items				
Income tax expense on profit on sale of shares (i)	**-**	4	**-**	6
Income tax benefit on write-down of investments (ii)	**-**	(7)	**-**	(5)
Income tax benefit on restructure costs (iii)	**-**	(9)	**-**	(9)
Income tax benefit on write-off of deferred expenditure balances (iv)	**-**	(18)	**-**	(18)
	-	(30)	**-**	(26)
Total income tax expense	**325**	240	**280**	179
SUMMARY				
Loss before tax from individually significant items	**-**	(166)	**-**	(89)
Tax benefit attributable to individually significant items	**-**	(30)	**-**	(26)
Net loss after tax from individually significant items	**-**	(136)	**-**	(63)

Discussion - September 2003

There were no significant items during the year ended 30 September 2003.

Discussion - September 2002

(i) In September 2002, the Bank entered into an agreement to sell 16,850,145 shares it held in Cashcard Australia Limited. A profit of $18 million ($14 million after tax) was recognised in respect of this transaction.

(ii) Investments have been written down by $22 million ($15 million after related income tax benefit) at 31 March 2002, reflecting a downward revision of their future anticipated revenues.

(iii) As a result of the Even Better Bank (EBB) project, the consolidated entity recognised a restructuring charge of $30 million ($21 million after tax) at 30 September 2002. The restructuring charge included staff redundancy payments, outplacement services and costs associated with properties no longer required.

(iv) The deferred expenditure write-off of $60 million ($42 million after tax) resulted from a detailed review of both completed projects and projects under development. The write-off comprised the following:

- $31 million due to a reduction in expected future benefits, including certain specific elements of the St.George/Advance Bank core computer systems integration, a component of the work done on the Bank's new front end lending platform and certain projects cancelled as a direct result of EBB.
- $19 million resulting from the refinement of the consolidated entity's capitalisation policy which now involves expensing all development costs below $200,000 and all project support costs.
- $10 million due to certain system developments having superseded functionality and revisions to their estimated useful life.

(v) A strategic review of the Wealth Management Division was conducted in the 2002 year. As a result of the strategic review and the reassessment of the future benefits associated with ongoing WealthPoint businesses, $72 million of goodwill was written-off at 31 March 2002.

NOTE 10 DIVIDENDS PROVIDED FOR OR PAID

TYPE	CENTS PER SHARE	CONSOLIDATED $M	BANK $M	DATE OF PAYMENT	FRANKING RATE	PERCENTAGE FRANKED
2003						
Interim 2003 - ordinary shares	**45.0**	**227**	**227**	**2-Jul-03**	**30%**	**100%**
Final 2002 - ordinary shares (1)	**42.0**	**209**	**209**	**13-Dec-02**	**30%**	**100%**
Depositary capital securities (2) (8)		**9**	**-**	**31-Dec-02**	**-**	**-**
Depositary capital securities		**16**	**-**	**30-Jun-03**	**-**	**-**
Depositary capital securities (3)		**8**	**-**	**31-Dec-03**	**-**	**-**
Preferred resetting yield marketable equity securities (5)		**7**	**7**	**20-Feb-03**	**30%**	**100%**
Preferred resetting yield marketable equity securities		**10**	**10**	**20-Aug-03**	**30%**	**100%**
Preferred resetting yield marketable equity securities (7)		**2**	**2**	**20-Feb-04**	**30%**	**100%**
		488	**455**			
2002						
Interim 2002 - ordinary shares	38.0	188	188	2-Jul-02	30%	100%
Final 2002 - ordinary shares (1)	42.0	209	209	13-Dec-02	30%	100%
Depositary capital securities (4)		10	-	31-Dec-01	-	-
Depositary capital securities		19	-	28-Jun-02	-	-
Depositary capital securities (2)		10	-	31-Dec-02	-	-
Preferred resetting yield marketable equity securities (6)		7	7	20-Feb-02	30%	100%
Preferred resetting yield marketable equity securities		10	10	20-Aug-02	30%	100%
Preferred resetting yield marketable equity securities (5)		2	2	20-Feb-03	30%	100%
		455	416			

(1) During the year, accounting standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", was adopted by the consolidated entity for the first time. Consequently, provision for dividends are no longer recognised until the date they have been determined, declared or publicly recommended. The effect of this change has been to increase opening retained profits and decrease provision for dividend by the 2002 final ordinary dividend at 1 October 2002. At the date of its declaration on 6 November 2002, the final ordinary dividend for the 2002 financial year was brought to account.

(2) A total dividend of $19 million was paid of which $9 million related to the 2003 financial year and $10 million related to the 2002 financial year.

(3) A total dividend of approximately $16 million will be payable on 31 December 2003 of which $8 million relates to the 2003 financial year.

(4) A total dividend of $21 million was paid of which $10 million related to the 2002 financial year.

(5) A total dividend of $9 million was paid on 20 February 2003 of which $7 million related to the 2003 financial year and $2 million related to the 2002 financial year.

(6) A total dividend of $10 million was paid on 20 February 2002 of which $7 million related to the 2002 financial year.

(7) A total dividend of $9 million will be payable on 20 February 2004 of which $2 million relates to the 2003 financial year.

(8) Dividends provided for or paid on depositary capital securities will be paid by St.George Funding Company LLC to the holders of the securities, out of profits to which no franking credits are attached.

Subsequent events

Since the end of the financial year, the directors declared the following dividend:

	CENTS PER SHARE	CONSOLIDATED $M	BANK $M	DATE OF PAYMENT	FRANKING RATE	PERCENTAGE FRANKED
Final – ordinary	50.0	253	253	19-Dec-03	30%	100%

The financial effect of this dividend has not been brought to account in the financial report for the year ended 30 September 2003 and will be recognised in subsequent financial reports.

Dividend franking account

It is anticipated that the balance of the consolidated franking account will be $319 million (2002: $131 million) after adjusting for:

(i) franking credits that will arise from the payment of income tax payable as at the end of the year; and

(ii) franking debits that will arise from the payment of dividends recognised as a liability or proposed but not declared at the end of the year; and

(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(iv) franking credits that the consolidated entity may be prevented from distributing in the subsequent financial year.

NOTE 11 EARNINGS PER SHARE

	CONSOLIDATED 2003	2002
Earnings Per Share		
Basic - ordinary (cents)	**120.7**	74.8
Diluted - ordinary (cents)	**120.8**	76.0
Basic - Preferred Resetting Yield Marketable Equity Security (PRYMES) ($)	**6.36**	6.36
Alternative earnings per share (1)		
Basic - ordinary (cents)	**142.2**	124.7
Diluted - ordinary (cents)	**141.7**	124.1

(1) The alternative basic and diluted earnings per ordinary share amounts have been calculated to exclude the impact of goodwill amortisation and individually significant items to provide a meaningful analysis of the earnings per ordinary share performance of the underlying business.

	2003	2002
Weighted average number of shares		
Basic - ordinary	**502,313,510**	493,146,546
Impact of potential dilutive issue:		
Options over ordinary shares	**238,540**	291,840
PRYMES	**15,016,706**	17,383,746
Diluted - ordinary	**517,568,756**	510,822,132
Basic - PRYMES	**3,000,000**	3,000,000

Reconciliations of earnings used in calculating earnings per share	**2003 $M**	2002 $M
(a) Basic earnings per ordinary share		
Profit from ordinary activities after income tax	**653**	428
Less Net (loss)/profit attributable to outside equity interests	**(5)**	1
Preference dividends	**52**	58
Earnings used in calculating basic earnings per share	**606**	369
Add Goodwill amortisation	**108**	110
Net after tax impact of individually significant items	**-**	136
Earnings used in calculating alternative basic earnings per share	**714**	615
(b) Diluted earnings per ordinary share		
Profit from ordinary activities after income tax	**653**	428
Less Net (loss)/profit attributable to outside equity interests	**(5)**	1
Preference dividends	**52**	58
Add Earnings adjustments on potentially dilutive issues	**19**	19
Earnings used in calculating diluted earnings per share	**625**	388
Add Goodwill amortisation	**108**	110
Net after tax impact of individually significant items	**-**	136
Earnings used in calculating alternative diluted earnings per share	**733**	634
(c) Basic earnings attributable to PRYMES	**19**	19

NOTE 12 AUDITORS' REMUNERATION

	CONSOLIDATED		BANK	
	2003 $'000	2002 $'000	**2003 $'000**	2002 $'000
Amounts paid, or due and payable for audit or review services of statutory financial reports:				
By auditors of the Bank (KPMG)	**1,156**	863	**797**	638
Amounts paid, or due and payable for other services				
By auditors of the Bank (KPMG):				
Audit related services (a)	**1,109**	952	**630**	552
Taxation (b)	**1,255**	696	**1,201**	591
Other (c)	**807**	1,236	**776**	1,167
	3,171	2,884	**2,607**	2,310
Total auditors' remuneration	**4,327**	3,747	**3,404**	2,948

(a) Includes prudential supervision reviews for APRA, prospectus reviews, audits of securitisation trusts and audits and reviews of trusts involved in managed funds activities.

(b) Taxation includes income tax and GST compliance and advice.

(c) Payments made to auditors for other services include:

	2003 $'000	2002 $'000
– Staff assistance services	**136**	135
– Rent and support services in respect of the 1999 acquisition of KPMG Financial Services (now St.George Wealth Management Pty Limited)	**-**	15
– Due diligence assistance	**18**	301
– Other legal services	**279**	487
– Technical advice[1]	**218**	135
– Advice on International Financial Reporting Standards	**156**	-

(1) Primarily comprises advice on structured finance and securitisation transactions.

	CONSOLIDATED		BANK	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000

NOTE 13 REMUNERATION OF DIRECTORS

Remuneration includes all benefits, such as directors' fees, salaries, ongoing superannuation contributions, bonuses and retirement benefits.

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	BANK 2003 $'000	BANK 2002 $'000
The total income paid or payable, or otherwise made available, to all directors of the Bank and controlled entities, from the Bank or any related party.	**4,645**	3,636	**3,929**	3,141

The number of directors of the Bank, including the Managing Director, whose total income paid or payable by the Bank or by any related party, falls within the following bands:

Band	BANK 2003	BANK 2002
$1 – $10,000	-	1
$110,001 - $120,000	-	4
$120,001 - $130,000	-	1
$130,001 - $140,000	**5**	-
$140,001 - $150,000	**1**	-
$150,001 - $160,000	-	1
$320,001 - $330,000	**1**	-
$380,001 - $390,000	-	1 (a)
$510,001 - $520,000	-	1 (b)
$560,001 - $570,000	**1 (c)**	-
$1,490,001 - $1,500,000	-	1
$2,190,001 - $2,200,000	**1**	-

No options or shares have been granted to non-executive directors under any of the Bank's employee share or option plans.

Directors' remuneration of the consolidated entity includes the remuneration of executives of the Bank that are directors of partly owned controlled entities. The amount of remuneration included is based on the amount of time spent by the executives on the entities' affairs.

(a) Remuneration includes a retirement payment to G.Ettinger who retired on 29 July 2002. This payment was made in accordance with the Bank's Constitution.

(b) Includes remuneration paid to the Chairman while acting as Executive Chairman for the period 1 October 2001 to 13 January 2002.

(c) Remuneration includes a retirement payment to JJ Mallick who retired on 31 May 2003. This payment was made in accordance with the Bank's Constitution.

NOTE 14 REMUNERATION OF EXECUTIVE OFFICERS

Executives' remuneration includes cash, all prescribed benefits, superannuation and bonuses and excludes shares or options granted under the Employee Performance Share Plan or Executive Option Plan.

Executive officers include the Managing Director, Group Executive Managers and their functional or divisional heads.

The number of executive officers of the consolidated entity whose remuneration for the financial year exceeded $100,000, fall within the following bands:

	CONSOLIDATED		BANK	
	2003	2002	**2003**	2002
$120,001 - $130,000	**2**	-	**2**	-
$130,001 - $140,000	**1**	1	**1**	1
$140,001 - $150,000	**1**	-	**1**	-
$150,001 - $160,000	**1**	1	**1**	1
$160,001 - $170,000	**3**	-	**3**	-
$170,001 - $180,000	**3**	2	**3**	2
$180,001 - $190,000	**4**	-	**4**	-
$190,001 - $200,000	**1**	-	**1**	-
$200,001 - $210,000	**1**	-	**1**	-
$210,001 - $220,000	**1**	1	**1**	1
$220,001 - $230,000	**-**	3	**-**	3
$230,001 - $240,000	**1**	1	**1**	1
$240,001 - $250,000	**2**	3	**2**	3
$250,001 - $260,000	**1**	3	**1**	3
$260,001 - $270,000	**2**	1	**2**	1
$270,001 - $280,000	**2**	3	**2**	3
$280,001 - $290,000	**-**	2	**-**	2
$290,001 - $300,000	**3**	-	**3**	-
$300,001 - $310,000	**2**	2 (a)	**2**	2 (a)
$310,001 - $320,000	**1**	2 (a)	**1**	2 (a)
$320,001 - $330,000	**1**	2 (a)	**1**	2 (a)
$330,001 - $340,000	**-**	2	**-**	2
$340,001 - $350,000	**1**	4 (a)	**1**	4 (a)
$350,001 - $360,000	**-**	1	**-**	1
$370,001 - $380,000	**1**	1	**1**	1
$380,001 - $390,000	**1**	2	**1**	2
$390,001 - $400,000	**2**	-	**2**	-
$400,001 - $410,000	**1**	-	**1**	-
$410,001 - $420,000	**2**	1 (b)	**2**	1 (b)
$430,001 - $440,000	**1**	1 (b)	**1**	1 (b)
$450,001 - $460,000	**-**	1	**-**	1
$460,001 - $470,000	**-**	1	**-**	1
$480,001 - $490,000	**1**	-	**-**	-
$510,001 - $520,000	**-**	1 (b)	**-**	1 (b)
$540,001 - $550,000	**1**	2 (a)	**1**	2 (a)
$550,001 - $560,000	**-**	1	**-**	1
$560,001 - $570,000	**1**	1	**1**	1
$600,001 - $610,000	**1 (b)**	-	**1 (b)**	-
$610,001 - $620,000	**-**	1	**-**	1
$620,001 - $630,000	**2 (a)**	1 (b)	**2 (a)**	1 (b)
$680,001 - $690,000	**-**	1	**-**	1
$690,001 - $700,000	**1 (b)**	-	**1 (b)**	-
$700,001 - $710,000	**1**	1 (b)	**1**	1 (b)
$730,001 - $740,000	**-**	1 (b)	**-**	1 (b)
$740,001 - $750,000	**1**	-	**1**	-
$800,001 - $810,000	**1**	-	**1**	-
$810,001 - $820,000	**-**	2	**-**	1
$820,001 - $830,000	**1 (b)**	-	**1 (b)**	-
$870,001 - $880,000	**1 (b)**	-	**1 (b)**	-
$880,001 - $890,000	**-**	1 (b)	**-**	1 (b)
$890,001 - $900,000	**-**	1	**-**	1
$910,001 - $920,000	**-**	-	**-**	1
$940,001 - $950,000	**1**	-	**1**	-
$990,001 - $1,000,000	**1**	-	**1**	-
$1,020,001 - $1,030,000	**1**	-	**1**	-
$1,240,001 - $1,250,000	**-**	1 (b)	**-**	1 (b)
$1,310,001 - $1,320,000	**-**	1 (b)	**-**	1 (b)
$1,490,001 - $1,500,000	**-**	1	**-**	1
$1,910,001 - $1,920,000	**-**	1	**-**	-
$2,190,001 - $2,200,000	**1**	-	**1**	-
Total number of executives	**58**	59	**57**	58
Total remuneration received or due and receivable by executive officers of the Bank and controlled entities ($'000)	**24,101**	27,636	**23,614**	25,822

(a) Includes one former employee.
(b) Former employee.

	CONSOLIDATED		BANK	
	2003 $M	2002 $M	**2003 $M**	2002 $M
NOTE 15 CASH AND LIQUID ASSETS				
Notes, coins and cash at bankers	**220**	203	**219**	203
Money at call	**20**	21	**20**	20
Bills receivable and remittances in transit	**21**	3	**21**	3
Clearing house balance	**14**	30	**14**	30
Securities purchased under agreements to resell	**494**	157	**494**	157
	769	414	**768**	413
NOTE 16 DUE FROM OTHER FINANCIAL INSTITUTIONS				
Maturity analysis based on remaining term to maturity at 30 September				
At call	**328**	194		
Less than 3 months	**7**	-		
Between 3 months and 12 months	**-**	45		
	335	239		
NOTE 17 TRADING SECURITIES				
Government and semi-government securities	**1,243**	1,375	**1,243**	1,375
Bills of exchange - bank accepted/endorsed	**1,419**	1,644	**1,410**	1,635
Negotiable certificates of deposit	**1,187**	512	**1,187**	512
Other marketable securities	**1,427**	2,247	**1,287**	2,138
	5,276	5,778	**5,127**	5,660
NOTE 18 INVESTMENT SECURITIES				
Investments at cost				
Government and semi-government securities	**12**	13	**-**	-
Deposits - banks	**16**	24	**-**	-
Mortgage backed securities	**-**	6	**-**	6
Other marketable securities	**115**	348	**115**	348
	143	391	**115**	354
Market Value				
Government and semi-government securities	**12**	13	**-**	-
Deposits - banks	**16**	24	**-**	-
Mortgage backed securities	**-**	6	**-**	6
Other marketable securities	**113**	304	**113**	304
	141	347	**113**	310
Maturity analysis based on remaining term to maturity at 30 September				
At call	**-**	9		
Less than 3 months	**67**	50		
Between 3 months and 12 months	**-**	-		
Between 1 year and 5 years	**76**	332		
Greater than five years	**-**	-		
Total carrying value	**143**	391		

	CONSOLIDATED		BANK	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
NOTE 19 LOANS AND OTHER RECEIVABLES				
Housing loans (1)	**34,998**	30,535	**34,998**	30,535
Commercial loans	**8,247**	7,256	**7,348**	6,531
Personal loans (2)	**2,762**	2,456	**2,573**	2,362
Lease and commercial hire purchase (3)	**1,996**	1,769	**1,687**	1,653
Structured investments	**189**	176	**183**	170
Credit card receivables	**865**	661	**865**	661
Other	**88**	137	**24**	137
Gross loans and other receivables	**49,145**	42,990	**47,678**	42,049
Less: provisions for impairment (refer Note 20)				
– specific provision for doubtful debts	**65**	71	**61**	68
– general provision for doubtful debts	**176**	152	**173**	149
Net loans and other receivables	**48,904**	42,767	**47,444**	41,832

	2003	2002
Maturity analysis based on remaining term to maturity at 30 September		
Less than 3 months	**21,202**	13,566
Between 3 months and 12 months	**4,304**	2,735
Between 1 year and 5 years	**8,029**	9,462
After 5 years	**15,545**	17,156
Loans and other receivables net of specific provisions for doubtful debts and income yet to mature	**49,080**	42,919

(1) Excludes $7,788 million of securitised housing loans (30 September 2002: $5,669 million).

(2) Excludes $nil million of securitised automotive loans (30 September 2002: $25 million).

(3) Excludes $nil million of securitised automotive leases (30 September 2002: $35 million).

	CONSOLIDATED		BANK	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
NOTE 20 PROVISIONS FOR IMPAIRMENT				
General provisions	**176**	152	**173**	149
Specific provisions	**65**	71	**61**	68
	241	223	**234**	217
Movements:				
General provisions				
Opening balance	**152**	133	**149**	126
Provision acquired	**-**	2	**-**	-
Charge to Statements of Financial Performance	**24**	17	**24**	23
Closing balance	**176**	152	**173**	149
Specific provisions				
Opening balance	**71**	62	**68**	59
Charge to Statements of Financial Performance	**78**	70	**76**	68
Recoveries	**10**	11	**10**	9
Bad debt write-offs	**(94)**	(72)	**(93)**	(68)
Closing balance	**65**	71	**61**	68
Total provisions				
Opening balance	**223**	195	**217**	185
Provision acquired	**-**	2	**-**	-
Charge to Statements of Financial Performance	**102**	87	**100**	91
Recoveries	**10**	11	**10**	9
Bad debt write-offs	**(94)**	(72)	**(93)**	(68)
Closing balance	**241**	223	**234**	217

NOTE 21 ASSET QUALITY

The following dissection provides details of the consolidated entity's impaired assets as at 30 September:

	CONSOLIDATED							
	2003 $M				2002 $M			
	LOAN BALANCES	**SPECIFIC PROVISION**	**EXPECTED RECOVERY**	**NET INCOME RECEIVED**	LOAN BALANCES	SPECIFIC PROVISION	EXPECTED RECOVERY	NET INCOME RECEIVED
a) Non-accrual loans with provisions								
Non-performing loans	**48**	**32**	**16**	**-**	63	40	23	-
Part/fully performing loans	**1**	**-**	**1**	**-**	1	-	1	1
Total	**49**	**32**	**17**	**-**	64	40	24	1
b) Non-accrual loans without provisions								
Non-performing loans	**5**	**-**	**5**	**1**	13	-	13	-
Part/fully performing loans	**-**	**-**	**-**	**-**	1	-	1	-
Total	**5**	**-**	**5**	**1**	14	-	14	-
Total non-accrual loans	**54**	**32**	**22**	**1**	78	40	38	1
c) Restructured loans								
With provisions	**-**	**-**	**-**	**-**	-	-	-	-
d) Other real estate owned								
Assets acquired through security enforcement	**7**	**-**	**7**	**2**	7	-	7	2
TOTAL IMPAIRED ASSETS	**61**	**32**	**29**	**3**	85	40	45	3

e) Impaired assets by size of loan

	2003		2002	
	NO. OF LOANS	**EXPECTED RECOVERY $M**	NO. OF LOANS	EXPECTED RECOVERY $M
Less than $1 million	**58**	**7**	63	16
$1 million to $5 million	**4**	**8**	8	16
$5 million to $10 million	**2**	**14**	2	13
Greater than $10 million	**-**	**-**	-	-
	64	**29**	73	45

	CONSOLIDATED 2003 $M	2002 $M

NOTE 21 ASSET QUALITY

f) Interest income foregone on impaired assets

The following table shows the estimated amount of interest that would have been earned on non-accrual and restructured loans based upon market interest rates applicable during the year.

	2003 $M	2002 $M
Gross interest income receivable on impaired assets		
Non-accrual loans	**5**	6
Restructured loans	**-**	-
Total gross interest income receivable on impaired assets	**5**	6
Interest income received		
Non-accrual loans	**1**	1
Restructured loans	**-**	-
Total interest income received	**1**	1
Net interest income foregone		
Non-accrual loans	**4**	5
Restructured loans	**-**	-
Total net interest income foregone	**4**	5

g) Past due items

This category primarily includes loans which are in arrears for 90 or more consecutive days, which are well secured and are not classified as impaired assets. Interest on these loans continues to be taken to the Statements of Financial Performance.

	2003 $M	2002 $M
Loan balances	**159**	139

	2003 %	2002 %

h) Impaired assets as a percentage of loans and other receivables

	2003 %	2002 %
Non-accrual loans - balances		
Non performing loans	**0.11**	0.18
Part/fully performing loans	**-**	-
Non-accrual loans - expected recoveries		
Non performing loans	**0.04**	0.08
Part/fully performing loans	**-**	-
Total impaired assets		
Gross	**0.12**	0.20
Net	**0.06**	0.11

Notes to the Financial Statements

NOTE 22 CONCENTRATION OF CREDIT RISK

The following tables set out the credit risk concentrations of the consolidated entity:

RISK CONCENTRATION AS AT 30 SEPTEMBER 2003

	TRADING SECURITIES $M	INVESTMENT SECURITIES $M	LOANS AND OTHER RECEIVABLES $M	BANK ACCEPTANCES OF CUSTOMERS $M	CONTINGENT EXPOSURES (a) $M	DERIVATIVES (a) $M	TOTAL $M
Agriculture, forestry and fishing	-	-	665	140	1	1	807
Financial, investment and insurance	3,480	123	233	136	902	739	5,613
Government and public authorities	1,381	11	4	-	-	16	1,412
Lease finance	-	-	349	-	3	-	352
Personal	-	-	2,157	-	5	1	2,163
Manufacturing	-	-	512	282	-	6	800
Mining	-	-	24	8	-	1	33
Real estate - construction	-	-	1,011	242	29	1	1,283
Real estate - mortgage	-	-	35,039	-	991	-	36,030
Other commercial and industrial	415	9	9,151	2,583	90	7	12,255
Total	5,276	143	49,145	3,391	2,021	772	60,748
Other risk concentrations							
Due from other financial institutions							335
Total gross credit risk							61,083

RISK CONCENTRATION AS AT 30 SEPTEMBER 2002

	TRADING SECURITIES $M	INVESTMENT SECURITIES $M	LOANS AND OTHER RECEIVABLES $M	BANK ACCEPTANCES OF CUSTOMERS $M	CONTINGENT EXPOSURES (a) $M	DERIVATIVES (a) $M	TOTAL $M
Agriculture, forestry and fishing	-	-	653	13	1	1	668
Financial, investment and insurance	3,778	378	196	71	673	1,414	6,510
Government and public authorities	1,375	13	4	-	-	-	1,392
Lease finance	-	-	311	-	8	-	319
Personal	-	-	2,580	-	4	-	2,584
Manufacturing	-	-	549	105	-	11	665
Mining	-	-	20	5	-	11	36
Real estate - construction	-	-	826	107	40	-	973
Real estate - mortgage	-	-	30,533	-	769	-	31,302
Other commercial and industrial	625	-	7,318	1,361	77	-	9,381
Total	5,778	391	42,990	1,662	1,572	1,437	53,830
Other risk concentrations							
Due from other financial institutions							239
Total gross credit risk							54,069

(a) Based on credit equivalent balance, refer Notes 44 and 49.

	CONSOLIDATED 2003 $M	CONSOLIDATED 2002 $M	BANK 2003 $M	BANK 2002 $M
NOTE 23 INVESTMENT IN ASSOCIATED COMPANIES				
Equity accounted investments	**7**	10	**-**	-
Investments at cost	**-**	-	**2**	4
Total investments in associates	**7**	10	**2**	4

Details of investments in associates	CONSOLIDATED $M	CONSOLIDATED $M	PRINCIPAL ACTIVITIES	OWNERSHIP INTEREST AT 30.9.2003	BALANCE DATE
St.George Development Capital No.2 Pty Limited	**4**	7	POOLED DEVELOPMENT FUND	28.7%	30 June
Others.	**3**	3			Various
	7	10			

	CONSOLIDATED 2003 $M	CONSOLIDATED 2002 $M	BANK 2003 $M	BANK 2002 $M
NOTE 24 OTHER INVESTMENTS				
(i) Property, plant and equipment held for sale				
Land and buildings (at independent valuation - 2002)	**-**	31	**-**	-
Land and buildings (at directors' valuation - 2003)	**31**	-	**-**	-
	31	31	**-**	-
(ii) Shares and other securities				
Unquoted investments (at recoverable value)	**69**	75	**20**	18
Other investments	**2**	2	**-**	-
	71	77	**20**	18
Total other investments	**102**	108	**20**	18
NOTE 25 PROPERTY, PLANT AND EQUIPMENT				
Land (at independent valuation - 2000) (1)	**12**	39	**12**	39
Land (at independent valuation - 2001)	**-**	3	**-**	3
Land (at independent valuation - 2002) (1)	**4**	81	**-**	63
Land (at independent valuation - 2003)	**95**	-	**77**	-
	111	123	**89**	105
Buildings (at independent valuation - 2000) (1)	**13**	41	**13**	41
Buildings (at independent valuation - 2001)	**-**	2	**-**	2
Buildings (at independent valuation - 2002) (1)	**2**	195	**-**	129
Buildings (at independent valuation - 2003)	**212**	-	**158**	-
Buildings (at cost)	**71**	74	**26**	28
	298	312	**197**	200
Less accumulated depreciation	**44**	47	**20**	24
	254	265	**177**	176
Plant and equipment (at cost)	**619**	584	**551**	518
Less accumulated depreciation	**480**	429	**434**	388
	139	155	**117**	130
Leasehold improvements (at cost)	**13**	13	**13**	13
Less accumulated amortisation	**11**	10	**11**	10
	2	3	**2**	3
Total property, plant and equipment	**506**	546	**385**	414

NOTE 25 PROPERTY, PLANT AND EQUIPMENT

Valuation

The independent valuation of all land and buildings (except those in the process of sale or renovation) owned by the consolidated entity was carried out at 30 September 2003 by Neil Smith (AAPI, Certified Practising Valuer) of Herron Todd White, Sydney. The valuation was performed on the basis of market value as at balance date.

The resultant net increment of $18 million (land - increment $7 million; buildings - increment $11 million) arising from the revaluation has been transferred to the asset revaluation and realisation reserve (refer Note 37).

(1) Properties in the process of sale were not revalued at 30 September 2003.

Reconciliations

Reconciliation of the carrying amounts for each class of property, plant and equipment are set out below:

	CONSOLIDATED		BANK	
	2003 $M	2002 $M	**2003 $M**	2002 $M
Freehold Land				
Carrying amount at beginning of the financial year	**123**	132	**105**	112
Revaluation during the year	**7**	(9)	**3**	(7)
Disposal	**(19)**	-	**(19)**	-
Carrying amount at end of the financial year	**111**	123	**89**	105
Buildings				
Carrying amount at beginning of the financial year	**265**	255	**176**	164
Additions	**3**	4	**1**	5
Revaluation during the year	**11**	26	**21**	21
Disposals	**(20)**	(9)	**(20)**	(9)
Depreciation	**(5)**	(11)	**(1)**	(5)
Carrying amount at end of the financial year	**254**	265	**177**	176
Plant and Equipment				
Carrying amount at beginning of the financial year	**155**	144	**130**	122
Additions	**50**	69	**46**	60
Disposals	**-**	(1)	**-**	(1)
Depreciation	**(66)**	(57)	**(59)**	(51)
Carrying amount at end of the financial year	**139**	155	**117**	130
Leasehold Improvements				
Carrying amount at beginning of the financial year	**3**	3	**3**	3
Additions	**-**	1	**-**	1
Amortisation	**(1)**	(1)	**(1)**	(1)
Carrying value at end of the financial year	**2**	3	**2**	3

	CONSOLIDATED		BANK	
	2003 $M	2002 $M	**2003 $M**	2002 $M
NOTE 26 GOODWILL				
Goodwill	**2,011**	2,092	**1,344**	1,344
Less - accumulated amortisation	**743**	643	**518**	449
- write-off	**-**	72	**-**	-
	1,268	1,377	**826**	895
NOTE 27 OTHER ASSETS				
Deferred expenditure	**361**	437	**304**	391
Less - accumulated amortisation	**212**	192	**179**	170
- write-off	**-**	60	**-**	60
	149	185	**125**	161
Sundry debtors and prepayments	**551**	573	**445**	450
Unrealised revaluation gain on derivatives instruments	**1,230**	865	**1,230**	865
Future income tax benefit	**83**	89	**74**	79
	1,864	1,527	**1,749**	1,394
	2,013	1,712	**1,874**	1,555
NOTE 28 DEPOSITS AND OTHER BORROWINGS				
Funds are raised from well diversified sources and there are no material concentrations. Funds comprise the following categories:				
Certificates of deposit	**10,259**	7,358	**10,259**	7,358
Term and other deposits	**34,954**	30,973	**34,894**	30,972
Secured borrowings	**59**	34	**59**	34
Unsecured borrowings	**19**	29	**-**	12
	45,291	38,394	**45,212**	38,376
Maturity analysis based on remaining term to maturity at 30 September				
At call	**28,366**	23,505		
Less than 3 months	**9,163**	8,653		
Between 3 months and 12 months	**5,687**	4,272		
Between 1 year and 5 years	**2,060**	1,880		
After 5 years	**15**	84		
	45,291	38,394		
NOTE 29 DUE TO OTHER FINANCIAL INSTITUTIONS				
Maturity analysis based on remaining term to maturity at 30 September				
At call	**501**	912		
Less than 3 months	**-**	-		
Between 3 months and 12 months	**-**	-		
	501	912		

Notes to the Financial Statements

	CONSOLIDATED		BANK	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
NOTE 30 PROVISION FOR DIVIDENDS				
Final ordinary dividend	**-**	209	**-**	209
Depositary capital securities dividend	**8**	10	**-**	-
Preferred resetting yield marketable equity securities	**2**	2	**2**	2
Total provision for dividends	**10**	221	**2**	211
Final ordinary dividend proposed and not recognised as a liability	**253**	-	**253**	-
NOTE 31 INCOME TAX LIABILITY				
Provision for income tax	**136**	140	**120**	115
Provision for deferred income tax	**184**	132	**167**	109
Total income tax liability	**320**	272	**287**	224
NOTE 32 OTHER PROVISIONS				
Employee entitlements	**88**	83	**82**	78
Directors' retirement	**3**	2	**3**	2
Restructuring costs	**-**	28	**-**	28
Other	**2**	2	**-**	-
	93	115	**85**	108
Employee entitlements	**88**	83	**82**	78
Add: termination benefits included in restructuring	**-**	22	**-**	22
Total employee entitlements	**88**	105	**82**	100
Number of employees at 30 September	**7,325**	7,342	**6,558**	6,517
NOTE 33 BONDS AND NOTES				
Euro commercial paper by currency of denomination				
AUD euro commercial paper	**137**	511	**137**	511
GBP euro commercial paper	**165**	71	**165**	71
EUR euro commercial paper	**561**	1,025	**561**	1,025
HKD euro commercial paper	**67**	111	**67**	111
NZD euro commercial paper	**-**	36	**-**	36
USD euro commercial paper	**558**	766	**558**	766
	1,488	2,520	**1,488**	2,520
Medium Term Debt by currency of denomination				
AUD medium term debt	**166**	70	**166**	70
EUR medium term debt	**1,773**	1,345	**1,773**	1,345
GBP medium term debt	**173**	17	**173**	17
HKD medium term debt	**299**	329	**299**	329
NZD medium term debt	**52**	14	**52**	14
SGD medium term debt	**85**	104	**85**	104
USD medium term debt	**1,512**	2,904	**1,512**	2,904
	4,060	4,783	**4,060**	4,783
	5,548	7,303	**5,548**	7,303

	CONSOLIDATED 2003 $M	CONSOLIDATED 2002 $M	BANK 2003 $M	BANK 2002 $M
NOTE 33 BONDS AND NOTES				
Maturity analysis based on remaining term to maturity at 30 September				
Less than 3 months	**1,037**	1,788		
Between 3 months and 12 months	**1,947**	2,297		
Between 1 year and 5 years	**2,505**	3,145		
After 5 years	**59**	73		
	5,548	7,303		
NOTE 34 LOAN CAPITAL				
AUD 39m fixed rate notes due 2003	-	39	-	39
USD 200m fixed rate notes due 2005	**303**	380	**303**	380
USD 150m fixed rate notes due 2007	**224**	282	**224**	282
AUD 140m fixed rate notes due 2007	**141**	141	**141**	141
AUD 160m fixed rate notes due 2007	**160**	160	**160**	160
AUD 100m fixed rate notes due 2008	**101**	-	**101**	-
AUD 150m fixed rate notes due 2008	**151**	-	**151**	-
	1,080	1,002	**1,080**	1,002
Maturity analysis based on remaining term to maturity at 30 September				
Between 3 months and 12 months	-	39		
Between 1 year and 5 years	**1,080**	963		
	1,080	1,002		
NOTE 35 BILLS PAYABLE AND OTHER LIABILITIES				
Bills payable	**183**	165	**183**	165
Sundry creditors and accruals	**397**	479	**310**	282
Unrealised revaluation loss on derivative instruments	**1,519**	620	**1,519**	620
Unearned income - mortgage insurance premiums	**16**	21	-	-
	2,115	1,285	**2,012**	1,067

NOTE 36 SHARE CAPITAL

	NOTE	CONSOLIDATED 2003 $M	CONSOLIDATED 2002 $M	BANK 2003 $M	BANK 2002 $M
Capital					
505,592,816 fully paid ordinary shares (2002: 498,097,921)	(a)	**3,162**	3,043	**3,162**	3,043
3,000,000 fully paid preferred resetting yield marketable equity securities (2002: 3,000,000)		**291**	291	**291**	291
Perpetual note		**-**	-	**17**	-
General reserve		**15**	15	**15**	15
		3,468	3,349	**3,485**	3,349

(a) Movement in ordinary share capital

		2003 $M	2002 $M	2003 NO. OF SHARES	2002 NO. OF SHARES
Balance at beginning of the financial year		**3,043**	2,821	**498,097,921**	483,828,232
Ordinary shares issued	(b)	**119**	222	**7,494,895**	14,269,689
Balance at end of the financial year		**3,162**	3,043	**505,592,816**	498,097,921

Issued and uncalled capital

6,069 Borrowers' shares unpaid (2002: 8,028)

300,842 Depositors' shares unpaid (2002: 330,233)

NOTE 36 SHARE CAPITAL

(b) Ordinary shares issued	2003 $M	2003 NO. OF SHARES	2003 AVERAGE PRICE $	2002 $M	2002 NO. OF SHARES	2002 AVERAGE PRICE $
Dividend Reinvestment Plan						
- Final dividend 2000/2001	-	-	-	54	3,334,926	16.28
- Final dividend 2000/2001 - underwritten	-	-	-	81	4,964,412	16.28
- Interim dividend 2001/2002	-	-	-	69	3,598,233	19.22
- Final dividend 2001/2002	**46**	**2,547,485**	**18.18**	-	-	-
- Interim dividend 2002/2003	**68**	**3,205,169**	**21.48**	-	-	-
Executive Option Plan (refer Note 41)	**5**	**455,000**	**10.46**	18	1,768,333	10.21
Employee Reward Share Plan (refer Note 41)	-	**348,516**	-	-	340,312	-
Employee Performance Share Plan (refer Note 41)	-	**938,725**	-	-	263,473	-
	119	**7,494,895**		222	14,269,689	

Terms and Conditions

Ordinary Shares

Holders of ordinary shares have the right to receive dividends as declared and in proportion to the paid up capital of the shares held. In a winding up, ordinary shareholders would participate in the proceeds from the sale of any surplus assets in proportion to the number and amount paid up on the shares held. Ordinary shares entitle their holder to one vote (per share held) on a poll, either in person or by proxy, at a meeting of the Bank.

Preferred resetting yield marketable equity securities (PRYMES)

A holder of PRYMES is entitled to receive a non-cumulative dividend at a fixed rate which is fixed every five years (the current rate is 6.36% per annum), payable in arrears in half-yearly instalments on 20 February and 20 August until conversion. PRYMES are not redeemable by St.George but may be converted under certain circumstances. Holders of PRYMES have priority over ordinary shares for payment of dividends and for return of capital (not exceeding the issue price) and payment of any dividend declared but unpaid on a winding-up. Holders of PRYMES have no voting rights except in limited circumstances as prescribed by the ASX Listing Rules and their terms of issue.

Capital Management Initiatives

Dividend Reinvestment Plan (DRP)

The St.George DRP will operate for the final ordinary dividend with no discount and participation will be from a minimum of 100 ordinary shares without a cap on participation by individual shareholders. For applications under the DRP to be to be effective, they must be received at the Bank's Share Registry (Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney) by 5.00pm on 5 December 2003.

NOTE 37 RESERVES

	CONSOLIDATED		BANK	
	2003 $M	2002 $M	**2003 $M**	2002 $M
Composition				
Asset revaluation and realisation reserve	**83**	65	**112**	88
Claims equalisation reserve	**19**	13	**-**	-
Depositors' and borrowers' redemption reserve	**2**	1	**2**	1
	104	79	**114**	89
Movements in reserves				
Asset revaluation and realisation reserve				
Balance at beginning of the financial year	**65**	48	**88**	74
Add net increment arising from the revaluation of land and buildings	**18**	17	**24**	14
Balance at end of the financial year	**83**	65	**112**	88
Claims equalisation reserve				
Balance at beginning of the financial year	**13**	10	**-**	-
Add net transfer from retained profits	**6**	3	**-**	-
Balance at end of the financial year	**19**	13	**-**	-
Depositors' and borrowers' redemption reserve				
Balance at beginning of the financial year	**1**	1	**1**	1
Add net transfer from retained profits	**1**	-	**1**	-
Balance at end of the financial year	**2**	1	**2**	1

Asset Revaluation and Realisation Reserve

Increments and decrements (where they reverse a previous increment) arising upon the revaluation of land, buildings and other investments are recognised in the Asset Revaluation and Realisation Reserve.

Claims Equalisation Reserve

The purpose of this reserve is to provide a prudential buffer against fluctuations in mortgage insurance claims. In the event that there was an abnormal claims experience, a portion of this reserve could be transferred back to retained profits.

Reserve for Redemption of Borrowers' and Depositors' Shares

The purpose of this reserve is to recognise the redemption of all Borrowers' and Depositors' shares.

	CONSOLIDATED		BANK	
	2003 $M	2002 $M	**2003 $M**	2002 $M
NOTE 38 RETAINED PROFITS				
Retained profits at the beginning of the financial year	**71**	102	**115**	118
Adjustments to opening retained profits				
Reversal of 2002 final ordinary dividend on initial adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**209**	-	**209**	-
AASB 1028 "Employee Benefits" adjustment	**(1)**	-	**(1)**	-
Adjusted opening retained profits	**279**	102	**323**	118
Net profit after income tax attributable to members of the Bank	**658**	427	**600**	413
Total available for appropriation	**937**	529	**923**	531
Dividends recognised during the year	**(488)**	(455)	**(455)**	(416)
Transfer to reserve	**(7)**	(3)	**(1)**	-
Retained profits at the end of the financial year	**442**	71	**467**	115

NOTE 39 OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES

	2003 $M	2002 $M
Interest in:		
Depositary capital securities	**334**	334
Perpetual note (1)	**17**	-
Share capital	**2**	2
Retained profits	**(2)**	3
	351	339

(1) Holders of the perpetual note have no voting rights or entitlement to dividends or other payment. In a winding up, the perpetual note converts into ordinary shares and would participate with ordinary shareholders in the proceeds from the sale of any surplus assets in proportion to the number and amount paid up on the shares held.

NOTE 40 AVERAGE BALANCES AND RELATED INTEREST

The following table shows the major categories of interest earning assets and interest bearing liabilities and the respective interest rates earned or paid by the consolidated entity for the years indicated. Averages are month-end averages, which are not materially different from daily averages. Non-accrual loans are included in Interest Earning Assets under Loans and Other Receivables.

	2003			2002		
	AVERAGE BALANCE $M	INTEREST $M	AVERAGE RATE %	AVERAGE BALANCE $M	INTEREST $M	AVERAGE RATE %
Interest earning assets						
Cash and liquid assets	**466**	**21**	**4.51**	689	30	4.35
Due from other financial institutions	**160**	**5**	**3.13**	197	5	2.54
Investment/trading securities	**5,612**	**269**	**4.79**	4,994	228	4.57
Loans and other receivables	**46,253**	**3,139**	**6.79**	41,810	2,801	6.70
Total Interest Earning Assets	**52,491**	**3,434**	**6.54**	47,690	3,064	6.42
Non interest earning assets						
Bills receivable	**19**			7		
Property, plant and equipment	**517**			533		
Other assets	**5,613**			5,345		
Provision for doubtful debts	**(234)**			(203)		
Total Non Interest Earning Assets	**5,915**			5,682		
Total Assets	**58,406**			53,372		
Interest bearing liabilities						
Retail deposits	**31,828**	**1,045**	**3.28**	27,853	880	3.16
Other deposits	**8,525**	**443**	**5.20**	7,712	375	4.86
Due to other financial institutions	**429**	**14**	**3.26**	361	9	2.49
Domestic borrowings	**2,517**	**141**	**5.60**	2,408	137	5.69
Offshore borrowings	**6,743**	**340**	**5.04**	7,394	330	4.46
Total Interest Bearing Liabilities	**50,042**	**1,983**	**3.96**	45,728	1,731	3.79
Non interest bearing liabilities						
Bills payable	**170**			172		
Other liabilities	**4,033**			3,698		
Total Non Interest Bearing Liabilities	**4,203**			3,870		
Total Liabilities	**54,245**			49,598		
Shareholders' Equity	**4,161**			3,774		
Total Liabilities and Shareholders' Equity	**58,406**			53,372		
Interest Spread[1]			**2.58**			2.63
Interest Margin[2]			**2.76**			2.80

(1) Interest spread represents the difference between the average interest rate earned and the average interest rate paid on funds.

(2) Interest margin represents net interest income as a percentage of average interest earning assets.

NOTE 40 AVERAGE BALANCES AND RELATED INTEREST

Volume and Rate Analysis

The table below allocates changes in interest income and interest expense between changes in volume and changes in rate for the years ended 30 September 2003 and 30 September 2002. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	2003 OVER 2002			2002 OVER 2001		
	← CHANGE DUE TO →			← CHANGE DUE TO →		
	VOLUME $M	RATE $M	TOTAL $M	VOLUME $M	RATE $M	TOTAL $M
Interest earning assets						
Cash and liquid assets	(10)	1	(9)	(17)	(9)	(26)
Due from other financial institutions	(1)	1	-	1	-	1
Investment/trading securities	30	11	41	57	(61)	(4)
Loans and other receivables	302	36	338	133	(351)	(218)
Change in Interest Income	321	49	370	174	(421)	(247)
Interest bearing liabilities						
Retail deposits	131	34	165	97	(178)	(81)
Other deposits	42	26	68	-	(74)	(74)
Due to other financial institutions	2	3	5	(3)	(1)	(4)
Domestic borrowings	6	(2)	4	(24)	(1)	(25)
Offshore borrowings	(33)	43	10	(44)	(117)	(161)
Change in Interest Expense	148	104	252	26	(371)	(345)
Change in Net Interest Income	173	(55)	118	148	(50)	98

NOTE 41 SHARE AND OPTION PLANS

Three employee share plans and one executive option plan were approved by shareholders at the Annual General Meeting on 3 February 1998. A Non-Executive Directors' Share Purchase Plan was approved by shareholders at the Bank's Annual General Meeting held on 17 December 1999.

Details of these plans are as follows:

(a) Employee Reward Share Plan (Reward Plan)

On 22 November 2002, 348,516 ordinary shares were allotted as bonus shares to 6,454 eligible employees for nil consideration under the Reward Plan. The bonus shares had a market value of $18.30 per share at the date of allotment.

The Reward Plan provides eligible employees with up to $1,000 of ordinary shares per annum at no cost. Allocations under the plan are subject to the achievement of predetermined performance targets as set by the Board and communicated to staff. The performance target for the shares issued during the year related to performance in the 30 September 2002 year.

The hurdles for that year required EPS (before goodwill and significant items) for the year ended 30 September 2002 to exceed the previous year by at least 15%, profit per employee improvement to at least 20% above the previous year and improvements in measured customer satisfaction levels.

Shares issued under the Reward Plan are not recognised as an expense by the consolidated entity. The estimated impact of the Reward Plan shares issued during the year on the consolidated entity's Statement of Financial Performance for the year ended 30 September 2003 would be $6 million ($4 million after tax).

(b) Employee Share Purchase Plan (Purchase Plan)

All permanent employees with continuous service of at least one year as at any relevant share acquisition date, are eligible to participate in the Purchase Plan. Allocations of ordinary shares can occur by allotment or by purchase on market. In consideration for the shares allocated, employees forego remuneration equivalent to the market value of the shares on the date of issue and at a discount equivalent to that available under the Bank's Dividend Reinvestment Plan, when operational. Brokerage is payable by the Bank.

Details of ordinary shares allocated under this Plan are as follows:

DATE OF ALLOCATION	NUMBER OF ORDINARY SHARES ALLOCATED	AVERAGE PURCHASE PRICE OF SHARES ACQUIRED ($)	NUMBER OF EMPLOYEES PARTICIPATING
22-Nov-02	36,108	18.11	134
24-Dec-02	104,511	17.80	142
30-May-03	31,285	20.64	118

The above shares were purchased on market. Shares allocated under the Purchase Plan are expensed in the consolidated entity's Statement of Financial Performance.

NOTE 41 SHARE AND OPTION PLANS

(c) Employee Performance Share Plan (Performance Plan)

Details of awards, comprising rights over unissued ordinary shares, granted under the Performance Plan are as follows:

			MOVEMENTS DURING THE YEAR					
DATE AWARDS GRANTED	VESTING DATE	AWARDS OUTSTANDING 1 OCT 2002	NUMBER OF AWARDS GRANTED	NUMBER OF AWARDS FORFEITED	NUMBER OF AWARDS ALLOTED	AWARDS OUTSTANDING 30 SEP 2003	SENIOR EXECUTIVES IN PLAN	FAIR VALUE OF EACH AWARD GRANTED DURING THE YEAR ($)
31-Aug-98	23-Feb-01	9,000			9,000	-		
2-Jun-99	8-Dec-02	3,000			3,000	-		
2-Jun-99	8-Jun-03	3,000			3,000	-		
20-Dec-99	20-Dec-02	3,000			3,000	-		
1-Nov-00	15-Nov-02	545,000			545,000	-		
1-Nov-00	15-Nov-03	308,494		7,711	100,676	200,107	67	
6-Nov-00	6-Nov-02	1,800			1,800	-	1	
6-Nov-00	6-Nov-03	1,800				1,800		
29-Jan-01	15-Nov-02	4,000			4,000	-	1	
29-Jan-01	15-Nov-03	2,000				2,000		
5-Feb-01	15-Nov-02	22,711			22,711	-	2	
5-Feb-01	15-Nov-03	9,447			2,780	6,667		
5-Mar-01	15-Nov-02	3,000			3,000	-	1	
5-Mar-01	15-Nov-03	1,500				1,500		
14-Mar-01	15-Nov-02	1,047			1,047	-	1	
14-Mar-01	15-Nov-03	897				897		
19-Mar-01	15-Nov-02	2,571			2,571	-		
19-Mar-01	15-Nov-03	1,929		1,929		-		
12-Apr-01	15-Nov-02	4,706			4,706	-	1	
12-Apr-01	15-Nov-03	4,033				4,033		
1-Jul-01	15-Nov-02	750			750	-	1	
1-Jul-01	15-Nov-03	1,500				1,500		
1-Oct-01	15-Nov-03	284,627		5,525	79,278	199,824	90	
1-Oct-01	15-Nov-04	236,045		28,854		207,191	105	
1-Oct-01	15-Nov-04	236,045		46,545		189,500	88	
2-Jan-02	15-Nov-03	2,278				2,278		
2-Jan-02	15-Nov-04	2,278				2,278	1	
2-Jan-02	15-Nov-04	2,278				2,278		
24-Jan-02	15-Nov-02	12,482			12,482	-	1	
24-Jan-02	15-Nov-03	12,482				12,482		
24-Jan-02	15-Nov-03	1,344				1,344		
24-Jan-02	15-Nov-04	1,344				1,344	1	
24-Jan-02	15-Nov-04	1,344				1,344		
31-Jan-02	15-Nov-02	24,409			24,409	-	1	
31-Jan-02	15-Nov-03	24,409				24,409		
31-Jan-02	15-Nov-03	3,872				3,872		
31-Jan-02	15-Nov-04	3,872				3,872	1	
31-Jan-02	15-Nov-04	3,872				3,872		
1-Feb-02	15-Nov-03	911				911		
1-Feb-02	15-Nov-04	911				911	1	
1-Feb-02	15-Nov-04	911				911		
25-Feb-02	25-Feb-03	2,797			2,797	-		
25-Feb-02	25-Feb-04	2,797				2,797	1	
25-Feb-02	25-Feb-05	2,797				2,797		
25-Feb-02	15-Nov-03	3,729				3,729		
25-Feb-02	15-Nov-04	3,729				3,729	1	
25-Feb-02	15-Nov-04	3,729				3,729		
3-Apr-02	15-Nov-02	12,710			12,710	-	1	
3-Apr-02	15-Nov-03	12,710				12,710		
3-Apr-02	25-Feb-03	911				911		
3-Apr-02	25-Feb-04	911				911	1	
3-Apr-02	25-Feb-05	911				911		

NOTE 41 SHARE AND OPTION PLANS

(c) Employee Performance Share Plan (Performance Plan)

			MOVEMENTS DURING THE YEAR					
DATE AWARDS GRANTED	VESTING DATE	AWARDS OUTSTANDING 1 OCT 2002	NUMBER OF AWARDS GRANTED	NUMBER OF AWARDS FORFEITED	NUMBER OF AWARDS ALLOTED	AWARDS OUTSTANDING 30 SEP 2003	SENIOR EXECUTIVES IN PLAN	FAIR VALUE OF EACH AWARD GRANTED DURING THE YEAR ($)
4-Apr-02	24-Jun-02	3,676			3,676	-		
4-Apr-02	24-Jun-03	3,676				3,676	1	
4-Apr-02	24-Jun-04	3,676				3,676		
4-Apr-02	15-Nov-03	1,488				1,488		
4-Apr-02	15-Nov-04	1,488				1,488	1	
4-Apr-02	15-Nov-04	1,488				1,488		
8-Apr-02	15-Nov-02	13,144			13,144	-	1	
8-Apr-02	15-Nov-03	13,144				13,144		
8-Apr-02	15-Nov-03	1,298				1,298		
8-Apr-02	15-Nov-04	1,298				1,298	1	
8-Apr-02	15-Nov-04	1,298				1,298		
1-May-02	15-Nov-02	10,949			10,949	-	1	
1-May-02	15-Nov-03	10,949				10,949		
1-May-02	15-Nov-03	729				729		
1-May-02	15-Nov-04	729				729	1	
1-May-02	15-Nov-04	729				729		
15-May-02	15-Nov-02	7,119			7,119	-		
15-May-02	15-Nov-03	7,119		3,105	4,014	-		
15-May-02	15-Nov-03	911			911	-		
15-May-02	15-Nov-04	911		177		734	1	
15-May-02	15-Nov-04	911		911		-		
16-May-02	15-Nov-02	9,477			9,477	-	1	
16-May-02	15-Nov-03	9,477				9,477		
16-May-02	15-Nov-03	1,162				1,162		
16-May-02	15-Nov-04	1,162				1,162	1	
16-May-02	15-Nov-04	1,162				1,162		
2-Jun-02	22-Jul-02	20,000			20,000	-		
2-Jun-02	22-Jul-03	20,000				20,000	1	
2-Jun-02	22-Jul-04	20,000				20,000		
2-Jun-02	22-Jul-05	20,000				20,000		
2-Jun-02	15-Nov-03	1,155				1,155		
2-Jun-02	15-Nov-04	1,155				1,155	1	
2-Jun-02	15-Nov-04	1,155				1,155		
27-Jun-02	15-Nov-03	454				454		
27-Jun-02	15-Nov-04	454				454	1	
27-Jun-02	15-Nov-04	454				454		
1-Jul-02	1-Jul-02	2,571			2,571	-		
1-Jul-02	1-Jul-03	2,571				2,571	1	
1-Jul-02	1-Jul-04	2,571				2,571		
1-Jul-02	15-Nov-03	864				864		
1-Jul-02	15-Nov-04	864				864	1	
1-Jul-02	15-Nov-04	864				864		
1-Oct-02	15-Nov-04	-	21,433			21,433		18.16
1-Oct-02	15-Nov-05	-	21,433			21,433	8	18.16
1-Oct-02	15-Nov-05	-	21,433			21,433		18.16
12-Dec-02	12-Dec-02	-	25,000 (a)		25,000	-	1	17.98
24-Feb-03	24-Feb-03	-	3,147 (a)		3,147	-	1	17.48
5-May-03	30-Sep-03	-	5,026 (a)			5,026		19.90
5-May-03	30-Sep-04	-	5,026 (a)			5,026	1	19.90
5-May-03	30-Sep-05	-	5,026 (a)			5,026		19.90
	TOTAL	2,042,932	107,524	94,757	938,725	1,116,974		

NOTE 41 SHARE AND OPTION PLANS

(c) Employee Performance Share Plan (Performance Plan)

(a) No performance hurdles relate to these awards as they represent compensation for incentives foregone by the respective executive on leaving their former employer.

Performance hurdles in respect of other awards granted during the year are subject to tenure and vest for nil consideration subject to the satisfaction of the following conditions:

(i) Tranche (1) - First exercisable date of 15 November 2004

Basic earnings per ordinary share (calculated by applying in a consistent manner the policies and practices used in determining earnings per share for the year ended 30 September 2002, which was 124.7 cents) before goodwill and significant items (unless specific items are determined by the Board for inclusion) (the EPS) for the year ending 30 September 2003 must exceed 137.17 cents.

If the EPS for tranche (1) is not achieved, the Awards offered under tranche (1) will accumulate to tranche (2).

(ii) Tranche (2) - First exercisable date of 15 November 2005

EPS for the year ended 30 September 2004 must exceed:

(a) the EPS for the year ended 30 September 2003 by more than 10%; or
(b) that figure which EPS would have reached had the EPS for the year ending 30 September 2002 grown at an annual rate of 10%, compounding annually.

If the EPS for tranche (2) is not achieved, the Awards offered under tranche (2) (including Awards accumulated from tranche (1) to tranche (2), if any) will accumulate to tranche (3).

(iii) Tranche (3) - First exercisable date of 15 November 2005

EPS for the year ended 30 September 2005 must exceed:

(a) the EPS for the year ended 30 September 2004 by more than 10%; or
(b) that figure which EPS would have reached had the EPS for the year ending 30 September 2002 grown at an annual rate of 10%, compounding annually.

In accordance with the Rules of the Performance Plan and as approved by shareholders, share allocations can occur by allotment or by purchase on market. The Board will assess the most appropriate basis of allocation at the time each award is exercised. All allocations under the Performance Plan have been by allotment. Shares issued under this Plan are not recorded as an expense.

The market price of the Bank's shares at 30 September 2003 was $20.49 (30 September 2002: $17.70).

The fair value of awards granted during the year has been determined based on the volume weighted average share price of the Bank's ordinary shares using the five day trading period before the grant date. The fair value has not been discounted for the probability of not meeting performance hurdles (where applicable). The 107,524 performance awards granted during the year have a fair value of $2 million. If these awards were expensed at this value, there would have been a $2 million reduction in the consolidated entity's and Bank's current year after tax profit.

NOTE 41 SHARE AND OPTION PLANS

(d) Executive Option Plan (Option Plan)

The Managing Director and executive officers are eligible to participate in the Option Plan. Exercise is conditional upon the Bank achieving a prescribed performance hurdle.

Separate performance hurdles have been established in relation to the exercise of the Managing Director's options. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-executive directors are not eligible to participate in the plan.

DATE OPTION GRANTED	EXERCISE PERIOD [1]	EXERCISE PRICE ($) [2]	OPTIONS OUTSTANDING 1 OCT 2002	MOVEMENTS DURING THE YEAR NUMBER OF OPTIONS GRANTED	NUMBER OF OPTIONS FORFEITED	NUMBER OF OPTIONS EXERCISED	OPTIONS OUTSTANDING 30 SEP 2003	SENIOR EXECUTIVES IN PLAN [3]	FAIR VALUE OF EACH OPTION GRANTED DURING THE YEAR ($) [4]
30-Nov-98	15-Nov-02 to 30-Nov-03	10.30	75,000			75,000	-		
30-Nov-98	15-Nov-03 to 30-Nov-03	10.30	75,000			75,000	-		
30-Nov-98	30-Nov-01 to 30-Nov-03	10.30	120,000			120,000	-		
2-Jun-99	8-Dec-02 to 2-Jun-04	10.73	30,000			30,000	-		
2-Jun-99	8-Jun-03 to 2-Jun-04	10.73	30,000			30,000	-		
3-Nov-99	8-Nov-02 to 8-May-03	10.34	45,000			45,000	-		
20-Dec-99	20-Dec-02 to 20-Dec-04	10.86	80,000			80,000	-		
17-Mar-00	17-Mar-03 to 17-Mar-05	11.39	30,000				30,000	1	
1-Nov-00	15-Nov-03 to 1-Nov-05	11.14	66,667		66,667		-		
1-Oct-01	15-Nov-03 to 1-Oct-06	14.64	66,667		66,667		-		
1-Oct-01	15-Nov-04 to 1-Oct-06	14.64	133,334		133,334		-		
12-Dec-01	12-Jun-04 to 12-Dec-06	16.91	250,000				250,000		
12-Dec-01	12-Jun-05 to 12-Dec-06	16.91	250,000				250,000	1	
12-Dec-01	12-Jun-06 to 12-Dec-06	16.91	500,000				500,000		
1-Oct-02	15-Nov-04 to 1-Oct-07	18.16	-	148,429			148,429		2.33
1-Oct-02	15-Nov-05 to 1-Oct-07	18.16	-	148,429			148,429	8	2.33
1-Oct-02	15-Nov-05 to 1-Oct-07	18.16	-	148,429			148,429		2.33
		TOTAL	1,751,668	445,287	266,668	455,000	1,475,287		

(1) The options may be exercisable at an earlier date as prescribed by the Option Plan Rules.

(2) A premium is added to the exercise price of the options which represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the year from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to the Grant Date, calculated in accordance with the Option Plan Rules.

(3) Participating executives are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.

(4) The fair value of options granted during the year has been determined using the Black-Scholes option pricing model. This valuation takes into account the price at the Grant Date, the expected life of the option, the exercise price for the options, expected dividends and volatility in the price of the underlying stock. The fair value has not been discounted for the probability of not meeting performance hurdles (where applicable). If the options granted during the year were expensed at their fair value, there would have been a $1 million reduction in the consolidated entity's and Bank's current year after tax profit.

NOTE 41 SHARE AND OPTION PLANS

(d) Executive Option Plan (Option Plan)

(5) No options were granted to Mrs Kelly during the year.

Performance hurdles in respect of options granted to the next five highest paid executives of the Bank's Group Executive team during the year are exercisable subject to tenure and the satisfaction of the following conditions:

(i) Tranche (1) - first exercisable date 15 November 2004

Basic earnings per ordinary share (calculated by applying in a consistent manner the policies and practices used in determining earnings per share for the year ended 30 September 2002, which was 124.7 cents) before goodwill and significant items (unless specific items are determined by the Board for inclusion) (the EPS) for the year ending 30 September 2003 must exceed 137.17 cents.

If the EPS for tranche (1) is not achieved, the Options offered under tranche (1) will accumulate to tranche (2).

(ii) Tranche (2) - first exercisable date 15 November 2005

EPS for the year ended 30 September 2004 must exceed:

(a) the EPS for the year ended 30 September 2003 by more than 10%; or

(b) that figure which EPS would have reached had the EPS for the year ending 30 September 2002 grown at an annual rate of 10%, compounding annually.

If the EPS for tranche (2) is not achieved, the Options offered under tranche (2) (including Options accumulated from tranche (1) to tranche (2), if any) will accumulate to tranche (3).

(iii) Tranche (3) - first exercisable date 15 November 2005

EPS for the year ended 30 September 2005 must exceed:

(a) the EPS for the year ended 30 September 2004 by more than 10%; or

(b) that figure which EPS would have reached had the EPS for the year ending 30 September 2002 grown at an annual rate of 10%, compounding annually.

(e) Non-Executives Directors' Share Purchase Plan (Directors' Plan)

All non-executive directors are eligible to participate in the Directors' Plan. Ordinary shares are acquired on market. In consideration for the shares acquired on their behalf, non-executive directors forego directors' fees equivalent to the purchase price of the shares. Brokerage is payable by the Bank. Shares purchased under this Plan are expensed in the Statement of Financial Performance.

Details of shares allocated under the Directors' Plan are as follows:

Date of Allocation	22 NOVEMBER 2002
Number of Ordinary Shares Acquired on Market	10,212
Number of Participating Non-Executive Directors	6
Average Purchase Price of Shares Acquired	$18.11

	CONSOLIDATED		BANK	
	2003 $M	2002 $M	**2003 $M**	2002 $M
NOTE 42 COMMITMENTS				
Capital expenditure commitments as at 30 September not provided for in the financial statements amounted to:				
Not longer than 1 year	**11**	9	**11**	9
Operating lease commitments contracted for as at 30 September:				
Not longer than 1 year	**64**	56	**62**	49
Longer than 1 year and not longer than 2 years	**45**	34	**43**	31
Longer than 2 years and not longer than 5 years	**45**	32	**42**	28
Longer than 5 years	**41**	28	**41**	29
	195	150	**188**	137
NOTE 43 UNCOMMITTED CREDIT FACILITIES				
Offshore and Australian dollar note borrowing facilities				
Uncommitted credit facilities	**10,256**	12,877	**10,256**	12,877
Amount utilised	**9,001**	7,032	**9,001**	7,032
Unused uncommitted credit facilities	**1,255**	5,845	**1,255**	5,845

NOTE 44 CONTINGENT LIABILITIES AND CREDIT COMMITMENTS

Detailed below are the notional amounts of contingent liabilities and credit commitments, together with their credit equivalent amounts. The notional amount represents the maximum credit risk. The credit equivalent amount records the estimated maximum or total potential loss if the counterparty were to default and is determined in accordance with APRA's risk weighted capital adequacy guidelines.

	CONSOLIDATED				BANK			
	NOTIONAL AMOUNT		CREDIT EQUIVALENT		NOTIONAL AMOUNT		CREDIT EQUIVALENT	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
	$M	$M	**$M**	$M	**$M**	$M	**$M**	$M
(a) Contingent Liabilities								
Bills endorsements	**361**	343	**361**	343	**361**	343	**361**	343
Guarantees	**344**	127	**344**	127	**344**	127	**344**	127
Documentary letters of credit	**138**	130	**100**	93	**187**	143	**148**	106
Performance related items	**20**	13	**10**	6	**20**	13	**10**	6
Settlement of claims	**-**	1	**-**	1	**-**	1	**-**	1
Total Contingent Liabilities	**863**	614	**815**	570	**912**	627	**863**	583
(b) Credit Related Commitments								
Undrawn facilities	**15,294**	11,787	**1,206**	1,002	**15,192**	11,704	**1,206**	1,002

In accordance with the rules relating to clearing arrangements contained in the Australian Paper Clearing Stream and the Bulk Electronic Clearing Stream of the Australian Payments Clearing Association Limited, the Bank is subject to a commitment to provide liquidity support to these clearing streams in the event of another member financial institution failing to settle.

(c) Deed of Cross Guarantee

Pursuant to an Australian Securities and Investments Commission (ASIC) Class Order 98/1418 dated 13 August 1998, relief was granted during the year to the controlled entities listed below from the Corporations Act 2001 requirements for preparation, audit and publication of Financial Reports. It is a condition of the Class Order that the Bank and each of the controlled entities enter into a Deed of Cross Guarantee. The effect of the Deed is that the Bank guarantees to each creditor, payment in full of any debt in the event of winding up of any of the controlled entities subject to the Deed, under certain provisions of the Corporations Act. If a winding up occurs under other provisions of the Act, the Bank will only be liable in the event that after six months, any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that the Bank is wound up.

The controlled entities which were subject to the Deed as at 30 September 2003 were:

St.George Financial Services Limited (formerly St.George Finance Limited)

Advance Leasing Limited

Canberra Advance Property Limited

The controlled entities which are a party to this Deed do not have any external liabilities other than taxation.

The consolidated Statement of Financial Performance for the Bank and the controlled entities which are a party to the Deed (closed group) is as follows:

	CLOSED GROUP	
	2003	2002
	$M	$M
Profit from ordinary activities	**885**	608
Income tax expense	**281**	193
Net profit	**604**	415
Retained profits at the beginning of the financial year	**239**	240
Adjustments to retained profits at beginning of year on initial adoption of:		
Revised AASB 1028 "Employee benefits"	**(1)**	-
Revised AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**209**	-
Total available for appropriation	**1,051**	655
Dividends	**455**	416
Retained profits at the end of the financial year	**596**	239

NOTE 44 CONTINGENT LIABILITIES AND CREDIT COMMITMENTS

(c) Deed of Cross Guarantee

The consolidated Statement of Financial Position for the closed group is as follows:

	CLOSED GROUP	
	2003 $M	2002 $M
ASSETS		
Cash and liquid assets	**768**	413
Due from other financial institutions	**257**	199
Trading securities	**5,127**	5,660
Investment securities	**115**	354
Loans and other receivables	**47,444**	41,848
Bank acceptances of customers	**3,391**	1,662
Amounts receivable from controlled entities	**1,444**	1,322
Other investments	**1,349**	1,837
Other assets	**3,114**	2,864
TOTAL ASSETS	**63,009**	56,159
LIABILITIES		
Deposits and other borrowings	**45,212**	38,376
Due to other financial institutions	**501**	895
Bank acceptances	**3,391**	1,662
Amounts payable to controlled entities	**1,233**	1,632
Provisions	**374**	546
Other liabilities	**8,103**	9,371
TOTAL LIABILITIES	**58,814**	52,482
NET ASSETS	**4,195**	3,677
SHAREHOLDERS' EQUITY		
Share capital	**3,485**	3,349
Reserves	**114**	89
Retained profits	**596**	239
TOTAL SHAREHOLDERS' EQUITY	**4,195**	3,677

The measurement basis in respect of the assets and liabilities above is consistent with Note 1 to the financial statements.

(d) Litigation

Contingent liabilities exist in relation to matters of litigation and/or possible matters of litigation which, at the date of adoption of this Financial Report, have not been resolved.

An assessment of the likely loss to the Bank and its controlled entities has been made in respect of the above mentioned on a claim by claim basis and specific provision has been made where appropriate. The consolidated entity does not consider that the outcome of any current proceedings, either individually or in aggregate, is likely to materially affect its operations or financial position.

(e) Service Contracts

Service contracts have been entered into with the Managing Director and certain Group Executives. The maximum contingent liability for termination benefits in respect of these contracts was $7 million.

NOTE 45 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

1. Employee Entitlements

Aggregate employee entitlements, including on-costs, have been disclosed in Note 32 to the Financial Statements.

2. Superannuation Commitments

The Bank and its controlled entities have contributed to the following superannuation funds operated within the Group:

	ST.GEORGE STAFF RETIREMENT FUND	ASGARD SUPERANNUATION ACCOUNT
Fund Type	Defined benefit*	Defined contribution
Type of benefits	Lump sum	Lump sum
Date of last actuarial review	30 October 2003	Not required for fund
Name of actuary	Mr P Hughes BA FIAA FIA	Not required for fund
Basis of contributions	Various percentages of employees' superannuation salaries	In accordance with prevailing legislation

As at the date of the last actuarial review, there are sufficient funds available in these superannuation funds in the event of:

(i) termination of the funds;

(ii) voluntary termination of employment of each member; and

(iii) compulsory termination of employment of each member.

* Benefits of members of the St.George Staff Retirement Fund who joined the fund prior to 1 July 1990, or were transferred from the M&F Retirement Fund are provided on a defined benefit basis. Otherwise, benefits are provided on a defined contribution basis.

The fund assets at net market value, accrued benefits and vested benefits of the defined benefit fund is as follows:

St.George Staff Retirement Fund	AS AT 30 JUNE 2003 $M	2002 $M
Fund assets at net market value (a)	**242**	250
Present value of accrued benefits (b)	**239**	249
Difference between net market value of assets and present value of accrued benefits.	**3**	1
Vested Benefits	**235**	245

(a) Fund assets at net market value has been extracted from the audited financial statements of St.George Staff Retirement Fund.

(b) *Accrued benefits are benefits which the fund is presently obliged to pay at some future date, as a result of membership of the fund* and are based on the most recent assessment by the actuary being 30 October 2003 on accrued benefits at 30 June 2003.

Vested benefits are benefits which are not conditional upon the continued membership of the fund or any factor, other than resignation from the fund.

Employer contributions paid to the fund during the year to 30 September 2003 was $37 million (2002: $32 million).

NOTE 46 CONTROLLED ENTITIES

	NOTE	PERCENTAGE OF SHARES HELD 2003 %	2002 %
The following corporations comprise the consolidated entity:			
St.George Bank Limited			
St.George Business Finance Pty Limited		**100**	100
St.George Commercial Credit Corporation Limited		**100**	100
St.George Crusade Investment Pty Limited		**100**	100
St.George Custodial Pty Limited		**100**	100
St.George Development Capital Limited		**100**	100
St.George Dragon Investment Pty Limited		**100**	100
St.George Equity Finance Limited		**100**	100
St.George Executive Superannuation Fund Pty Limited	(d)	**100**	100
St.George Finance Holdings Limited		**100**	100
St.George Financial Services Limited	(e)	**100**	100
St.George Finance Limited	(f)	**100**	100
St.George Funding Company LLC	(a)	**100**	100
St.George Group Holdings Pty Limited		**100**	100
St.George HCAL Pty Limited		**100**	100
St.George Home Finance Pty Limited		**100**	100
St.George Insurance Pte Limited	(a)	**100**	100
St.George Life Limited		**100**	100
St.George Bank New Zealand Limited	(a) (b)	**100**	-
St.George Management Services Pty Limited		**100**	100
St.George Motor Finance Limited		**75**	75
St.George Motor Wholesale Pty Limited		**75**	75
St.George Procurement Management Pty Limited		**100**	100
St.George Procurement Pty Limited		**100**	100
St.George Security and Custody Pty Limited		**100**	100
St.George Staff Retirement Fund Pty Limited		**100**	100
St.George Superannuation Fund Pty Limited	(d)	**100**	100
St.George Superannuation Holdings Pty Limited	(d)	**100**	100
St.George Wealth Management Pty Limited		**100**	100
St.George Wholesale Finance Pty Limited		**100**	100
St.George WEL Limited	(g)	**100**	100
ACS Broker Services Limited	(c)	**-**	100
ACS Management Services Pty Limited	(c)	**-**	100
Advance Asset Management Limited		**100**	100
Advance Commercial Finance Limited		**100**	100
Advance Insurance Agencies Pty Limited	(d)	**100**	100
Advance Leasing Limited		**100**	100
Ascalon Capital Managers Limited		**100**	100
Ascalon Operations and Services Pty Limited		**100**	100
ASGARD Capital Management Limited		**100**	100
Assirt Pty Limited		**100**	100
Assirt Software Pty Limited		**100**	100
Australian Clearing Services Pty Limited	(c)	**-**	100
Buchelin Pty Limited		**100**	100
Canberra Advance Property Limited		**100**	100
Crusade CP Management Pty Limited		**100**	100

NOTE 46 CONTROLLED ENTITIES

	NOTE	PERCENTAGE OF SHARES HELD 2003 %	2002 %
Crusade Management Limited		**100**	100
Danaby Pty Limited		**100**	100
Dragon Investment Services Limited		**100**	100
Dysty Pty Limited		**100**	100
Green Frog Nominees Pty Limited	(c)	**-**	100
HITTON Pty Limited		**100**	100
International Factors Australia Pty Limited	(d)	**100**	100
International Factors Pty Limited	(d)	**100**	100
Kerbridge Energy Pty Limited		**100**	100
Kerbridge Loyalty Software Pty Limited		**100**	100
Lawnbag Pty Limited	(d)	**100**	100
Nationwide Management Pty Limited		**100**	100
NSW Future Plan Pty Limited	(d)	**100**	100
PACT Accountants Investment Group Pty Limited		**100**	100
Scottish Pacific Business Finance Administration Limited		**100**	100
Scottish Pacific Business Finance Holdings Pty Limited		**100**	100
Scottish Pacific Business Finance Limited	(a)	**100**	100
Scottish Pacific Business Finance Pty Limited		**100**	100
Scottish Pacific Management Services Pty Limited		**100**	100
SEALCORP Holdings Limited		**100**	100
SEALCORP Services Pty Limited	(d)	**100**	100
SECURITOR Financial Group Limited		**100**	100
Talaad Pty Limited	(d)	**100**	100
Target Nominees Limited	(d)	**100**	100
Thomaston Rail Pty Limited	(d)	**100**	100
Value Nominees Pty Limited		**100**	100
Votraint No. 1182 Pty Limited		**100**	100
VS&L Insurance Agency Pty Limited		**100**	100
VS&L Services Pty Limited		**100**	100

Notes

(a) St.George Funding Company LLC is a Delaware limited liability company and carries on business in the USA. St.George Insurance Pte Ltd is incorporated in and carries on business in Singapore. Scottish Pacific Business Finance Limited and St.George Bank New Zealand Limited are incorporated in and carry on business in New Zealand. All other controlled entities are incorporated in Australia.

(b) Incorporated on 14 November 2002.

(c) The following controlled entities were disposed of during the year:

ACS Broker Services Limited	8-Jan-03
ACS Management Services Pty Limited	8-Jan-03
Australian Clearing Services Pty Limited	8-Jan-03
Green Frog Nominees Pty Limited	8-Jan-03

(d) These companies are in voluntary liquidation

(e) Formerly St.George Finance Limited

(f) Formerly St.George Partnership Finance Limited

(g) Formerly WealthPoint Limited

NOTE 47 SEGMENTAL RESULTS

(a) Business Segments

Business segments are based on the consolidated entity's organisational structure. The consolidated entity comprises four business segments, namely:

Personal Customers (PC) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits and small business banking. This division also manages retail branches, agency networks and electronic channels such as call centres, EFTPOS terminals, ATMs and Internet banking.

Institutional and Business Banking (IBB) - responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

BankSA (BSA) – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services are now extending into country New South Wales and Victoria as part of the consolidated entity's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

Wealth Management (WM) – responsible for providing funds management and administration, margin lending, financial planning, investment advice, private banking services and general and life insurance.

As part of the consolidated entity's business model developed through the EBB program, effective 1 October 2002, the following changes have occurred:

- Life and general insurance businesses were transferred from PC to WM; and
- Small business banking customers with borrowings greater than $250,000 were transferred from PC to IBB.

Comparatives have been amended accordingly.

While accountability for the Gold Segment resides with WM, for segmental reporting purposes the assets, liabilities and results remain within PC.

Notes to the Financial Statements

NOTE 47 SEGMENTAL RESULTS

For the year ended 30 September 2003	PERSONAL CUSTOMERS $M	INSTITUTIONAL & BUSINESS BANKING $M	BANKSA $M	WEALTH MANAGEMENT $M	OTHER $M	CONSOLIDATED $M
Segment revenue						
Net interest income	836	343	224	48	-	1,451
Non-interest income	409	210	72	219	-	910
Total segment revenue	1,245	553	296	267	-	2,361
Segment expense						
Bad and doubtful debts	58	32	10	2	-	102
Operating expenses						
- Other provisions	18	19	5	11	-	53
- Depreciation	54	6	10	2	-	72
- Deferred expenditure amortisation	59	6	8	2	-	75
- Other expenses	523	153	120	174	-	970
Total operating expenses	654	184	143	189	-	1,170
Goodwill amortisation	-	-	-	-	108	108
Total segment expense	712	216	153	191	108	1,380
Share of loss of investments in associates	-	3	-	-	-	3
Profit/(loss) before income tax expense	533	334	143	76	(108)	978
Expense to income ratio	52.5%	33.3%	48.3%	70.8%		
Income tax expense						325
Profit after income tax						653
Outside equity interests (OEI)						(5)
Profit after income tax and OEI						658

As at 30 September 2003	PERSONAL CUSTOMERS $M	INSTITUTIONAL & BUSINESS BANKING $M	BANKSA $M	WEALTH MANAGEMENT $M	OTHER $M	CONSOLIDATED $M
Assets						
- investments in associates	-	-	-	-	7	7
- other assets	29,777	19,891	7,787	2,755	2,497	62,707
Segment Assets	29,777	19,891	7,787	2,755	2,504	62,714
Segment Liabilities	22,758	28,911	5,403	607	670	58,349
Other Segment Disclosure						
- securitised loans	7,788	-	-	-	-	7,788
- managed funds	-	-	-	19,820	-	19,820

NOTE 47 SEGMENTAL RESULTS

For the year ended 30 September 2002	PERSONAL CUSTOMERS $M	INSTITUTIONAL & BUSINESS BANKING $M	BANKSA $M	WEALTH MANAGEMENT $M	OTHER $M	CONSOLIDATED $M
Segment revenue						
Net interest income	769	315	204	45	-	1,333
Non-interest income	346	185	64	239	-	834
Individually significant items	-	-	-	-	18	18
Total segment revenue	1,115	500	268	284	18	2,185
Segment expense						
Bad and doubtful debts	46	34	6	1	-	87
Operating expenses						
- Other provisions	18	14	4	15	-	51
- Depreciation	49	7	10	2	-	68
- Deferred expenditure amortisation	49	7	9	1	-	66
- Other expenses	479	157	119	195	-	950
Total operating expenses	595	185	142	213	-	1,135
Individually significant items	-	-	-	-	184	184
Goodwill amortisation	-	-	-	-	110	110
Total segment expense	641	219	148	214	294	1,516
Share of loss of investments in associates	1	-	-	-	-	1
Profit/(loss) before income tax expense	473	281	120	70	(276)	668
Expense to income ratio	53.4%	37.0%	53.0%	75.0%		
Income tax expense						270
Income tax benefit on individually significant items						(30)
Profit after income tax						428
Outside equity interests (OEI)						1
Profit after income tax and OEI						427

As at 30 September 2002	PERSONAL CUSTOMERS $M	INSTITUTIONAL & BUSINESS BANKING $M	BANKSA $M	WEALTH MANAGEMENT $M	OTHER $M	CONSOLIDATED $M
Assets						
- investments in associates	-	-	-	-	10	10
- other assets	26,065	17,262	6,666	2,201	2,800	54,994
Segment Assets	26,065	17,262	6,666	2,201	2,810	55,004
Segment Liabilities	19,798	25,345	4,608	390	1,025	51,166
Other Segment Disclosure						
- securitised loans	5,694	35	-	-	-	5,729
- managed funds	-	-	-	17,447	-	17,447

(b) Geographical Segments

The consolidated entity operates predominantly in Australia

NOTE 48 INTEREST RATE RISK

Interest rate risk arises from a variety of sources including mismatches between the repricing periods of assets and liabilities.

As a result of these mismatches, movements in interest rates can affect earnings or the value of the consolidated entity.

The objective of the consolidated entity's interest rate risk management policies is to minimise fluctuations in earnings over time from volatility in movements in interest rates.

i) Interest Rate Risk in Non-Trading Activities

Interest rate risk is monitored by the Bank's Balance Sheet Management unit to ensure that aggregate exposure to interest rate risk is contained within policy guidelines and defined limits set by the Bank's Asset and Liability Committee (ALCO) which reports to the Board. The Balance Sheet Management unit reports to ALCO at least monthly.

The "gap position" between when assets, liabilities and synthetic instruments are contractually due to reprice represents one measure of the consolidated entity's interest rate risk position. The table below details the gap position at 30 September. The Bank does not use this information to manage interest rate risk as the contractual repricing gap position does not reflect the Bank's anticipated repricing gap position.

	AS AT 30 SEPTEMBER 2003							
	WITHIN 1 MONTH	1 TO 3 MONTHS	3 MONTHS TO 1 YEAR	1 TO 5 YEARS	AFTER 5 YEARS	NOT INTEREST BEARING	TOTAL	WEIGHTED AVERAGE
	$M	$M	$M	$M	$M	$M	$M	%
ASSETS								
Cash and liquid assets	769	-	-	-	-	-	769	3.23
Due from other financial institutions	335	-	-	-	-	-	335	4.64
Trading securities	2,263	2,211	358	359	27	58	5,276	4.83
Investment securities	37	30	-	76	-	-	143	1.95
Loans and other receivables	36,002	800	3,454	8,836	53	(241)	48,904	7.54
Bank acceptances of customers	-	-	-	-	-	3,391	3,391	
Other assets	-	-	-	-	-	3,896	3,896	
Total Assets	39,406	3,041	3,812	9,271	80	7,104	62,714	6.35
LIABILITIES								
Deposits and other borrowings	30,691	6,975	5,701	1,910	14	-	45,291	4.70
Due to other financial institutions	501	-	-	-	-	-	501	3.40
Bonds and notes	526	3,695	1,206	121	-	-	5,548	4.73
Loan capital	-	292	-	788	-	-	1,080	5.50
Bank acceptances	-	-	-	-	-	3,391	3,391	
Other liabilities	-	-	-	-	-	2,538	2,538	
Total Liabilities	31,718	10,962	6,907	2,819	14	5,929	58,349	4.23
Shareholders' equity and outside equity interests in controlled entities						4,365	4,365	
Off-balance sheet items affecting interest rate sensitivity	(7,255)	7,963	(2,233)	1,521	4	-	-	
Net mismatch	433	42	(5,328)	7,973	70	(3,190)		
Cumulative mismatch	433	475	(4,853)	3,120	3,190	-		

NOTE 48 INTEREST RATE RISK

	AS AT 30 SEPTEMBER 2002							
	WITHIN 1 MONTH $M	1 TO 3 MONTHS $M	3 MONTHS TO 1 YEAR $M	1 TO 5 YEARS $M	AFTER 5 YEARS $M	NOT INTEREST BEARING $M	TOTAL $M	WEIGHTED AVERAGE %
ASSETS								
Cash and liquid assets	414	-	-	-	-	-	414	2.39
Due from other financial institutions	239	-	-	-	-	-	239	4.55
Trading securities	4,126	1,250	203	111	45	43	5,778	4.85
Investment securities	33	-	-	358	-	-	391	3.20
Loans and other receivables	31,947	658	2,975	7,375	35	(223)	42,767	7.35
Bank acceptances of customers	-	-	-	-	-	1,662	1,662	
Other assets	-	-	-	-	-	3,753	3,753	
Total Assets	36,759	1,908	3,178	7,844	80	5,235	55,004	6.30
LIABILITIES								
Deposits and other borrowings	27,983	4,477	4,088	1,840	6	-	38,394	4.99
Due to other financial institutions	912	-	-	-	-	-	912	4.18
Bonds and notes	1,895	3,280	1,804	324	-	-	7,303	4.16
Loan capital	-	101	79	822	-	-	1,002	5.95
Bank acceptances	-	-	-	-	-	1,662	1,662	
Other liabilities	-	-	-	-	-	1,893	1,893	
Total Liabilities	30,790	7,858	5,971	2,986	6	3,555	51,166	4.53
Shareholders' equity and outside equity interests in controlled entities						3,838	3,838	
Off-balance sheet items affecting interest rate sensitivity	(11,879)	10,967	(576)	1,404	84	-	-	
Net mismatch	(5,910)	5,017	(3,369)	6,262	158	(2,158)		
Cumulative mismatch	(5,910)	(893)	(4,262)	2,000	2,158	-		

Gap positions are managed by the Balance Sheet Management unit through the use of derivative products, particularly swaps and options.

Interest rate risk also arises from the impact of interest rate shifts on pricing relationships between asset and liability products of a retail or wholesale nature. The risk is monitored through simulation modelling which estimates the impact on net interest earnings due to changes in interest rates and/or the size and mix of the consolidated entity's balance sheet. Through the use of this simulation model, ALCO oversees interest rate risk management by determining profit risk parameters, product design and pricing policies. The model's key assumptions are regularly reviewed to take account of both historical relationships and the current competitive and interest rate environment. Risk to earnings is measured by calculating the fluctuation in net interest earnings based on a 1% parallel increase in the bank bill swap curve. This risk is managed to ensure the net interest earnings fluctuation in the next 12 months is limited to a maximum of 10% of operating profit after income tax. This measure captures spread and market risk exposures.

ii) Market Risk from Trading Activities

Market risk represents the risk to earnings from movements in price due to fluctuations in interest rates, exchange rates and market volatility.

Market risk from trading activities is measured and reported by staff segregated and independent from the dealing, settlements and accounting functions. Intra day and overnight limits have been implemented by the Board. A Value-at-Risk (VaR) based on variance-covariance methodology is used as the primary method to quantify potential gains or losses resulting from movements in market interest rates and underpins the limit structures referred to above. The policy discipline applies to both trading and investment portfolios and includes physical positions and derivatives and performance against limit is reported to the Board Risk Management Committee monthly.

NOTE 48 INTEREST RATE RISK

The consolidated entity uses an internal model for the calculation of VaR. For the unique risks relating to options, a contingent loss matrix, developed according to the specifications of Prudential Statement APS 113, issued by the Australian Prudential Regulation Authority (APRA), is used to generate delta-equivalent cash flows for use in the VaR model and a separate measurement for gamma, vega and other higher order terms. Both models use a 99% confidence interval and a one day holding period. APRA has accredited the consolidated entity's internal model for the calculation of capital allocation to market risk.

Stress testing of trading positions is conducted daily and back-testing of the internal VaR model is conducted monthly to ensure that the model is a viable predictor of actual trading losses.

NOTE 49 DERIVATIVES

Derivative Financial Instruments

Definition

A derivative is a financial instrument which provides the holder with the ability to participate in some or all of the price changes of an underlying financial asset, reference rate or index.

Common derivatives used by the consolidated entity are swaps, options, futures, forwards and foreign exchange contracts. The major characteristics of these are summarised below.

Swaps

An interest rate swap is an agreement between two parties to exchange interest obligations periodically based on an underlying notional principal. A cross currency swap involves a principal exchange of amounts in one currency for another currency and a re-exchange of the same principal amounts at maturity. Interest payments and receipts on the principal amounts are exchanged periodically throughout the term.

Options

An option is a contract that grants the holder the right but not the obligation to buy or sell the underlying asset at a specific price on a specified date. A call option grants the holder the right but not the obligation to buy at a specified price whereas a put option grants the holder the right but not the obligation to sell at a specified price. The purchaser or holder of the option pays a premium up front to acquire the rights in the option. The risk to the holder is limited to the premium whilst the risk to the seller of the option is unlimited.

Futures

A futures contract is a binding obligation to buy or sell a specific quantity of a specific type of goods at an agreed price. Every contract has a buyer and a seller. Most contracts dealt on exchanges are closed out prior to delivery date.

Forwards

A forward rate agreement (FRA) is an agreement to fix an interest rate on an agreed notional amount, term and date. The parties then settle the difference between the agreed interest rate and the market rate on the FRA settlement date.

Objectives for Holding Derivative Instruments

The consolidated entity makes use of the derivatives market both for trading purposes and to manage the risk of the Statement of Financial Position.

Hedging

Derivatives provide protection to income streams in a volatile financial environment.

Derivatives enable holders of actual or anticipated assets and liabilities (those with a value that may vary with rising or falling interest rates) to modify and eliminate the risk of varying values by transferring it to another entity that is willing to assume the risk.

The consolidated entity's objective when entering the derivative market for asset and liability management purposes is to protect future interest income streams in light of uncertain economic variables. The core operations of the consolidated entity are subject to the risk of interest rate fluctuations to the degree that the interest earning assets exceed the interest bearing liabilities or vice versa, in any given maturity or repricing period.

Trading

The majority of derivatives trading originates from proprietary trading and servicing selected clients' needs. Strict controls and trading limits are used to monitor the price risk resulting from interest rate and exchange rate fluctuations on net open positions. The credit risk associated with the instruments is limited to the current net market value which represents a small portion of the notional amount.

NOTE 49 DERIVATIVES

Strategies for Achieving Objectives for Holding Derivative Instruments

The primary objective in asset and liability management is to provide the maximum level of income while maintaining prudent levels of interest rate, liquidity and funding risk. In order to achieve these objectives a variety of interest rate forwards, swaps and options as well as cross currency derivatives are employed.

For all activities, the consolidated entity monitors future interest rate risk by simulating future net interest income resulting from applying a variety of different rate scenarios to its projected Statement of Financial Position. The consolidated entity also seeks to manage net interest income by hedging interest rate exposure arising from anticipated future transactions.

This process is controlled and managed through ALCO which addresses risk exposures and hedging requirements on a monthly basis (or more frequently if required). Where an on-balance sheet solution cannot be employed to position the Statement of Financial Position effectively, the derivatives market is used.

The risks associated with derivatives are identical to the risks that are encountered by the consolidated entity for normal retail and commercial banking business (credit risk, market risk and liquidity risk). These risks are managed consistently in line with the consolidated entity's overall risk management policies.

The following table provides an overview of the consolidated entity's exchange rate and interest rate derivatives as at 30 September. It includes all trading and non-trading contracts.

	CONSOLIDATED				BANK			
	NOTIONAL AMOUNT		CREDIT EQUIVALENT		NOTIONAL AMOUNT		CREDIT EQUIVALENT	
	2003 $M	2002 $M	**2003 $M**	2002 $M	**2003 $M**	2002 $M	**2003 $M**	2002 $M
(a) Interest Rate Commitments								
Futures	**7,627**	29,179	**-**	-	**7,627**	29,179	**-**	-
Forward rate agreements	**29,830**	20,180	**4**	5	**29,830**	20,180	**4**	5
Swaps	**55,382**	62,457	**198**	445	**55,382**	62,457	**198**	445
Options	**34**	16	**-**	-	**34**	16	**-**	-
Total Interest Rate Commitments	**92,873**	111,832	**202**	450	**92,873**	111,832	**202**	450
(b) Foreign Exchange Commitments								
Spot, Forwards	**13,849**	15,063	**263**	328	**13,849**	15,063	**263**	328
Swaps	**5,985**	5,336	**277**	643	**5,985**	5,336	**277**	643
Options	**4,321**	571	**30**	16	**4,321**	571	**30**	16
Total Foreign Exchange Commitments	**24,155**	20,970	**570**	987	**24,155**	20,970	**570**	987

The credit equivalent amounts represent a measure of the potential loss to the consolidated entity as a result of non performance by a counter party.

The notional amounts for derivatives do not represent assets or liabilities on the Statement of Financial Position, but represent the basis for calculating net amounts from underlying reference rates. The consolidated entity's exposure to counterparty risk is, therefore, limited to the positive value attached to the derivative arising from favourable movements in the underlying reference rates.

The credit risk associated with futures contracts is negligible as contracts are collateralised by cash with any changes in market value of contracts being settled on a daily basis with the clearing house.

As the consolidated entity's primary reason for holding derivatives is for Statement of Financial Position hedging purposes, the majority of derivatives have been transacted with financial institutions of investment grade quality. The consolidated entity's credit policy and procedures ensures that exposures to counterparty risks are constantly monitored, thereby limiting credit risk concentration to any individual counterparty through risk limits approved by the Board.

NOTE 50 RELATED PARTY INFORMATION

Australian banks have been exempted (subject to certain conditions), under an ASIC Class Order 98/110 dated 10 July 1998, from making disclosure of:

- any loan made, guaranteed or secured by a bank to related parties; and
- financial instrument transactions between related parties (other than in respect of shares and share options), where a director of the relevant entity is not a party and where the loan or financial instrument transaction is lawfully made and occurs in the ordinary course of banking business on either:
  - an arms-length basis; or
  - with approval of a general meeting of the relevant entity and its ultimate parent entity.

The exemption does not cover transactions which relate to the supply of goods and services to a bank.

The Class Order does not apply to a loan or financial instrument transaction which any director of the Bank should be reasonably aware that, if not disclosed, would have the potential to adversely affect the decisions made by users of the financial statements about the allocation of scarce resources.

This exemption is subject to the Bank providing evidence to ASIC that the Bank has systems of internal controls and procedure which:

(a) in the case of any material financial instrument transaction, ensure that; and

(b) in any other case, are designed to provide a reasonable degree of assurance that;

any financial instrument transaction which may be required to be disclosed in the Bank's financial statements and which is not entered into regularly is brought to the attention of directors.

Directors

The names of each person holding the position of director during the financial year are:

F J Conroy
J J Mallick
G P Kelly
L F Bleasel
J S Curtis
P D R Isherwood
L B Nicholls
G J Reaney
J M Thame

Loans to directors

The aggregate amount of loans outstanding as at 30 September 2003 was $Nil (2002: $Nil).

Shareholdings

The number of shares and preferred resetting yield marketable equity securities (PRYMES) held by directors of the Bank and director related entities at 30 September is as follows:

	ORDINARY SHARES		PRYMES	
	2003	2002	**2003**	2002
Balance at beginning of financial year	**307,605**	319,907	**596**	649
Directors no longer in office	**(21,202)**	(52,574)	**(43)**	(53)
Net purchases on market	**14,037**	6,187	**-**	-
Net disposals on market	**(25,000)**	(6,100)	**-**	-
Shares issued under Share Purchase Plans	**10,212**	15,185	**-**	-
Shares issued under Performance Plan	**25,000**	25,000	**-**	-
Balance at end of financial year	**310,652**	307,605	**553**	596

No share options have been granted to non-executive directors during the year.

NOTE 50 RELATED PARTY INFORMATION

Other transactions of directors and their director related entities

a) Financial instrument transactions

Financial instrument transactions (other than in respect of loans and shares disclosed above) with the directors of the Bank occur in the ordinary course of business of the Bank on an arm's length basis, and are considered to be trivial or domestic transactions as they are in the nature of normal personal banking and deposit transactions.

b) Other transactions (other than financial instrument transactions)

– All other transactions with director related entities are conducted on an arm's length basis in the normal course of business and on standard commercial terms and conditions. These transactions principally involve the provisions of financial, utility and postal services by director related entities.

Other transactions were conducted by the consolidated entity with other director related entities on an arms length basis and are considered to be trivial.

Controlled entities

The Bank's aggregate investment in amounts receivable from and amounts due to controlled entities are disclosed in the Statement of Financial Position of the Bank.

Details of amounts paid or received from controlled entities in the form of dividends or interest are set out in Notes 3 and 4 of the Financial Statements.

Apart from the details disclosed above no non-executive director or director-related entity has entered into a material contract with the consolidated entity during the year. In the opinion of the directors there are no contracts in existence with non-executive directors and their director-related entities that may conflict with their ability to act in the best interests of the Bank.

NOTE 51 NET FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure is limited to the net fair value of the consolidated entity's on and off-balance sheet financial instruments.

The disclosure excludes all non-financial instruments and hence the aggregate net fair value amounts are not representative of the underlying value of the consolidated entity.

The net fair value represents the amount (after transaction costs) for which an asset could be exchanged or a liability settled in an arms-length transaction between willing parties. The value of the consolidated entity's relationship with customers together with non-financial instruments are not included in the disclosure below.

Quoted market prices are adjusted for material transaction costs and used as the measure of net fair value. Where quoted market prices are not available, net fair values are based on present value estimates or other methods of valuation. The fair value of short term financial instruments is estimated to equal their carrying value as these instruments reprice or mature in 180 days or less with no significant change in credit risk.

The estimates of net fair value are subjective and involve the exercise of judgement. Changes in assumptions used could have a material impact on the amounts disclosed. As a result, it is difficult to make reasonable comparisons of the consolidated entity to other financial institutions due to the wide range of valuation techniques and numerous estimates which must be made.

	CARRYING VALUE		FAIR VALUE	
	2003 $M	2002 $M	**2003 $M**	2002 $M
Financial Assets				
Cash and liquid assets	**769**	414	**769**	414
Due from other financial institutions	**335**	239	**335**	239
Trading securities	**5,276**	5,778	**5,276**	5,778
Investment securities	**143**	391	**141**	347
Loans and other receivables	**48,904**	42,767	**48,978**	42,937
Bank acceptances of customers	**3,391**	1,662	**3,391**	1,662
Financial Liabilities				
Deposits and other borrowings	**45,291**	38,394	**45,351**	38,433
Due to other financial institutions	**501**	912	**501**	912
Bank acceptances	**3,391**	1,662	**3,391**	1,662
Bonds and notes	**5,548**	7,303	**5,546**	7,350
Loan capital	**1,080**	1,002	**1,127**	987
Other financial liabilities	**580**	644	**460**	511

Cash and liquid assets, due from other financial institutions and bank acceptances of customers

The carrying value of cash and liquid assets, due from other financial institutions and bank acceptances of customers approximate their net fair value as they are short term in nature or are receivable on demand.

Trading securities

Trading securities are recorded at market value. Market value is based on quoted market prices, broker or dealer price quotations.

Investment securities

Net fair value is based on quoted market prices, broker or dealer price quotations. Where such prices are not available, net fair value is estimated using quoted market prices for securities with similar characteristics.

NOTE 51 NET FAIR VALUE OF FINANCIAL INSTRUMENTS

Loans and other receivables

The carrying value of loans and other receivables is net of specific and general provisions for doubtful debts and unearned income. For variable rate loans (excluding impaired loans), the carrying amount is a reasonable estimate of net fair value. The net fair value of fixed rate loans that reprice within six months of balance date is the carrying value at 30 September. For other fixed rate loans, the net fair value was calculated by discounting the estimated future cash flows using current market rates.

For impaired assets the net fair value is calculated by discounting expected future cash flows using a discount rate which includes a premium for uncertainty of the cash flows.

Deposits and other borrowings

The net fair value of at call, variable rate deposits and fixed rate deposits repricing within six months, is the carrying value at 30 September. For other deposits, discounted cash flow models based upon current market rates for debt with similar characteristics and maturities were used to calculate net fair values.

Due to other financial institutions

The carrying values of balances due to other financial institutions is considered to approximate their net fair value.

Bonds and notes and loan capital

The net fair value of bonds and notes and loan capital was calculated based on quoted market prices at 30 September. Where quoted prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining maturity of the instrument was used.

Other financial liabilities

This category includes the on-balance sheet impact of derivatives for which the net fair value is calculated by discounting projected cash flows using current market yields. The carrying amount of accrued expenses payable is considered to approximate the net fair value.

Provision for income tax, dividends, employee entitlements and restructuring are not considered to be financial instruments.

NOTE 52 EVENTS OCCURRING AFTER REPORTING DATE

Since 30 September 2003 the Bank has proposed a final dividend, see Note 10 for details.

In October 2003, the Bank completed a US$400 million subordinated note raising in the United States Rule 144A market. The proceeds will be used for general corporate purposes and to increase the Bank's capital base.

Aside from the matters referred to above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material or unusual nature likely in the opinion of the directors of the Bank, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

Directors' Declaration

FOR THE YEAR ENDED 30 SEPTEMBER 2003

In the opinion of the directors of St.George Bank Limited:

1. (a) the financial statements and notes, set out on pages 2 to 64 are in accordance with the Corporations Act 2001, including:
   (i) giving a true and fair view of the financial position of the Bank and the consolidated entity as at 30 September 2003 and their performance, as represented by the results of their operations and cash flows for the year ended on that date; and
   (ii) complying with Accounting Standards and Corporations Regulations 2001; and

   (b) at the date of this declaration, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe the Bank and the subsidiaries identified in Note 44 (c) will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Bank and those subsidiaries pursuant to ASIC Class Order 98/1418.

For and on behalf of the Board of Directors and in accordance with a resolution of the directors.

F J Conroy
Chairman

G P Kelly
Chief Executive Officer and Managing Director

Dated at Sydney, New South Wales
5 November 2003

Independent Audit Report to the Members of St.George Bank Limited

FOR THE YEAR ENDED 30 SEPTEMBER 2003

SCOPE

We have audited the financial report of St.George Bank Limited, for the year ended 30 September 2003, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes (1 to 52), and the directors' declaration set out on pages 2 to 65. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Bank and the entities it controlled at the end of the year or from time to time during the financial year. The Bank's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Bank.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and the other disclosures in the financial reports, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Bank's and the consolidated entity's financial position and performance, as represented by the results of their operations and cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial report of St.George Bank Limited is in accordance with:

a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the Bank's and consolidated entity's financial position as at 30 September 2003 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

J F Teer
Partner

45 Clarence Street,
Sydney, New South Wales, 2000
5 November 2003

Supplementary Financial Information

FOR THE YEAR ENDED 30 SEPTEMBER 2003

CAPITAL ADEQUACY

Under Australian Prudential Regulation Authority's (APRA) risk based framework, Statement of Financial Position exposures are assessed on potential risk of borrower and counterparty default. This credit risk is divided into three broad types of counterparty, being, governments, banks and other counterparties, with individual exposures weighted according to four categories of risk weighting (0, 20, 50 and 100 percent). In addition to counterparty credit risk, limited recognition is given to underlying collaterals and guarantees.

Effective from 1 January 1998, APRA requires Australian banks to hold sufficient levels of capital to cover the market risk of their trading books. Market risk is the risk of loss arising from the movements in market price in both on and off balance sheet positions.

APRA's guidelines stipulate banks must maintain a ratio of qualifying capital to risk-weighted assets (credit risk assets plus notional market risk assets) of at least 8 percent. Qualifying capital is comprised of two discrete tiers. Tier 1 capital must constitute at least 50 percent of the minimum capital requirement and the contribution made to the capital adequacy ratio by Tier 2 capital cannot exceed that made by Tier 1. Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment in the mortgage insurance company (St.George Insurance Pte Ltd) are deducted from Tier 1 capital. Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life companies are deducted from the total of Tier 1 and Tier 2 capital.

The position with respect to these ratios as at 30 September is summarised below:

	CONSOLIDATED	
	2003 $M	2002 $M
Qualifying Capital		
Tier 1		
Share capital	**3,468**	3,349
Reserves	**413**	548
Retained profits	**442**	71
Less : Expected dividend[1]	**(190)**	-
Goodwill and other APRA adjustments[2]	**(1,459)**	(1,527)
Total tier 1 capital	**2,674**	2,441
Tier 2		
Asset revaluations	**58**	47
Perpetual note	**17**	-
Subordinated debt	**917**	907
General provisions for doubtful debts (not tax effected)	**176**	152
Total tier 2 capital	**1,168**	1,106
Deductions		
Investment in non-consolidated entities net of goodwill Tier 1 deductions[3]	**27**	27
Other	**1**	13
Total deductions from capital	**28**	40
Total qualifying capital	**3,814**	3,507

(1) In accordance with AASB 1044, provision for dividends on ordinary shares can only be recognised when declared.
However, for capital adequacy purposes, expected dividends on ordinary shares are required to be deducted from capital.
The expected dividend has been adjusted for estimated dividend reinvestment plan participation.

(2) Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment mortgage insurance company (St.George Insurance Pte Ltd.) are deducted from Tier 1 capital.

(3) Holdings of other bank's capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life insurance companies are deducted from the total of Tier 1 and Tier 2 capital.

CAPITAL ADEQUACY

	FACE VALUE 2003 $M	RISK WEIGHT %	RISK WEIGHTED BALANCE 2003 $M	RISK WEIGHTED BALANCE 2002 $M
Risk Weighted Assets				
(i) On Balance Sheet Assets				
Cash, claims on Reserve Bank, Australian Commonwealth, State and Territory Governments, Central Government and Central Banks of OECD countries	**7,583**	**-**	**-**	-
Longer term claims on Australian Commonwealth, State and Territory governments	**-**	**10**	**-**	-
Claims on local governments, public sector entities, Authorised Deposit Taking Institutions	**343**	**20**	**69**	97
Loans secured by residential property	**38,017**	**50**	**19,008**	16,365
All other assets	**16,132**	**100**	**16,132**	14,440
Total on Balance Sheet assets* - credit risk	**62,075**		**35,209**	30,902

	FACE VALUE 2003 $M	CREDIT EQUIVALENT AMOUNT 2003 $M	RISK WEIGHTED BALANCE 2003 $M	RISK WEIGHTED BALANCE 2002 $M
(ii) Off Balance Sheet Exposures				
Direct credit substitutes	**447**	**447**	**447**	222
Trade and performance related items	**68**	**20**	**20**	16
Commitments	**15,294**	**1,206**	**687**	612
Foreign exchange, interest rate and other market related transactions	**116,994**	**772**	**161**	412
Total off Balance Sheet exposures - credit risk	**132,803**	**2,445**	**1,315**	1,262
Risk weighted assets - credit risk			**36,524**	32,164
Risk weighted assets - market risk			**379**	331
Total risk weighted assets			**36,903**	32,495

Capital Adequacy Ratio	**%**	%
Tier 1	**7.2**	7.5
Tier 2	**3.2**	3.4
Less deductions	**(0.1)**	(0.1)
Total Capital Ratio	**10.3**	10.8

* The difference between total on balance sheet assets and the consolidated entity's Statement of Financial Position results from the alternative treatment prescribed by APRA for items such as goodwill and provisions for bad and doubtful debts.

KEY DATES

Annual General Meeting (Sydney)
19 December 2003

Shareholder Information Meeting
(Melbourne) 31 May 2004*

ANNOUNCEMENT OF RESULTS AND ORDINARY DIVIDEND

- Interim (half-year ended 31 March 2004) 4 May 2004*
- Final (year ended 30 September 2004) 3 November 2004*

ORDINARY SHARES

Final Dividend (2003) paid
19 December 2003

- Ex-dividend trading 1 December 2003
- Record date 5 December 2003

Interim Dividend (2004) paid 02 July 2004*

- Ex-dividend trading 14 June 2004*
- Record date 18 June 2004*

PRYMES

Payment date 20 February 2004*

- Ex-dividend trading 2 February 2004*
- Record date 6 February 2004*

Payment date 20 August 2004*

- Ex-dividend trading 30 July 2004*
- Record date 6 August 2004*

* proposed dates only

CONTACT DETAILS

ST.GEORGE REGISTERED OFFICE

St.George House
4-16 Montgomery Street
Kogarah NSW 2217, Australia
Telephone (02) 9236 1111
International (612) 9236 1111
Facsimile (02) 9952 1000

Secretary: M H S Bowan

ST.GEORGE SHARE REGISTRY

Computershare Investor Services
Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Postal Address: GPO Box 4519
Melbourne VIC 8060, Australia
Telephone 1800 804 457
International (613) 9615 5970
Facsimile (613) 9611 5710

BANKSA

97 King William Street
Adelaide SA 5000
Customer Service 131 376

ADVANCE ASSET MANAGEMENT

Level 10, 182 George Street
Sydney NSW 2000
Customer Service 1800 819 935

SEALCORP

Level 12, 400 George Street
Sydney NSW 2000
Telephone (02) 9947 1255
Facsimile (02) 9511 2366

DEUTSCHE BANK

(American Depository Receipts)
Depository Receipts Department
60 Wall Street
New York, NY 10005, USA
Telephone (1 212) 602 3761

CUSTOMER SERVICES

St.George Customer Service Centre	133 330
New Account Enquiries/Insurance	133 555
dragondirect	1300 301 020
Private Bank	(02) 9236 1882
Business Banking	133 800
Investment Advice	1300 367 240
St.George Margin Lending	1300 304 065
Auto/Commercial Finance	1300 301 315
Group Treasury and Capital Markets	(02) 9320 5555
Advance Funds Management	1800 819 935
ASGARD Master Trust	1800 998 185
Customer Relations	1800 804 728

EMAIL/INTERNET

Email: stgeorge@stgeorge.com.au

Internet: www.stgeorge.com.au

AUDITORS

KPMG
45 Clarence Street
Sydney NSW 2000

CREDIT RATINGS

	SHORT TERM	LONG TERM
Standard and Poor's	A-1	A
Moody's Investors Service	P-1	A2
Fitch Ratings	F1	A+

FULL FINANCIAL REPORT (2003)

St.George's Full Financial Report may be accessed on the St.George Bank website at www.stgeorge.com.au. Shareholders wishing to be mailed a copy of the St.George Full Financial Report should contact the Bank's share registry at Computershare Investor Services on 1800 804 457.

www.stgeorge.com.au

ROOM TO GROW

service, people, results

CONCISE ANNUAL REPORT 2003

st.george

Financially, geographically and within target market segments, we have plenty of room to grow. We are realising this potential through our low-risk organic growth strategy.

Contents



THE FINANCIAL YEAR TO 30 SEPTEMBER, 2003 HAS BEEN A PARTICULARLY STRONG YEAR FOR THE ST.GEORGE GROUP HIGHLIGHTED BY EARNINGS PER SHARE GROWTH OF 14 PER CENT.

nk J Conroy, Chairman

Chairman's Report

The financial year to 30 September, 2003 has been a particularly strong year for the St.George Group highlighted by earnings per share growth of 14 per cent.

St.George achieved a net profit after tax of $606 million, compared to $505 million before significant items last year. This is an increase of 20 per cent. As there were no significant items during the year, profit available to shareholders increased by 64.2 per cent from $369 million in the previous year.

The strong operating performance of the Group was driven by good increases in lending and deposit volumes. Non-interest income recorded another solid increase over the year. Growth occurred across all parts of the Bank and reflects the benefits of a consistent, disciplined and well-implemented strategy. Importantly, this growth has been underpinned by ongoing superior credit quality, stable interest rate margins and close control over costs.

The Directors were pleased to be able to declare a fully franked final dividend of 50 cents per ordinary share. This is the seventh consecutive increase in the half-yearly dividend to shareholders. The full year dividend of 95 cents represents an increase of 18.8 per cent compared to last year's total dividend of 80 cents.

Capital generated by the Bank has been used to support continued high organic growth. Tier one capital at year end was 7.2 per cent, comfortably within the Bank's target range of 7 per cent to 7.5 per cent and conforms to the requirements of the regulator and rating agencies. The Bank has again been active with capital management. Initiatives undertaken during the year included two securitisations of residential loan receivables totalling US$2.5 billion through the Crusade Program and a domestic subordinated debt issue of $250 million. In October 2003, the Bank issued a US$400 million subordinated note raising in the United States Rule 144A market. These issues were received strongly by investors.

The Dividend Reinvestment Plan raised a further $114 million through the issue of 5.8 million ordinary shares. The Plan will continue with similar arrangements to last year.

In February 2001, St.George granted Sell Back Rights to effect an off-market buy-back of the Bank's shares. Subsequently, the Australian Taxation Office (ATO) issued a Class Ruling stating that shareholders who received Sell Back Rights would be liable to income tax on the market value of those Rights. Shareholders were informed in November, 2002 that St.George would continue to contest on behalf of shareholders the ATO's view, so long as there continued to be a strong prospect of obtaining a satisfactory outcome. Litigation continues in the Federal Court and the decision from proceedings held on 30/31 October, 2003 is pending.

In response to changing community and investor expectations, the Australian Stock Exchange released its Corporate Governance Guidelines. The Directors have reviewed the Guidelines to ensure the Bank's policies and practices conform. Details are set out in the Corporate Governance Statement in this Annual Report. While compliance with the Guidelines is not required until the end of 2004, the Directors are able to record full compliance this year.

The Bank is benefiting from a generally well performing Australian economy and credit growth, mainly in the residential home market, has been growing strongly. The Reserve Bank has moved to alter its interest rate setting to modify demand.

There is confidence that the underlying momentum of business growth in the Bank will continue as the strategy of sales and service is implemented across the Group. The Bank has targeted earnings per share to increase in the range of 10 per cent to 11 per cent over the year to September, 2004 and double digit growth in 2005.

In May this year, the Deputy Chairman, Mr John Mallick retired. Mr Mallick had been a hardworking and diligent member of the Board. He had been a director for ten years and was the Chairman of the Audit and Compliance Committee and a member of the Nomination and Remuneration Committee. He was also a nominee of the Board of Directors for the Bank's various staff superannuation funds, a director of the Bank's funds administration subsidiary, SEALCORP Holdings Limited and a Governor of the St.George Foundation.

It is the intention of the Directors to appoint an additional Director.

On behalf of the Directors, I should like to congratulate the Managing Director, Mrs Gail Kelly, her senior management team and the staff throughout the Bank and its subsidiaries for an outstanding performance during the year. Their strategic focus, energy and relentless pursuit of improvement benefited all shareholders.



Frank J Conroy
Chairman

Managing Director's Report

I am delighted to provide comment on an outstanding annual result for the Group.

The Group has delivered a clean, quality result, which has been a consequence of focussed execution of our strategy during the year.

The Group's profit for the financial year ending September 2003 increased by 20 per cent to $606 million. There were no significant items during the year. The result has been characterised by very strong top line growth and by disciplined cost management.

Earnings per ordinary share increased by 14.0 per cent from 124.7 cents to 142.2 cents and the return on average ordinary equity, before goodwill amortisation, increased from 19.5 per cent to 20.3 per cent.

Key highlights include:

- Net interest income increased by 8.9 per cent to $1,451 million;
- Non interest income increased by 9.1 per cent to $910 million;
- Total lending receivables increased by 19.8 per cent to $60.1 billion;
- Retail funding increased by 13.3 per cent to $33.6 billion;
- Managed funds increased by 13.6 per cent to $19.8 billion;
- Interest margin remained robust at 2.76 per cent;
- Maintenance of our superior credit quality – bad debts as a percentage of net receivables was 0.21 per cent (30 September 2002: 0.20 per cent); and
- Cost-to-income decreased from 52.4 per cent to 49.6 per cent.

All business units delivered strong profit growth:

- Personal Customers up by 12.7 per cent;
- Institutional and Business Banking (IBB) up by 18.9 per cent;
- Wealth Management up by 8.6 per cent; and
- BankSA up by 19.2 per cent.

The Group is pursuing a strategy of service differentiation and growth. A number of factors contribute to the delivery of this strategy, including a strong customer base of 2.6 million, which has traditionally been under-leveraged, a customer service and people oriented culture, and flexibility in the Group's size.

In May 2002, St.George identified six business goals, which provided a framework for specific work programs. This framework remains relevant today:

- **Deepen and strengthen relationships with customers in our chosen markets.** One of the Group's key aims is to encourage customers to do more of their banking and financial services business with St.George. This involves the development of appropriate segmentation of the customer base, and the implementation of specific models to better support customer needs. The Group's middle market and gold segments provide evidence of steady improvement.
- **Leverage specialist capabilities for growth.** St.George has particular expertise in areas such as residential lending, home equity loans, rural banking, middle market relationship management, payment services, property finance, wealth management and managing relationships with independent financial advisors. Strategies are being implemented to further apply these skills in both core and new markets.
- **Creatively differentiate on customer service.** According to independent market research, St.George has a higher level of customer satisfaction than the four major Australian banks. The goal is to align service standards with customer expectations so that St.George maintains its positive customer satisfaction differential to the four major banks. St.George is developing a continuous customer service improvement culture to enable St.George to take customer service to a new level that will further differentiate St.George from its competitors.
- **Accelerate and empower relationship selling.** St.George has traditionally been strong in its culture of service responsiveness. The Group is now focused on building skills that facilitate the anticipation and fulfilment of customer needs. The Group's integrated sales and service strategy was launched and rolled out during 2003.
- **Optimise cost structure.** The Group's approach in this area is one of continuous improvement and balancing investment with growth. Initiatives identified during the Even Better Bank program have delivered the required savings and assisted the Group in delivering a sub – 50 per cent cost-to-income ratio for the first time. In line with the Group's philosophy, further initiatives are planned for implementation in 2004.
- **Build team and performance culture.** Underpinning the Group's growth trajectory is the strategy of building a high performance team culture. Significant progress has been made against this goal during the 2003 year as a result of the investment in management training and development, coupled with a new culture incentivising and rewarding team performance.



THE GROUP HAS DELIVERED A CLEAN, QUALITY RESULT, WHICH HAS BEEN A CONSEQUENCE OF FOCUSED EXECUTION OF OUR STRATEGY DURING THE LAST YEAR.

Gail Kelly, Managing Director

At its core, St.George's strategy is one of organic growth, harnessing the potential in the franchise and building on its strengths and capabilities. These strengths include a track record of superior credit quality, positive customer service ratings relative to the industry, and product management and product innovation capabilities. Further opportunities exist in Victoria, Queensland and Western Australia. The Group's first priority is to focus on Victoria and use learnings from this experience to facilitate further expansion in Queensland and Western Australia.

In September 2002, the Group identified a number of priorities. These are:

- Home Loans
- New Business Model and Integrated Sales and Service
- Middle Market
- Wealth Management
- Brand and Customer Service
- Productivity Management
- People and Culture

Home Loans

During the year, the Group focussed its efforts on improving customer retention, increasing productivity in proprietary channels and implementing a segmented approach to the utilisation of third party mortgage broker services.

Significant progress was made through the development and implementation of a group-wide customer retention model and a review of the Group's delivery channels to determine the optimum mix between proprietary and mortgage broker business. The Bank has also implemented initiatives that aim to grow the Group's lending portfolio in markets such as Victoria and Queensland, where it is underweight. These initiatives include leveraging existing expertise into these markets, growing mortgage broker volumes and continuing product innovation.

As a result of these initiatives, residential receivables (including securitised loans) grew by 18.2 per cent compared to 8.6 per cent in 2002, reflecting improvements in the Group's market share of new business and the decline in the customer attrition rate from 23.9 per cent in the 2002 year to 21.9 per cent this year. In addition, the percentage of total new loans sourced from mortgage brokers was up from 31 per cent in 2002 to 39 per cent. The amount of new loans from proprietary channels increased by 15 per cent compared to 2002. This strong growth was achieved without compromising credit quality, which continues to be outstanding across the portfolio. Innovative products introduced during the year include No Deposit, Seniors Access, Low Doc and a Professional Package. The Group's strength in the Portfolio Home Equity loan category continues.

New Business Model and Integrated Sales and Service

During the 2003 year, the Group enhanced its segmentation methodology and rolled out its Integrated Sales and Service (ISS) framework. The focus of ISS is to increase sales and retain existing customers. Improvements in sales are expected to be achieved through increased product penetration of existing customers and increasing the Group's customer base. ISS aims to achieve these goals from a combination of sales planning, sales management and improved sales disciplines and competencies. ISS has also introduced new disciplines designed to improve customer service standards.

Front line staff are being trained in assessing and anticipating customer needs. As part of this project, staff are trained on a new support tool called ISS EnAct, which has been designed to allow staff to access a greater level of customer information. It is recognised that these are significant changes for the Bank and hence will take time to realise their potential. As a result, incremental benefits will continue to be recognised over the medium term.

Middle Market

This segment achieved strong lending growth of 25 per cent during the year. Credit quality remained excellent. This result is driven by experienced staff, skilled in key industry segments, and providing high levels of service.

The success of this service solution is reflected in the minimal customer churn experienced in this segment and that 66 per cent of new lending business is sourced from existing customers. This growth is supplemented with new business derived from strong customer referrals.

St.George's market share of the Middle Market Segment grew from 4.9 per cent in August 2002 to 5.5 per cent in August 2003. In the Corporate and Business Bank (Corporate and Key and Business Customer Segments), product penetration ratios have improved from 2.9 products per customer at 30 September 2002 to 3.4 at 30 September 2003.

Wealth Management

The priorities for Wealth Management are to grow the platform business (delivered by ASGARD, part of SEALCORP), the packaging business (Advance Funds Management), the distribution network (including financial planners, independent advisors and dealer groups), and also grow the Group's margin lending and insurance businesses. During the year, the Group established the Investment Centre of Excellence (ICE), a new organisational model aimed at delivering superior investment outcomes across the organisation.

In July 2003, ASGARD, St.George's platform business, signed an agreement with AMP to deliver a wrap offering to AMP's financial advisor network. This partnership strengthens St.George's position as a leading platform provider, across both master trust and wrap product sets.

During the 2003 year, the wealth management industry was affected by volatile global equity markets, geopolitical instabilities, continued weak investor returns and increased regulatory supervision. Despite these conditions, St.George's Wealth Management division demonstrated its resilience with funds under administration (SEALCORP) growing by 15.6 per cent since 30 September 2002 and funds under management (Advance) growing by 14.1 per cent.

The Gold Segment, which comprises personal customers with deposit balances greater than $200,000, home loan balances greater than $300,000 or wealth product balances greater than $100,000, performed well during the year. Customers in this segment grew to 106,000 from 64,000 last year. Customer satisfaction has been maintained at high levels and customer retention remains steady at 97 per cent.

Brand and Customer Service

St.George launched a new brand campaign after confirming our strong brand values are a real asset to the Group. The campaign, entitled "Rethink", was well received both externally and internally. The main theme of the campaign was that St.George delivers, a unique service proposition to its customers by being 'big enough' to deliver a range of products and services comparable to the major banks, but is still 'small enough' to deliver these services in a personal manner.

Customer satisfaction continued to improve over the year (as measured in the Roy Morgan survey) and the Group retained its positive service differential over the majors. This is a key focus and priority for the Group as it leads to strong customer retention, reduced costs associated with customer churn and growth resulting from customer referral and cross sales to existing customers.

The Bank is developing an integrated framework as part of its strategy to strive for excellence in customer service. The Bank recognises that service levels drive customer loyalty and revenues. Streamlining of back office processes will therefore be a continuing priority.

As part of this initiative, a key objective is to ensure that staff are empowered to identify and implement changes that lead to improvements in customer service.

Productivity Management

Pre-tax cost savings of $60 million were realised during the year in accordance with targets set for the Even Better Bank (EBB) program. These savings are expected to increase to $80 million in 2004 and subsequent years. Cost savings during the year were primarily driven from efficiency improvements and rationalisation of IT expenditure. Middle management staff reductions also took place. A series of cost savings initiatives are scheduled for 2004, primarily in head office and back office processing areas.

People and Culture

The year was characterised by significant investment in people, particularly staff in customer facing roles. This investment has taken the form of new training and development, coupled with the strengthening of sales and service personnel in branches, business banking centres, call centres and processing units.

Credit Quality

St.George's asset quality continues to remain robust. The charge for bad and doubtful debts was $102 million, up from $87 million last year. This comprised a general provision charge of $24 million compared to $17 million in 2002 and a specific provision charge of $78 million compared to $70 million in 2002. Bad and doubtful debts as a percentage of average gross loans and receivables remained stable at 0.22 per cent compared to 0.21 per cent last year. Net non-accrual loans as a percentage of net loans and receivables are 0.04 per cent down from 0.09 per cent at 30 September 2002. Underpinning these results are sound credit policies and strong growth in the residential portfolio, which represents 71.6 per cent of net loans and receivables, and a diversified commercial loan portfolio.

Future Prospects

The Australian economy performed extremely well over the past year. One of the key drivers of this performance was housing activity. This flowed through to residential receivables growth across the system of around 20 per cent.

It is anticipated that official interest rates will increase again slightly in the next six months. This is expected to lead to a slowdown in system growth for residential receivables to around 16 per cent. St.George will be targeting to keep pace with system growth in this area.

The relatively modest slowdown in system growth is predicted in the context of strong fundamental factors underpinning housing prices and activity. These factors include a robust economy, strong employment, immigration and a fall in the number of people per household.

St.George has solid underlying momentum in its business due to robust lending growth and continued cost disciplines. Additional factors to be taken into account when considering the 2004 year include reductions in credit card and Visa debit card interchange fees and a steepening yield curve.

The Group has a philosophy of continuous service improvement, which is supported by a consistent program of investment in the business. This is designed to lay a platform for future growth.

Confidence in the strong underlying momentum of the St.George business underpins an EPS growth target of 10-11 per cent for 2004 and as previously indicated double digit for 2005.

2003 has been an excellent year for the Group and I would like to thank you for your continued support.

Gail Kelly

Gail Kelly
Managing Director

2003 Financial Performance

Earnings per Ordinary Share
Before goodwill amortisation
and significant items



cents
150
120
90
60
1999
2000
2001
2002
2003

Underlying Profit



$M
1200
1000
800
600
1999
2000
2001
2002
2003

Expense to Income
Before goodwill amortisation
and significant items



%
60
50
40
1999
2000
2001
2002
2003

Return on Average Ordinary Equity
Before goodwill amortisation
and significant items



%
25
20
15
10
1999
2000
2001
2002
2003

Net Non-Accrual Loans



$M
50
35
20
1999
2000
2001
2002
2003

Net Non-Accrual Loans as a percentage of Net Receivables



%
0.12
0.10
0.08
0.06
0.04
1999
2000
2001
2002
2003

Interest Margin



%
3.00
2.75
2.50
1999
2000
2001
2002
2003

Managed Funds



$B
20
15
10
1999
2000
2001
2002
2003

Other Income as a percentage of Total Income
Before significant items



%
40
35
30
25
1999
2000
2001
2002
2003

Excellent Service, Great People

St.George consistently outperforms the major banks for customer satisfaction. In 2003, we also won the 'Best Bank' in Australia award at the 2003 Australian Banking and Finance Magazine Awards.

The quality of service we deliver and the positive attitude of our staff, combined with the goodwill and loyalty we receive from customers really do set St.George apart – and we want it to stay that way.

We believe that if we look after our employees they will look after our customers. Last year, we collapsed the number of retail transaction accounts from eight to one to make life easier for our customer service officers. This means employees now have more time to focus on customers with less time spent on processing different accounts.

This ability to quickly spot and fix problems is backed up by an extensive branch and electronic banking network. The Group has over 400 branches throughout Australia. St.George also maintains more than 950 automatic teller machines within branches and third-party locations, multiple Internet banking services and supports EFTPOS terminals, ensuring that we are highly accessible to customers – anytime, anywhere.

We are continuing to make our systems more user-friendly and intuitive with the introduction of larger ATM screens for customers with poor sight and voice recognition technology in our call centres, which will cut down on waiting times.

New sales and service strategy

Over the past year, we have focused on providing great customer service and building a team and performance culture.

A key plank of this program was the introduction of St.George's Integrated Sales and Service (ISS) strategy. This was announced as part of our Even Better Bank program and implemented during 2003. This strategy is still in its early stages and the benefits will take time to flow through.

ISS is a customer-centric program aimed at providing a more focused service to our customers, no matter how many banking, wealth management or other St.George products they use. By putting the customer first and understanding their needs, we will be able to tailor a solution that best suits them. By doing that, we are improving service levels while, at the same time, enhancing St.George's ability to cross-sell solutions.

A core component of the Integrated Sales and Service strategy has been to increase the skills, competence and confidence of our branch and contact centre teams.

I HAD TO MAKE A SPEECH ON MY BIRTHDAY. I WAS AT A LOSS TO KNOW WHAT TO SAY. OBVIOUSLY I THANKED EVERYONE FOR COMING. THEN I SAID THAT AT THE END OF THE DAY WHAT MATTERED MOST WAS THE WAY YOU TREATED PEOPLE. TREAT PEOPLE WELL AND THEY'LL TREAT YOU WELL. SOMETIMES THINGS ARE THAT SIMPLE.

SUPERIOR SERVICE: St.George prides itself on building long-term relationships with customers. The Bank consistently finishes first for customer satisfaction compared to major banks and is recognised for its effective HR management strategies.



Finding and developing the right people

Attracting high-quality, customer-focused people and supporting them with quality managers is a focus for St.George.

In the past year, we conducted a comprehensive review of the way we recruit and induct front-line staff – the 'face' of St.George – and discovered a number of areas for improvement. In the year ahead, we will be refining our processes and conducting a similar review for non-customer facing positions.

Reinvesting for the future is a key theme at St.George, particularly when it comes to our people. Over the past 12 months we have implemented initiatives to identify and cultivate future managers and leaders. This includes a talent management process (STARTREK) and active succession planning.

In May 2003, we launched the Leadership Education and Development (LEAD) program for the Bank's top 75 leaders and continue to work with hundreds more managers through the established eMPOWER management development program. Additional management development programs are planned for 2004.

The Bank has been an early adopter of technology as a way to quickly and cost-effectively educate our 7,500 employees and streamline Human Resource (HR) operations. St.George's web-based e-luminate system provides access to 200 learning experiences from induction material to management topics.

All employees can now also access real-time personal and general HR information through HR Xpress. This site receives 10,000 page views daily and continues to evolve. For example, St.George employees will soon be able to apply for their holidays via HR Xpress.

Service excellence

At St.George, we have a fantastic brand that focuses on our customers, we have a great team who constantly go the extra mile and we have values that make us stand out from our competitors.

All of this makes up the St.George difference.

We aspire to be acknowledged as the most respected service brand in Australia. And we'll achieve this by understanding our customers and their needs better – and being proactive about it.

FREEDOM

A SMARTER WAY TO BANK

Freedom is designed to be the only transaction account you're likely to need, offering a comprehensive range of features and options.

Freedom's major benefits include:

- No account service fee when you maintain a minimum monthly balance of at least $1,000
- No account service or transaction fees (other than for overseas transactions and using non-St.George/BankSA branded ATMs) when you maintain a minimum monthly balance of at least $5,000
- Unlimited free Phone and Internet Banking transfers and withdrawals, including BPay, regardless of the account balance.

Freedom includes a wide range of account features and options:

- VISA debit card – use your card wherever VISA is accepted, using the funds available on your Freedom account
- Access via ATM, EFTPOS, Phone Banking, Internet Banking, St.George branches and giroPost
- Options including chequebook, debit card, interest offset and overdraft facilities
- No account service fees or withdrawal fees (other than for overseas transactions and using non-St.George/BankSA branded ATMs) for home loan customers when their St.George home loan repayment is automatically deducted from their Freedom Account
- Regular statements for cardholders
- Mini ATM transaction histories
- Automatic deposits
- Access to BPay and periodic payments.

Simply put, it's not about being the biggest; it's about being the best. Excellent customer service is not only about meeting needs, but also consistently exceeding service expectations.

Our Star Awards recognise individuals in the Group who go above and beyond what's expected of them – those who provide exceptional service. In the last year, we've awarded our people with over 4,000 Star Awards, with selected 'Superstars' recognised at special group functions attended by their teams and senior management.

A place to grow

At the heart of St.George's strategy is the focus on providing our people with an environment in which to grow and develop – professionally and personally.

The Bank prides itself on providing a safe, equitable working environment in which people can strike a healthy balance between work and family.

The effectiveness of the Bank's range of initiatives is being proven in a range of key measures – such as a decline in staff absenteeism from 7.9 days per staff member in September last year to 6.6 days this year (on a 12-month moving average basis).

As our posters say, St.George is 'Big enough to have over 7,500 employees, Small enough to value every one of them'.

Awards

- Finalist, 2002 Australian Human Resources Institute Awards for Excellence in People Management (large employer category)
- Finalist for Best Change Management and Most Innovative Recruitment Strategy in the 2002 Australian HR Awards

Personal Customers is St.George's retail banking arm. In the year to 30 September, it grew revenue by 11.7 per cent and contributed 49.1 per cent to the Group's full-year profit before goodwill amortisation and income tax.

This performance was driven by strong momentum in lending and retail deposits, and solid growth in electronic banking revenues.

At the same time, Personal Customers improved its cost-to-income ratio from 53.4 per cent to 52.5 per cent. This demonstrates that St.George has the scale to compete effectively in the retail market.

Home loans lift

One of St.George's goals in 2003 was to arrest our declining market share of the home lending market, through improved customer acquisition, management and retention.

Personal Customers is pleased to report that it achieved this objective, with a 18.2 per cent growth in residential lending for the year, taking the total residential loan book (including securitised loans) to $42.8 billion.

This growth was assisted through improved mortgage broker support and systems, as well as our strategies to grow in the non-core geographies of Queensland, Victoria and Western Australia. During the year there was a solid increase to 39 per cent in loans originated through the broker channel. While this is a very important channel for the Group, we are still focusing on maximising loans originated through our retail network. Overall, the value of the loans approved through the Group's retail distribution network increased during the year.

We launched four new home loan products during the year – Seniors Access for retirees, Low Doc for small business customers, No Deposit for first time home buyers, and a 15-year Interest Only loan for investors. Importantly, the introduction of these products was carefully managed from a risk perspective and leverages our experience in these areas.

St.George was named Home Lender of the Year at the Personal Investor Magazine's Excellence in Financial Services Awards – Australia's most prestigious financial services awards, which is further evidence of our success and product innovation in 2003.





YOU KNOW YOU'VE GOT A GOOD WORKING RELATIONSHIP WHEN YOU DON'T HAVE TO SPEND THE WHOLE TIME DISCUSSING THE SMALL DETAILS – YOU KNOW THEY ARE BEING LOOKED AFTER. THE BEST THING ABOUT IT IS THAT IT LEAVES YOU FREE TO FOCUS ON THE BIGGER THINGS.

SUPPORTIVE BANKING: With a complete suite of retail banking products, St.George provides all the financial services customers need throughout their lives. Whether it's opening a first bank account, getting a credit card, financing a car or buying their first home, we're there to help at every step along the way.

We have also made advances in our home loan customer management and retention initiatives. Some of the key retention-related initiatives include the implementation of more customer-friendly processes and pro-active communications. For example, we contact customers after they establish a new home loan, and also at regular intervals to ensure all their needs are being met. We also complete extensive analysis to identify 'at-risk' customers.

It is important to note that St.George has not been pursuing growth for growth's sake. Over the year we have maintained interest margins by changing the mix of home loans. Introductory home loans have reduced from over 30 per cent of loans written to less than 15 per cent in the latter months of the financial year. Our new higher margin home loans are making up an increasing proportion of new sales. The use of mortgage brokers, coupled with a differential pricing strategy in Victoria, Queensland and Western Australia, has created a competitive advantage in those states where we have a lower market share.

In the year ahead, customers can expect to see further improvements in our home loan product range, communications, processes and service levels. The Bank will also seek to deepen strategic relationships with brokers via electronic interfaces and other systems enhancements.

Electronic banking growth

A less visible but significant area of growth has been electronic banking. In the year to September, overall electronic banking revenues rose by 17.4 per cent to $182 million.

Driving this result was a 29.6 per cent increase in credit card income and a 40 per cent growth in Internet banking transactions. In the same period, the number of EFTPOS terminals rose 20.8 per cent and EFTPOS credit spend was up 32.2 per cent.

St.George has also been successful in providing 960 branded and non-branded ATM machines at third-party locations in NSW, Queensland and Victoria.

Business innovation

St.George constantly seeks to increase customer satisfaction by introducing new products and services.

The further refinement of CLAS, our retail lending system, has seen St.George reduce home loan processing times and enhance our levels of service.

A particularly successful new consumer lending product is the Get Set reusable variable rate personal loan, which has secured a small but growing niche since its launch in April 2003.


BIG ENOUG
TO OFFER
EVERY
HOME LOAN
OPTION

PORTFOLIO LOAN

Portfolio Loan is Australia's leading line of credit. Portfolio gives our customers the maximum flexibility to own their homes sooner and to use their equity to invest in other assets such as investment property and shares.

- **Portfolio Loan can be divided into 10 flexible sub-accounts, providing a unique and tax-effective method for customers to meet their investment and lifestyle needs.**
- **Portfolio Loan won a Gold Medal from Personal Investor Magazine Awards in 2003 for its market-leading features.**

In the coming year, we will substantially upgrade the customer facing hardware and software at St.George and BankSA branches with the rollout of a new front-end teller system. The system will feature technology that enhances the staff and customer experience, improves efficiency and supports the Integrated Sales and Service strategy.

Personal Customers has also identified another customer segment and called it Enterprise. Enterprise services self-employed and other small business people with business lending of up to $250,000. With more than a quarter of a million St.George customers estimated to own and operate small businesses, the Bank has assessed this segment as offering significant opportunities for the Group. To better meet the needs of enterprise customers, we have put in place specialist staff at 36 selected branches.

Awards

- Best Bank, Australian Banking & Finance Magazine.
- Home Lender of the Year, Personal Investor Magazine.
- Gold Medal, Flexible Line of Credit for Portfolio Loan, Personal Investor Magazine.
- Gold Medal, Best New Product of the Year for Seniors Access Home Loan, Your Mortgage Magazine.
- Cannex 5-Star Rating for Standard Home Loan – St.George Essential Home Loan.
- Cannex 5-Star Rating for Investment Home Loan – St.George Essential Home Loan.
- Cash Management Account of the Year – St.George Portfolio Cash Management Account, Personal Investor Magazine.

Business Partnerships

When it comes to business banking, St.George believes that the best bank is the one that not only exceeds customer expectations but also fosters the success of its customers. This is the key to building enduring, mutually beneficial relationships and the basis for genuine partnership banking.

The value of this approach can be seen in the exceptional levels of business growth and customer satisfaction achieved by St.George's Institutional & Business Banking (IBB) group during 2003.

According to the last four surveys over the past 18 months by independent firm East & Partners, St.George can expect the lowest churn rate among business banking customers of all the country's banks. Its forecast churn rate of 2.8 per cent compares to an average of 18.5 per cent for the major banks and is testimony to the bank's leadership in customer service.

Research house Jones Donald found that 76 per cent of St.George business banking customers reported 'they were more than happy' with the Bank. The study also found that 85 per cent would recommend St.George to other potential customers.

We are seeing the benefits of these high satisfaction and loyalty ratings every day, with the majority of our new business customers being referred by existing clients.

New power

St.George has arrived as a significant force in business banking, especially in the middle market and the Bank's core state of New South Wales.

Institutional & Business Banking is made up of the Corporate & Business Bank (CBB), which consists of the Corporate & Key and Business Customer segments, Group Treasury & Capital Markets, Automotive Finance and Scottish Pacific cash flow financing.

St.George offers customers a comprehensive suite of business banking services including transaction accounts, electronic banking, sophisticated financial markets products, trade finance, property finance, automotive finance, cash flow finance and equipment leasing finance.

The Group Treasury & Capital Markets area is also responsible for the bank's wholesale debt issuance in domestic and overseas markets, the securitisation of assets and manages the bank's liquidity, interest rate and foreign exchange risks.

Institutional & Business Banking revenue rose 10.6 per cent to $553 million for the year to 30 September. Profit before income tax rose 18.9 per cent to $334 million in the same period – representing 30.7 per cent of Group profit before goodwill amortisation and tax.

Asset growth within Corporate & Business Banking was 24.2 per cent for the year, lifting St.George's share of Australia's mid-market principal transaction business banking to 5.5 per cent from 4.9 per cent the previous year.

Supporting these results was a strong performance across all the businesses in IBB including markets such as automotive finance, factoring and commercial property where St.George performs strongly.

St.George is Australia's third largest independent automotive finance group, with a 10 per cent market share.

The Group is currently the country's largest and most-experienced provider of managed cash flow



MARGIN LENDER OF THE YEAR

As the winner of the 2003 Margin Lender of the Year category in the Personal Investor Magazine Awards for Excellence in Financial Services, St.George Margin Lending is a smart way to borrow money to invest in shares, managed funds and master trusts.

Margin lending enables St.George customers to invest more than would be possible using their own funds. Just like investing in realestate, where the loan is secured against property, a margin loan is secured against the value of a customer's shares, managed funds and master trusts. Benefits include:

- No income or assets tests
- Low $20,000 minimum loan
- Fast loan approval
- Comprehensive choice of investments
- Choice of interest rate options
- No establishment fees for individuals
- No account keeping and transaction fees.

solutions, holding 70 per cent of the factoring market and 30 per cent of the overall cash flow finance market through Scottish Pacific.

In commercial property we assist developers, builders and investors with customised financial solutions. During this period St.George maintained its excellent credit quality.

A key element in IEB's full year profitability is a successful cost control program that reduced its expense-to-income ratio from 37.0 per cent to 33.3 per cent. Driving this was revenue growth, a focus on operational efficiency and increased use of straight-through electronic processing for speed and risk reduction.

Group Treasury and Capital Markets had a landmark year in 2003, with strong customer-led growth in its Financial Markets, Capital Markets, Structured Investments and Corporate Finance businesses.

Financial Markets enhanced its focus on its institutional and corporate customer franchise with a structural realignment of its sales and relationship management desks. The result has been a significant increase in turnover through sales and trading of financial instruments and in our ability to provide quality risk management advice to our customers.

Capital Markets completed several key transactions through the year, including Australia's largest US$ mortgage-backed securities issue – its US$1.43 billion Crusade Global Trust No 2 of 2003 in September. In March, the US$1.15 billion Crusade Global Trust No 1 of 2003 mortgage-backed securities had been 100 per cent oversubscribed. These issues consolidated St.George's status as a premier issuer with US, European and Asian investors.

Debt market activity included a Euro 500 million benchmark 5 year note issue, which was oversubscribed by European investors, and four issues totalling A$1.15 billion of senior and subordinated notes to institutional and middle market investors in Australia and Asia.

In October, a US$400 million US Rule 144A Subordinated Notes issue generated very strong interest with orders from 53 investors seeing the Notes 3.5 times oversubscribed.

The high level of local and international demand for these issues demonstrates the strong endorsement by investors of St.George's business strategy and financial performance.

BUSINESS PARTNER: St.George's range of award-winning business banking products are helping thousands of small business owners to grow. From transaction accounts to sophisticated cash flow management and financing services, we have the scale to help business owners realise their dreams.





WHEN YOU'RE SWAPPING 500 TYRES A DAY THE LAST THING YOU WANT TO WORRY ABOUT ARE YOUR BUSINESS PARTNERS. I RECKON YOU CAN SIGN ALL THE CONTRACTS IN THE WORLD BUT MOST BUSINESS RELATIONSHIPS EVENTUALLY COME DOWN TO ONE THING: TRUST. YOU NEED TO BE CONFIDENT THAT THE OTHER GUY CAN AND WILL DELIVER WHAT YOU WANT. AND YOU NEED TO KNOW THAT IF A PROBLEM ARISES THEY'LL DO EVERYTHING THEY CAN TO FIX IT.

Sustainable growth strategy

With a minor share of the total business banking market, there is plenty of scope for St.George to expand its operations.

In line with overall Group strategy, we are growing our business banking operations in an organic and profitable way by providing exceptional customer service.

Partnership banking is the cornerstone of our business strategy. This involves the delivery of expert solutions through an intensely focused relationship-management program that aims to improve our customers' profitability.

Over the past three years, we have implemented an active customer segmentation and Key Account Relationship Management (KARM) program that has proved highly successful for both the bank and its customers. Customers within the KARM program are at the top end of the Group's Middle Market Segment.

This year, KARM delivered a substantial increase in product penetration to over six products per customer. Overall product penetration for Corporate & Business Banking relationships increased from 2.9 in 2002 to 3.4 in 2003.

Part of our success in the business market can be attributed to the high level of continuity of our relationship managers. St.George has a very low turnover of account managers compared with its competitors and this has provided welcome stability for our business customers. All our account managers are trained in a comprehensive set of business methodologies such as financial dynamics and value-chain analysis to ensure they have the expertise to help our customers grow their businesses.

We continue to enjoy growing attendance at the St.George Business Growth Forums. These breakfast seminars are held in all our regional centres to help customers build their businesses and profits.

As part of its segmentation strategy, St.George this year identified a new group called Business Customers, comprising businesses with lending between $250,000 and $1,000,000. We are the only Bank to broadly offer relationship-management banking service to this segment.

Geographically, St.George has increased its focus on providing business banking services to customers in Queensland and Victoria. This has included appointing a General Manager for Victoria and the opening of two new business centres in that state.

Electronic banking innovation

Driving St.George's thrust into the business banking market has been the creation and delivery of a series of superior electronic banking initiatives to the middle market.

St.George officially launched Australia's first and most advanced Internet banking web site designed specifically for business in July – Business Banking Online.

Business Banking Online offers a seamless, real-time one-stop banking service 24 hours a day, seven days a week from any pc-based web-enabled computer anywhere in the world.

Some of the ways in which the system leads the web-based business banking market is that it allows



BUSINESS BANKING ONLINE

Leading the way to better business banking

St.George launched Australia's first and most advanced Internet transaction banking system for businesses in July 2003. Business Banking Online replaces St.George e-bank and offers new features, including allowing business customers to access their accounts from anywhere in the world, 24 hours a day, 7 days a week.

- Business customers consistently rate St.George first in satisfaction in the Internet banking category in the East & Partners survey of Australian commercial banking customers
- St.George Business Banking Online clients can split their accounts to match their company accounts, transact on foreign currency accounts and conduct trade finance transactions

businesses to use sub-accounting modules to split accounts to match company structures, to view and transact on foreign currency accounts and conduct trade finance transactions.

Other highlights include dual authorisation of payroll or creditor payments, real-time gross settlement of payments and 220 days of online statement history.

Businesses can remit funds to other financial institutions in Australia and overseas and enjoy fast and reliable access to cash-flow information and unlimited direct-entry payment files for payroll and creditors.

Business Banking Online interfaces with a wide range of accounting software packages and no additional software is needed. It also offers advanced security using digital certificates and 128-bit encryption.

Best of all, it is also affordable for small business customers.

Survey rankings

Customers voted St.George 1st among Australia's banks for:

- Innovation; Internet Banking; Integrated E-Banking; Other E-Services; Cash Management; Receivables. (East & Partners Australian Commercial Transaction Banking Market Service (August 2003)
- Relationship Management; Innovation; On-call Accounts. (East & Partners Australian Commercial Treasury Banking Service).

Nationally St.George is something of a challenger – the biggest of the smaller banks. Yet in South Australia it is the leading financial services group through its wholly owned division BankSA.

With a 155-year heritage, BankSA is an icon brand in South Australia. It enjoys a financial relationship with one in three South Australians and is a major supporter of business and community life in the state.

Despite its already established position, in the last financial year BankSA grew strongly in the market and made a significant contribution to the Group's full year result.

In the year to September, BankSA recorded a 10.4 per cent increase in revenue to $296 million and profit before tax growth of 19.2 per cent to $143 million.

BankSA's business and rural lending was up 24 per cent to $2.8 billion.

Retail deposits also grew by 12 per cent despite the impact of drought. At the same time, BankSA reduced its cost-to-income ratio to 48.3 per cent from 53.0 per cent.

Best of both worlds

BankSA employs 896 people and operates the largest branch network in South Australia, with 122 outlets.

It also has four branches and six ATMs in the Northern Territory, 169 ATMs in SA, and 124 electronic agencies, mainly in regional areas.

BankSA's operations fall into three main lines of business: metropolitan banking, commercial banking and rural banking. Over the past year, it has restructured its metropolitan banking operations to reduce management layers, empower staff and increase customer focus. Today there are only three layers between the customer and the head of BankSA, compared to five before.

Like the rest of St.George, BankSA has focused on better segmenting its customer base to improve service levels and enhance cross-selling capabilities. In addition, it has used the wider Group's capabilities such as home loan Centres of Excellence to provide customers with high-quality solutions at low cost.

BankSA has also leveraged its unique strengths and wealth of rural banking experience to innovate and expand its business. The division runs St.George's rural banking services in NSW and Victoria, which means the Group now offers the added dimension of rural expertise to its provision of core banking services to customers in regional areas. The strategy includes increasing its involvement at current locations in regional Victoria and NSW, with a central component of utilising the existing St.George branch network.

Three new rural products for BankSA this year were: the Harvest Loan Advance Account to allow drought-affected and other farmers to immediately realise funds for wheat delivered to the Australian Wheat Board; the UGH Seeding Loan that enables shareholders in United Grower Holdings access to funds based on their shareholding, to purchase seed and fertiliser; and Express Saver, a high-interest online savings account for people with limited access to branches.

Supportive role

When it comes to 'Doing a lot to help South Australia', 'Helping the Rural Community in South Australia', 'Supporting the Community through Sponsorships' and 'Supporting the Small Business Community', South Australians rank BankSA well ahead of the other banks on every score*.

In 2003, the BankSA & Staff Charitable fund donated in excess of $100,000 to local charities. The bank also sponsored SA Day, BankSA Crimestoppers, the BankSA Heritage Icons List ,country cricket, and the Lights of Lobethal Christmas Festival.

In the year ahead, BankSA will be seeking to capitalise on its strong place in the community, loyal customer base and leading brand position to further deepen its relationship with customers and realise growth.

It is also looking forward to commercial opportunities arising from the completion of the Adelaide to Darwin Railway project (freight and passenger services to commence January/February 2004) and major infrastructure projects such as the construction of the new Adelaide Airport Terminal (construction to commence October/November 2003).

* BankSA Image Research, May 2003

Clever Investments and Sound Insurance

The past year was challenging and volatile for investment markets but St.George's Wealth Management group has continued to provide quality solutions based upon high service levels. Continuous investment has been made in the group's recognised business systems.

Our conservative organic growth strategy, without need to integrate acquisitions or cope with other distractions, has enabled St.George to remain 100 per cent focused on customer needs.

Our approach is to combine our direct products and services with the best solutions available in the marketplace. This enables us to be a respected partner and expert adviser rather than a single-source supplier.

This successful strategy resulted in a resilient performance during 2002-03. Total managed funds increased 13.6 per cent to $19.8 billion across our SEALCORP funds administration, Advance Funds Management and Customer Wealth businesses.

Wealth Management is also responsible for St.George's margin lending, life and general insurance, Private Bank and managing the Bank's relationships with its Gold high-value personal banking customers.

The Wealth Management division reported a full year net profit before tax of $76 million. This was an 8.6 per cent increase on the previous financial year, reflecting the rationalisation of St.George's Wealth Management portfolio over the past year.

Through expense control, Wealth reduced its cost-to-income ratio from 75.0 per cent to 70.8 per cent. However, it also continued to invest substantially in its systems, particularly SEALCORP's technology platform.

Distribution partnerships

Even though it has a market leading position with products such as the ASGARD Managed Accounts, St.George recognises that its wealth operations need strong distribution partnerships for success.

Building on our long-established partnership with Maple-Brown Abbott, we have formed new funds management partnerships with Schroder Investment Management (Australia) and Jenkins Investment Management. Also in the past year, we have entered into a new relationship with AMP and its various distribution channels that adds to our existing relationships with William M Mercer and Hillross.

St.George now provides services to around 5,500 investment advisers – approximately one-third of the total number of authorised proper authority holders operating in Australia.

Gold Segment

A key plank of St.George's Even Better Bank strategy was to further improve the relationship with the Bank's existing 'GOLD' customers by providing enhanced levels of service, deeper relationships and improved retention. Customers in GOLD, along with customers in Private Bank are the Group's most valuable personal customers.

ASGARD

ASGARD, Australia's leading investment administration provider, administers superannuation, retirement and investment savings worth $13 billion for more than 140,000 Australians through the ASGARD Managed Accounts administration platform. Offering tailored solutions to meet the differing needs of financial advisers and their clients, ASGARD Managed Accounts is unique in the industry.

A member of the St.George Group

ADVANCE AUSTRALIAN GEARED EQUITY FUND*

The Advance Australian Geared Equity Fund significantly boosts the potential to create wealth by borrowing funds to invest in Australian shares and other securities.

* In deciding whether to acquire or continue to hold an investment in the Advance Australian Geared Equity Fund you should consider the relevant Product Disclosure Document issued by Advance Asset Management Limited ABN 98 002 538 329 (Advance). Copies can be obtained from your financial adviser or Advance. Advance is a member of the St.George Group. Neither St.George Bank nor its subsidiaries stand behind or guarantee the repayment of capital, the performance of any Advance Fund or any particular rate of return.

Customers within the Gold segment have either loans of over $300,000, deposits of more than $200,000 or $100,000 in Wealth products. In the past financial year, the number of Gold customers has grown from 64,000 to over 106,000.

Customer satisfaction for GOLD customers has also increased by 23 per cent since March 2000.

The unit has increased retention rates from 93 per cent in March 2000 to 97 per cent in September 2003 and in the coming year will continue to focus on retaining and deepening relationships with this group, including through the offering of high-value wealth management solutions.

Outlook

Going forward, the Wealth strategy will be to further consolidate and build on the capabilities that have enabled us to grow total managed funds and profitability in a very difficult year. We will also continue to leverage St.George Group's national banking infrastructure and extend our alliances for growth.

We remain cautiously optimistic on the outlook for global investment markets in the next 12 months. We have noted an upturn in our margin lending and managed fund businesses as investor confidence returns.

A major development next year will be the introduction of the Financial Services Reform Act, scheduled for March. This will see licensing of groups that provide financial advice and new disclosure rules. St.George is prepared for the new regime and welcomes its introduction and already has well-established compliance and corporate governance functions.

St.George also has a tradition of transparency on fees and commissions that goes to the core of its values as a business. We do not charge fees to list investment products within our platform services, instead selecting them only on the basis of quality and performance.

Awards

In 2003, St.George Bank won 11 out of a possible 27 Personal Investor Magazine Awards for Excellence (in a field of 105 competing financial institutions). Our Wealth group accounted for three of these, including:

- Winner – Retail Master Trust: Investment: ASGARD
- Winner – Retail Super Master Trust: ASGARD
- Winner – Margin Lender of the Year
- Gold – Margin Lending Small Portfolio
- Gold – Margin Lending Medium Portfolio
- Gold – Margin Lending Large Portfolio.



Other awards received throughout the year include:

- ACNielson award for best online support for financial advisers: ASGARD (adviserNET)
- Selecting Super (Rainmaker) AAA rating for ASGARD Employee Superannuation Account
- Cannex 5-Star Rating for Margin Lending
- Money Magazine 'Best of the Best' Margin Lender for 2003
- Advance Imputation Fund achieved a 6-Star rating from InvestorWeb
- Advance Imputation Fund – Winner, Australian Equities, InvestorWeb Awards 2003
- Advance Australian Smaller Companies Fund achieved a 5-Star rating from InvestorWeb
- Advance Australian Equity Growth Fund achieved a 5-Star ASSIRT rating
- The Advance International Sharemarket Fund – Winner, Money Magazine's 'Best of the Best' in International Equities category for 2003
- Advance Allocated Pension – Capital Stable and Advance Super – Australian Shares are both top five performers in their relevant classes over the long term.

MY FATHER LIKES TO SAY THAT IF HE CAN'T ANSWER A QUESTION HE CAN FIND SOMEONE WHO CAN. IT TURNS OUT THAT HE USUALLY KNOWS MORE THAN HE LIKES TO LET ON, AND IS ALWAYS A GOOD PLACE TO START.



FULL SERVICE PROVIDER: When it comes to maximising our clients' wealth, St.George combines its market-leading master trust, funds management, margin lending and other solutions with leading financial products from third-party providers. Clients enjoy the simplicity of a single relationship backed by the freedom to choose the tools that are right for them.


NPZ800 21

Community

At St.George, we believe that everyone should have a chance to grow. That's why we strive to play a positive role in the community by supporting charities, the arts, sporting clubs, business programs and disaster relief initiatives. We also recognise our important community function as a major employer and financial services provider.

St.George Foundation

The St.George Foundation is committed to enhancing the lives of Australia's children. The Foundation aims to support programs that give disadvantaged young people and children with disabilities a more secure, comfortable and enriching life.

In the latest financial year, the Foundation distributed more than $800,000 to 53 organisations across Australia. These funds were raised through annual fundraising events such as the St.George Foundation Golf Classic and Gala Dinner in Sydney. Generous donations from Foundation sponsors and enthusiastic support from St.George Bank employees on Happy Hat Day also contributed to another successful fundraising year.

These new funds were used to make a difference to the lives of young people through funding youth suicide prevention programs, allowing disadvantaged kids to attend special camps such as the annual children's asthma camp and funding teachers for special education programs for young Aboriginal Australians. Building on our previous support of young people living with cancer through Camp Quality, this year we funded eight weekend respite camps for CanTeen. The focus is on helping kids be the best they can be – whether it is providing companion dogs for children with disabilities or purchasing medical equipment that will assist in saving the eyesight of premature babies.

Founded in 1990 with an initial donation of $1 million from St.George Bank, the Foundation has since provided more than $6.3 million to fund projects for children with special needs.

Some of the many organisations that the Foundation has assisted include: Autism Association of NSW, The Sydney Cochlear Implant Centre, Camp Quality, the Malcolm Sargent Cancer Fund for Children, NSW Police Legacy, the Muscular Dystrophy Association of NSW and the NSW Wheelchair Sports Association.





HELPING HAND: Since 1990, the St.George Foundation has contributed more than $6 million to a range of children's charities. These funds have been provided through the generous contribution of sponsors, St.George Bank staff and other supporters. One of our key fundraising events is Happy Hat Day, which this year raised over $40,000.



THEY SAY

GIVING IS ITS OWN REWARD. WHETHER IT'S IN THE LOCAL COMMUNITY OR FOR A BIGGER CAUSE, WE CAN ALL DO SOMETHING. IF WEARING A SILLY HAT WILL HELP A CHILD, I'LL DO IT. I KNOW IT'S A SMALL EFFORT, BUT SMALL THINGS ADD UP.



Wider commitment

The Bank's philanthropic and social activities extend to sponsorship for arts, sporting, community and business programs.

Organisations that we support include the Australian Brandenburg Orchestra, the St.George Illawarra Dragons rugby league team, the Walkley Awards for quality journalism and the South Australian Small Business Awards. BankSA has its own charitable fund, which donated $100,000 in 2003.

When Australians are affected by natural disaster, St.George does its best to provide support. We contributed $100,000 to the Canberra Bushfire Appeal and offered a personalised assistance package to customers during this difficult period.

Leading by example

St.George plays a significant and direct role in many communities as a major provider of financial services and as an employer. We take this responsibility seriously and realise that we are in a position to make a difference.

In our business, we provide a wide variety of financial products and services to suit each individual customer's needs. These include fee-free accounts for pensioners, student accounts, special accounts for concession cardholders and a range of specialised products for rural customers.

St.George actively participates in the Australian Bankers' Association's Disabled Access Working Group to ensure our branches, ATMs and other facilities are accessible to the disabled. We are also linked to the National Relay Service, which helps hearing impaired customers conduct their banking.

As an employer, St.George strives to provide a safe, equitable and supportive workplace. We maintain a series of family-orientated policies including paid parental leave, on-site childcare at our Kogarah head office, and the option to return to part-time work from parental leave.

Employees who experience difficulties can consult the Bank's Employee Assistance Program for confidential, professional counselling. More generally, St.George aims to recognise employees' achievements through our Star Awards and Long Service Awards functions.

Shareholder Friendly Financials

FOR THE YEAR ENDED 30 SEPTEMBER 2003

In previous years, we have provided tables and explanations to assist all shareholders to better understand the financial results of the Group. We are pleased to again provide you with this simplified financial data.

GROUP PROFITABILITY SUMMARY	2003 $M	2002 $M
Operating income		
Net interest income	**1,451**	1,333
Other income	**910**	852
Total operating income	**2,361**	2,185
Operating expenses	**1,170**	1,319
Share of net loss of equity accounted associates	**3**	1
Profit before bad debts and goodwill amortisation	**1,188**	865
Bad and doubtful debts	**102**	87
Goodwill amortisation	**108**	110
Profit after bad debts and goodwill amortisation	**978**	668
Income tax expense	**325**	240
Profit after income tax	**653**	428
Outside equity interest	**(5)**	1
Profit after income tax and outside equity interest	**658**	427
Preference dividends:		
Preferred Resetting Yield Marketable Equity Securities (PRYMES)	**19**	19
Depositary capital securities (DCS)	**33**	39
	52	58
Profit available to ordinary shareholders	**606**	369

SIGNIFICANT ITEMS

During the year there were no 'Individually Significant Items'. Individually significant items are specific revenues and expenses that have a large impact on the Group's result due to their size or nature. Significant items are generally of a non-recurring nature and are separately identified to assist readers to assess underlying results.

A detailed explanation of each individually significant item for 2002 is included in Note 3 on page 50.

NET INTEREST INCOME

The Group's net interest income comprises interest income earned from lending and investments less the interest expense incurred on deposits and borrowings.

Net interest income grew by 8.9% during the year to $1,451 million (2002: $1,333 million) as a result of a 10.1% growth in interest earning assets in a stable interest rate environment.

OTHER INCOME

Other income includes all sources of revenue other than interest income. The majority of this income is generated from the core activities of lending, funds management and other products and services. Other sources of income include treasury and trading activities, dividend income and rental income.

	2003 $M	2002 $M
Financial markets income	**53**	45
Product fees and commissions		
– Lending	**68**	76
– Other products	**398**	359
Managed funds fees	**172**	178
Securitisation service fees	**82**	73
Bill acceptance fees	**48**	32
Other	**89**	71
Other income before significant items	**910**	834
Significant item	**-**	18
Total	**910**	852

Other income before significant items increased by 9.1% to $910 million this year.

This increase reflects our diversified revenue sources. Other income represents 38.5% (2002: 38.5%) of total revenue.

Product fees and commissions increased by 7.1% this year mainly as a result of increases in home lending, retail funding and electronic banking activities.

Managed funds fees fell slightly mainly due to a shift in product mix, despite growth in managed funds of 13.6% to $19.8 billion.

OPERATING EXPENSES

The Group's total operating expenses (before goodwill amortisation and significant items) were $1,170 million (2002: $1,135 million), an increase of 3.1%.

	2003 $M	2002 $M
Staff expenses	**577**	558
Computer and equipment expenses	**207**	190
Occupancy expenses	**125**	126
Administration and other expenses	**261**	261
Total operating expenses before goodwill amortisation and significant items	**1,170**	1,135
Significant items	**-**	184
Total operating expenses before goodwill	**1,170**	1,319

Business volume growth resulted in increased operating expenses.

Staff expenses increased by $19 million or 3.4% to $577 million compared to last year. Effective 1 October 2002, staff were granted salary and wage increases of 4.0% to 4.5%.

Capital spending on systems enhancements and hardware in prior years are now being expensed as amortisation and depreciation to match the timing of the benefits generated by incurring these costs. Increases in deferred expenditure, amortisation and depreciation of $13 million were the main cause behind higher computer costs for the year.

On the other hand, the Group was able to contain occupancy and administration and other expenses to prior year levels.

BAD AND DOUBTFUL DEBTS

Bad and doubtful debts expense (net of recoveries) for the 2003 year was $102 million, an increase of $15 million on the 2002 year. A significant portion of this increase is additional general provisions taken to reflect increases in assets.

Overall, the Group's bad debt charge as a percentage of average assets was 0.17% (2002:0.16%). This is a highly satisfactory result, reflective of our sound lending policies.

GOODWILL

Goodwill is the difference between the amount we pay to buy a business and the fair value of that business' identifiable net assets. It represents such things as customer loyalty, market penetration, effective advertising and value generated from combining businesses.

Accounting standards require that goodwill be amortised, or spread out, over a period of not more than 20 years. Goodwill amortisation expense is an accounting entry only and is not a cash payment. Therefore, many professional equity analysts believe that profit before goodwill amortisation better reflects a company's underlying performance.

DIVIDENDS

A final dividend of 50 cents (2002: 42 cents) has been declared by the Directors. This increase reflects the Group's solid profit for the year.

CENTS PER SHARE	**2003**	2002
Interim dividend	**45**	38
Final dividend	**50**	42
Total dividend	**95**	80

RATIO ANALYSIS

Ratios are a useful method of understanding the Bank's financial performance. Each of the following three ratios is presented using profit both before and after goodwill amortisation and individually significant items.

EARNINGS PER ORDINARY SHARE (EPS)

EPS shows an ordinary shareholder's entitlement to current profits on a per share basis. EPS does not necessarily equal the dividend per share, as not all profits are paid out as dividends and some dividends can be paid out of prior year profits.

EPS is calculated by dividing the relevant profit figure by the weighted average number of ordinary shares.

	2003 $M	2002 $M
Profit available to ordinary shareholders (profit after goodwill and significant items)	**606**	369
Add back net loss of individually significant items	**-**	136
Add back goodwill amortisation	**108**	110
Profit before goodwill and significant items	**714**	615
Divided by: Weighted average number of ordinary shares (millions)	**502.314**	493.147
EQUALS:	**CENTS**	CENTS
Earnings per share before significant items and goodwill	**142.2**	124.7
Earnings per share after significant items and goodwill	**120.7**	74.8

RETURN ON ORDINARY EQUITY (ROOE)

The ROOE shows profit as a percentage of ordinary equity, that is, the return on each dollar you invest in our ordinary shares. The improved profitability of the current year is reflected in our ROOE, as shown in the table below.

	2003 $M	2002 $M
Profit before significant items and goodwill*	**714**	615
Profit available to ordinary shareholders (after goodwill and significant items)	**606**	369
Divided by: Average ordinary equity	**3,517**	3,147
EQUALS:	%	%
ROOE before individually significant items and goodwill	**20.30**	19.54
ROOE after individually significant items and goodwill	**17.23**	11.73

* As calculated in the EPS table.

EXPENSE TO INCOME RATIO

The expense to income ratio is calculated by dividing operating expenses by operating income.

This ratio measures the efficiency of our operations. It demonstrates the amount of expenses we incur in generating our income. A lower ratio means we are more efficient. This year the ratio has decreased to 49.6% (2002: 52.4%), reflecting our commitment to cost containment and improving shareholder value.

	2003 $M	2002 $M
Operating expenses (before goodwill and significant items)	**1,170**	1,135
Divided by: Operating income (before significant items)	**2,361**	2,167
Equals cost to income ratio	**49.6%**	52.4%

Five Year Financial Summary

FOR THE YEAR ENDED 30 SEPTEMBER 2003

		2003	2002	2001	2000	1999
STATEMENT OF FINANCIAL PERFORMANCE						
Interest Income	$m	**3,434**	3,064	3,311	3,194	2,833
Interest Expense	$m	**1,983**	1,731	2,076	2,022	1,694
Net Interest Income	$m	**1,451**	1,333	1,235	1,172	1,139
Other Income	$m	**910**	852	690	660	491
Bad and Doubtful Debts Expense	$m	**102**	87	77	50	45
Operating Expenses	$m	**1,278**	1,429	1,184	1,239	1,217
Share of Net Loss of Equity Accounted Associates	$m	**3**	1	3	-	-
Profit before Income Tax	$m	**978**	668	661	543	368
Income Tax Expense	$m	**325**	240	255	189	211
Profit after Income Tax	$m	**653**	428	406	354	157
Net (Loss)/Profit Attributable to Outside Equity Interests	$m	**(5)**	1	1	-	-
Net Profit Attributable to Members of the Bank	$m	**658**	427	405	354	157
CPS, DCS and PRYMES Dividends	$m	**52**	58	69	68	65
Profit Available to Ordinary Shareholders	$m	**606**	369	336	286	92
Return on Average Assets						
- before goodwill and significant items	%	**1.31**	1.26	1.09	0.95	0.94
- after goodwill and significant items	%	**1.13**	0.80	0.81	0.74	0.35
Return on Average Ordinary Equity						
- before goodwill and significant items	%	**20.30**	19.54	16.56	13.86	12.20
- after goodwill and significant items	%	**17.23**	11.73	11.71	10.32	3.13
Return on Average Risk Weighted Assets	%	**1.91**	1.38	1.42	1.34	0.62
Operating Expenses as a % of Average Assets [1]	%	**2.00**	2.13	2.07	2.11	2.09
Expense to Income Ratio [1]	%	**49.6**	52.4	53.6	58.2	58.3
(1) Before goodwill and significant items						
STATEMENT OF FINANCIAL POSITION						
Total Assets	$m	**62,714**	55,004	52,056	49,610	45,017
Liquids and Treasury Securities	$m	**6,523**	6,822	5,583	5,796	5,333
Loans and Other Receivables	$m	**48,904**	42,767	39,699	39,454	36,232
Other Assets	$m	**7,287**	5,415	6,774	4,360	3,452
Total Liabilities	$m	**58,349**	51,166	48,430	45,969	41,362
Deposits and Other Borrowings	$m	**45,291**	38,394	35,539	35,047	32,537
Bonds and Notes and Loan Capital	$m	**6,628**	8,305	8,545	8,348	6,747
Other Liabilities	$m	**6,430**	4,467	4,346	2,574	2,078
Total Shareholders' Equity	$m	**4,365**	3,838	3,626	3,641	3,655
Shareholders' Equity as % of Total Assets	%	**6.96**	6.98	6.97	7.34	8.12
Capital Adequacy						
- Tier 1 Capital	%	**7.2**	7.5	8.1	7.7	8.2
- Tier 2 Capital	%	**3.2**	3.4	3.1	3.9	3.7
- Less: Deductions	%	**(0.1)**	(0.1)	(0.1)	(0.1)	(0.1)
Total	%	**10.3**	10.8	11.1	11.5	11.8
Risk Weighted Assets	$m	**36,903**	32,495	29,226	28,102	24,883
RECEIVABLES						
Residential	$m	**34,991**	30,527	28,422	27,971	25,962
Commercial	$m	**10,202**	8,975	8,767	9,054	7,967
Consumer	$m	**3,610**	3,104	2,384	2,079	1,808
Other	$m	**277**	313	259	482	618
Receivables before General Provision	$m	**49,080**	42,919	39,832	39,586	36,355
General Provision	$m	**176**	152	133	132	123
Net Loans and Other Receivables	$m	**48,904**	42,767	39,699	39,454	36,232
SHARE INFORMATION						
Dividend per Ordinary Share						
- Interim	Cents	**45**	38	31	26	26
- Final	Cents	**50**	42	34	29	26
Total	Cents	**95**	80	65	55	52
Earnings per Ordinary Share						
Basic						
- before goodwill and significant items	Cents	**142.2**	124.7	101.6	83.0	77.4
- after goodwill and significant items	Cents	**120.7**	74.8	71.9	61.8	19.9
Diluted						
- before goodwill and significant items	Cents	**141.7**	124.1	101.4	80.5	73.9
- after goodwill and significant items	Cents	**120.8**	76.0	72.4	61.5	23.7
Dividend Payout Ratio	%	**79.2**	107.6	91.7	86.7	260.9
Net Tangible Assets per Ordinary Share	$	**4.86**	3.68	3.28	2.90	2.68
OTHER STATISTICS						
Branches		**404**	406	409	413	421
Staff		**7,325**	7,342	7,061	7,619	7,886
Assets per Staff	$m	**8.6**	7.5	7.4	6.5	5.7
Staff per $m Assets		**0.12**	0.13	0.14	0.15	0.18



Gail Kelly
Managing Director and Chief Executive Officer



Greg Bartlett
Group Executive Institutional & Business Banking



Rob Chapman
Managing Director BankSA



Andrew Thorburn
Group Executive Personal Customers



Paul Fegan
Group Executive Wealth Management

Gail Kelly DipED BA MBA became St.George Group Managing Director and Chief Executive Officer in January 2002. She came to St.George from the Commonwealth Bank of Australia where she was Head of the Customer Service Division managing 20,000 staff. Gail migrated to Australia in 1997 after holding a number of senior management positions with one of South Africa's major banks, Nedcor.

Greg Bartlett was appointed Group Executive, Institutional & Business Banking after roles as Group Treasurer and Chief General Manager, Group Treasury and Capital Markets. He has been a member of the St.George Group's Executive Management Committee for 10 years and has more than three decades of experience in the financial services industry.

Rob Chapman Assoc Dip Bus became Managing Director of BankSA in July 2002 after an extensive career in the financial services industry. Most recently, Rob was the Adelaide-based Regional General Manager for the Commonwealth Bank of Australia's (CBA) operations in South Australia, Northern Territory and Western Australia. Prior to CBA, he held a number of senior roles with Colonial State Bank and Prudential Corporation Australia.

Andrew Thorburn BComm MBA Dip Marketing joined St.George in June 2002 after holding a number of senior management roles in sales and marketing with the Commonwealth Bank of Australia (CBA). Prior to CBA, Andrew worked for ASB Bank in New Zealand for 10 years where he was responsible for the Personal Banking Division.

Paul Fegan MBA FAIB GAICD was appointed Group Executive, Wealth Management in June 2002. He was previously based in the United Kingdom as Chief Operating Officer of Yorkshire Bank and a Director of Yorkshire Bank and Clydesdale Bank, both owned by the National Australia Bank. Paul brings a wealth of investment and banking experience to St.George gained in 20 years with NAB in Australia, the United States, Hong Kong, the UK and Ireland.



Peter Clare
Group Executive
Strategy



John Loebenstein
Group Executive
Information Technology



Steve McKerihan
Group Executive
Finance and Risk Management



Brett Wright
Group Executive
Human Resources

Peter Clare BComm MBA became Group Executive, Strategy in February 2002. He is responsible for Strategy and Corporate Relations. Peter was most recently head of the Strategy Implementation Group at the Commonwealth Bank of Australia (CBA), responsible for the integration of Colonial Limited. Peter's previous experience encompasses the areas of management consulting, corporate reconstruction and insolvency. He also held a number of senior operational roles within CBA.

John Loebenstein FCII has headed up St.George's Information Technology operations since joining the St.George Group in 1995. He was previously General Manager, Management Information Division at FAI Insurance and has more than 25 years' experience in technology in Australia and the United Kingdom.

Steve McKerihan BComm (Hons) ASA CPA MBA is Group Executive responsible for Finance and Risk Management. He has been with the St.George Group since 1985, holding a range of positions including Chief Manager, Financial Development and Chief Manager, Balance Sheet Risk and Capital Markets. Before joining St.George, Steve worked at the Commonwealth Bank of Australia.

Brett Wright BE (Hons) M EngSc MBA PhD joined the St.George Group in July 2000. Brett is the Group Executive responsible for Human Resources for the Group. He has a PhD in organisational behaviour and has held a range of line management, academic and consulting roles. Beyond HR, he attends meetings of the Group's Nomination & Remuneration Committee and is Chairman of the St.George Staff Retirement Fund.



Frank Conroy
Chairman
BComm MBA

Frank Conroy, aged 61, is a professional company director. A former career banker, he joined the St.George Board in August 1995 and was appointed Deputy Chairman in January 1996 and Chairman in September 1996. Mr Conroy is Chairman of Orix Australia Corporation Limited and a director of Santos Limited, Governor of the St.George Foundation and Chairman of St.George Life Limited.



Gail Kelly
Managing Director and Chief Executive Officer
DipEd BA MBA

Gail Kelly, aged 47, was appointed as the Bank's Chief Executive Officer in December 2001 and Managing Director in January 2002. Mrs Kelly was previously with the Commonwealth Bank of Australia as Head of Customer Service Division and a member of its Executive Committee. Prior to that, she served with Nedcor Bank, one of the largest banks in South Africa as General Manager, Cards and General Manager, Personal Banking. Mrs Kelly is a director of the Bank's funds administration subsidiary, SEALCORP Holdings Limited and a Governor of the St.George Foundation.



John Thame
AAIBF FCPA

John Thame, aged 61, was appointed to the Board in February 1997, having been the Managing Director of Advance Bank Australia Limited from October 1986 to January 1997. His career with Advance spanned 26 years during which time he held a variety of senior positions. Mr Thame is a director of AWB Limited, Reckon Limited, Abacus Property Group and The Village Building Co Limited. He is also on the Council of the National Museum of Australia. Mr Thame is Chairman of the Board's Audit and Compliance and Due Diligence Committees and a member of the Risk Management Committee.



Leonard Bleasel
AM

Len Bleasel, aged 60, was appointed to the Board in May 1993. He was the Managing Director of the Australian Gas Light Company where his career spanned 42 years and was Chairman of Natural Gas Corporation Holdings Limited (New Zealand). Mr Bleasel is a director of QBE Insurance Group Limited and Foodland Associated Limited. He is also Chairman of the Zoological Parks Board of NSW. Mr Bleasel is Chairman of the Board's Nomination and Remuneration Committee and is a member of the Audit and Compliance and Due Diligence Committees.



Linda Nicholls
BA (Econ) MBA (Harvard)



John Curtis
BA LLB (Hons)



Paul Isherwood
FCA



Graham Reaney
BComm CPA

Linda Nicholls, aged 55, was appointed to the Board in August 2002. She is Chairman of Australia Post, Deputy Chairman of Healthscope, a director of Sigma Pharmaceutical Group, Perpetual Trustees Australia Limited, Insurance Manufacturers of Australia and an international advisor to Goldman Sachs. Mrs Nicholls is also a Member of Council of the Walter and Eliza Hall Institute of Biomedical Research, the Board of Trustees of The Conference Board in New York and a Governor of The Smith Family. Mrs Nicholls has an MBA from Harvard University and more than 25 years experience as a senior executive and company director in banking, insurance and funds management in Australia, New Zealand and the United States. She was a member of the Wallis Inquiry into the financial services industry in 1996. She is a member of the Board's Risk Management and Nomination and Remuneration Committees.

John Curtis, aged 53, was appointed to the Board in October 1997. Since 1987, he has been a professional company director and is currently the Chairman of Allianz Australia Limited, Caliburn Pty Limited and Bayard Capital Partners Pty Limited. He is a director of Perpetual Trustees Australia Limited and Sydney Symphony Orchestra Holdings Pty Limited. Prior to 1987, Mr Curtis was the Managing Director of Wormald International Limited and was responsible as a Chief Executive for its operations at various times in Australia, Europe and the Americas. He is a member of the Board's Audit and Compliance, Due Diligence and Nomination and Remuneration Committees.

Paul Isherwood, aged 65, was appointed to the Board of Directors in October 1997. He is a former partner and National Chairman of Partners of Coopers & Lybrand, Chartered Accountants, his career with that firm spanning a period of 38 years. Mr Isherwood is Chairman of Globe International Limited and Stadium Australia Management Limited. He is also a Director of Munich Reinsurance Company of Australasia Limited and NM Rothschild Australia Holdings Pty Limited. Mr Isherwood is Chairman of St.George Bank New Zealand Limited and a member of the Bank's Board Risk Management Committee.

Graham Reaney, aged 60, was appointed to the Board in November 1996. Mr Reaney's business experience spans 30 years during which time he has held a number of senior corporate appointments, including Managing Director of National Foods Limited. Other former positions included Managing Director of Industrial Equity Limited, where Mr Reaney had responsibility for managing a range of businesses in the food and beverage and resource and service sectors. He is Chairman of PMP Limited and a director of the Australian Gas Light Company Limited and So Natural Foods Limited. Mr Reaney is Chairman of the Board's Risk Management Committee and is also a member of the Board's Audit and Compliance and Due Diligence Committees and the BankSA Advisory Board.

COMPLIANCE WITH THE NEW ASX PRINCIPLES AND RECOMMENDATIONS

The Australian Stock Exchange (ASX) Corporate Governance Council this year released Principles of Good Corporate Governance and Best Practice Recommendations (the Recommendations), which have raised the general standard of corporate governance required of ASX-listed entities. Accordingly, corporate governance best practice in Australia has followed similar developments in the US and UK and increased the obligations on Directors to document and communicate in greater detail corporate governance practices to shareholders.

Shareholders should note that the Recommendations are guidelines for best practice, they are not prescriptions which require blanket compliance. ASX-listed companies are obliged to report for the first financial year commencing after 1 January 2003, on whether or not their corporate governance policies comply with the Recommendations and, if they do not comply, to explain why not. As St.George's fiscal year ends 30 September, it will be required to report formally on the Recommendations in its 2004 Annual Report.

St.George, however, is committed to achieving best practice in corporate governance and, in the interests of achieving this goal, has revised and updated its corporate governance policies in line with the Recommendations. St.George already generally complies with the Recommendations. Some areas where it did not comply have already been updated.

In addition to the information set out in this statement, St.George is currently developing a Corporate Governance section on its website at www.stgeorge.com.au, which will be available later this year. It will include more information on the Bank's corporate governance arrangements, including copies of the relevant St.George policies and the Board and Committee Charters.

THE BOARD OF DIRECTORS

The Board of Directors is responsible for St.George's overall performance and governance. Policies of the Board are set out in the Board Charter. Under the Board Charter, the Board's responsibilities include:

- overseeing the performance and activities of the Bank through agreed goals and strategy;
- assessing performance against Board approved budgets, targets and strategies;
- overseeing the management of the Bank's business;
- overseeing appropriate controls, systems and procedures within the Bank to manage the risks of its businesses and compliance with all regulatory and prudential requirements;
- reviewing matters of general corporate governance;
- monitoring senior management's performance and implementation of the Board approved strategies and ensuring appropriate succession planning is in place;
- approving and monitoring the progress of major capital expenditure, capital management and acquisitions and divestitures; and
- approving and monitoring financial and other reporting.

BOARD COMPOSITION AND SKILLS

There are seven non-executive Directors and the Managing Director on the St.George Board. It is St.George's policy that the Chairman of the Board must be an independent Director and is not the Managing Director. The Board comprises a majority of independent Directors.

Each Director is assessed regarding their independence in light of interests disclosed by them and on the basis of criteria defined in the Board Charter. Directors are required to provide the Board with all relevant information to assess their independence. The Board has this year assessed each of the Directors in office at the date of this report and considers that all of the non-executive Directors are independent.

The Board is satisfied that Mr John Thame is an independent member of the Board. Mr Thame's executive roles at Advance Bank, including as Managing Director, ended more than six years ago when Advance and St.George merged. As a result, Mr Thame's current role as Director does not involve the review of the strategies or processes developed by him or his former management team.

Directors are required to have a broad range of commercial expertise and experience, particularly in a field which is complementary to the Bank's activities and strategy, or to have appropriate professional qualifications, to provide value to the Board's deliberations. Board members must have proven ability and capacity to make a meaningful contribution to Board strategy and policy and participate in the overseeing of the proper functioning of management.

PERFORMANCE REVIEW

The Board meets at least once a year to review the performance of the Board, the Board committees, the Bank, its senior executives, the relationship between the Board and management and matters of general corporate governance.

In addition, the Chairman of the Board conducts an annual review of the performance and contribution to the Board of each non-executive Director. The last review of the Board was conducted in September 2003. The Board as a whole reviews the performance of the Managing Director at least annually. The Chairman of the Nomination and Remuneration Committee facilitates an evaluation by all Directors of the performance of the Chairman of the Board. The Nomination and Remuneration Committee Chairman determines the performance criteria to be considered in these reviews.

A description of the process and criteria for evaluation of the performance of the Board, the Board committees, non-executive Directors and management will be made publicly available on the Bank's website.

DIRECTORS' RETIREMENT AND RE-ELECTION

One third of the Directors (excluding the Managing Director) must retire each year at the Annual General Meeting, but may stand for re-election.

St.George policy is that no Director can be appointed to the Board if he or she is aged 65 years or over, and a Director must retire at the conclusion of the Annual General Meeting following that Director turning 72 years. The Board's policy (except in special circumstances, where the Board considers it important to retain valuable skills or knowledge) is that no Director should be appointed to fill a casual vacancy if he or she would be over 60 years when appointed.

Details of the current Directors serving on the Board are provided on pages 34 to 35.

REMUNERATION OF DIRECTORS AND SENIOR EXECUTIVES

The Nomination and Remuneration Committee considers and makes recommendations to the Board regarding the composition and remuneration of the Board and on any proposed Board performance criteria. Details of the remuneration paid to the Directors (executive and non-executive) are set out in the Directors' Report on pages 41 to 44.

RETIREMENT BENEFITS

Taking into account recent trends in corporate governance and non-executive remuneration, the Board of Directors is proposing to terminate its retirement benefits scheme for non-executive Directors, effective from 30 September 2003. The proposal is subject to shareholder approval at the St.George Annual General Meeting on 19 December 2003, and subject also to approval of a general increase in the Directors' fees currently paid to all non-executive Directors. Under the proposal, non-executive Directors appointed after 30 September this year will not be entitled to retirement benefits. Payment of retirement benefits which have already accrued for existing Directors will not exceed the amount accrued in respect of that Director as at 30 September 2003.

INDEPENDENT PROFESSIONAL ADVICE

To assist in the performance of their duties, Directors may, in consultation with the Chairman, seek independent advice on any matter before the Board, with such advice being made available to all Directors.

MARKET DISCLOSURE POLICY

St.George is committed to best practice disclosure policy and timely disclosure to the market of relevant information about St.George. It recognises that keeping the investor community fully informed and resisting pressure to give preferential access to analysts, institutions or others enhances corporate credibility and investor confidence, with a positive influence on share price.

This commitment is reflected in St.George's Company Disclosure Policy and Communications Strategy, a copy of which will soon be available on the St.George website. These written policies have been designed to ensure compliance with ASX Listing Rule disclosure requirements and the Recommendations.

The policy provides that all material information is to be immediately notified to the investor community through the ASX, without preferential access to any individual or group. To ensure best practice in disclosure, all new information in the first instance will be released to the ASX. The General Counsel and Secretary of the Bank is primarily responsible for communicating with the ASX and for ensuring all information is clear, objective and factual and that no material information is omitted. The Policy also sets out guidelines relating to the announcement of future earnings or financial performance, meetings with investors and analysts, shareholder enquiries and inadvertent disclosure of information.

Procedures are in place to ensure that all information which could potentially require disclosure is reported promptly to the Managing Director through relevant senior executives for assessment by the Managing Director with the Group Executive, Strategy, and/or the Chief Financial Officer and General Counsel and Secretary. Compliance with the Disclosure Policy is monitored on a quarterly basis by the Board's Audit and Compliance Committee and the Policy is reviewed annually by that Committee.

St.George endeavours to improve access to information by investors by using, where reasonable, current technology to ensure the widest possible dissemination of information in a timely manner. All ASX announcements are posted to the St.George website.

All media enquiries relating to issues material to St.George are coordinated by the Group Executive, Strategy, in consultation, if appropriate, with the Chief Financial Officer, with only certain nominated senior staff authorised to make media comments.

COMMITTEES OF THE BOARD

The Board's structure of Board Committees assists it in managing its responsibility for oversight and control. The Board has established four Committees to assist in the execution of its responsibilities. These are the Audit and Compliance Committee, the Nomination and Remuneration Committee, the Due Diligence Committee and the Risk Management Committee.

Each of these Committees operates under Board approved Charters which are reviewed regularly by the Board. The Charters deal with the purpose, membership, responsibilities and authorities of each Committee together with the quorum and frequency of meetings. Copies of these charters will soon be available on the St.George website. Additional committees may be formed from time to time to deal with specific matters.

Minutes of Committee meetings and Committee recommendations are provided to the Board.

ATTENDANCE RECORD OF BOARD AND BOARD COMMITTEES FOR 2002/2003:

BOARD (TOTAL NUMBER OF MEETINGS HELD: 13)	ATTENDED
FJ Conroy	13
JJ Mallick (Retired 31.05.03)	9 (9)
GP Kelly	13
LF Bleasel	13
JS Curtis	12
PDR Isherwood	11
LB Nicholls	11
GJ Reaney	13
JM Thame	13

AUDIT AND COMPLIANCE COMMITTEE (TOTAL NUMBER OF MEETINGS HELD: 4)	ATTENDED
LF Bleasel	4
J S Curtis	3(3)
JJ Mallick	3(3)
GJ Reaney	3
JM Thame	4

NOMINATION AND REMUNERATION COMMITTEE (TOTAL NUMBER OF MEETINGS HELD: 2)	ATTENDED
LF Bleasel	2
JS Curtis	2
PDR Isherwood	1(1)
JJ Mallick	2
LB Nicholls	2

DUE DILIGENCE COMMITTEE (TOTAL NUMBER OF MEETINGS HELD: 3)	ATTENDED
LF Bleasel	3
JS Curtis	3
JJ Mallick	2(2)
GJ Reaney	3
JM Thame	3

RISK MANAGEMENT COMMITTEE (TOTAL NUMBER OF MEETINGS HELD: 12*)	ATTENDED
JS Curtis	2(2)
PDR Isherwood	11
LB Nicholls	8
GJ Reaney	12
JM Thame	12

N.B.: Bracketed numbers denote the number of meetings held while the Director was a member of the Board/Committee.

*There have been numerous individual proposals circulated to the Risk Management Committee for approval between meetings which have required consideration of up to two days per month in time for Directors on that Committee.

During the year, Mr Isherwood attended two Board meetings of St.George Bank New Zealand Limited and Messrs Conroy and Reaney attended three and four meetings respectively of the BankSA Advisory Board.

AUDIT AND COMPLIANCE COMMITTEE

Role

The Audit and Compliance Committee reviews and makes recommendations to the Board on financial reporting, systems for internal control established by management and the Board and the internal and external audit processes.

It also reviews compliance, reporting and control structures throughout the Bank to ensure compliance with financial, regulatory and legal requirements. In addition, the Audit and Compliance Committee oversees the reporting systems within the Group to ensure that the Bank observes its disclosure requirements.

Composition

The Audit and Compliance Committee has a membership of at least three non-executive Directors, a majority of whom are independent. The Audit and Compliance Committee Chairman is independent and is not the Chairman of the Board. It is the Board's policy that the Audit and Compliance Committee rotates the role of Chairman of the Audit and Compliance Committee at least once every four years.

At the end of each reporting period, the Audit and Compliance Committee reviews the Group's half-yearly and yearly financial statements prior to submission to the Board.

The internal and external auditors have a direct line of communication to the Chairman of the Audit and Compliance Committee with the external auditor also having a direct line of communication to the Board's Chairman. The external auditor is invited to attend Audit and Compliance Committee meetings each quarter and addresses the Audit and Compliance Committee in the absence of members of management. The Audit and Compliance Committee is also responsible for making recommendations to the Board regarding the nomination of external auditors to the Group and reviewing the adequacy of existing external audit arrangements.

KPMG was appointed the Bank's external auditor at its Annual General Meeting in December 1998 and continues in this role. The responsible audit partner must be rotated at least every seven years and cannot work on the Bank's audit for a period of two years following a rotation. Details of the total fees paid to the auditor are set out in page 22 in the Full Financial Report.

AUDIT INDEPENDENCE

St.George has a policy for the provision of non-audit related services by the Bank's auditor under which the prior approval of the Chairman of the Audit and Compliance Committee is required where non-audit services are sought from the Bank's auditors for which the proposed fee exceeds a specified level. The annual fees payable to the Bank's auditor for non-audit services for which, under the policy, the Audit and Compliance Committee Chairman's approval is not required, are reviewed by the Audit and Compliance Committee above specified levels. The auditor cannot be engaged to provide non-audit services that may materially conflict with its obligations and responsibilities as the Bank's auditor. In addition, the policy prohibits audit firm partners and professional staff (and their families) from directly investing in the Bank's shares, borrowing from the Bank or being a Director or holding an executive position in the Bank which is of significance to the audit.

NOMINATION AND REMUNERATION COMMITTEE

Role

The Nomination and Remuneration Committee meets as required to consider and make recommendations to the Board on the composition of the Board, appropriate criteria for Board membership and performance, the tenure of Directors generally, the remuneration framework for Directors and, where required, the suitability of nominations for the position of Director.

Recommendations are also made by the Nomination and Remuneration Committee to the Board regarding the Bank's recruitment, retention and termination policies and procedures for senior executives.

This consideration will involve an assessment (with the assistance of external advice, if appropriate) of the qualifications, skills, experience and value which the person may bring to the Board and his or her ability to make a contribution to the Board's strategy, policy and effectiveness.

The Nomination and Remuneration Committee also reviews and makes recommendations to the Board on the various Group compensation, incentive and reward programs including the remuneration for the Managing Director and senior executives.

In addition, the Nomination and Remuneration Committee makes determinations as required of it under the rules of St.George's employee share/option plans. The Managing Director does not attend parts of meetings which relate to the assessment of the Managing Director's remuneration.

Composition

The Nomination and Remuneration Committee has a minimum of three members, the majority being independent Directors and is chaired by the Chairman of the Board, or an independent Director. It is the Board's policy that the Nomination and Remuneration Committee rotates the role of Chairman of the Nomination and Remuneration Committee at least once every four years.

Remuneration policies

The Bank's remuneration policies are set out in page 42 of the Director's Report.

DUE DILIGENCE COMMITTEE

Role

The Due Diligence Committee meets for the purposes of specific public issue documents or securities or other instruments under a material document which will be issued to the market or to shareholders. The purpose of the Due Diligence Committee is to assist the Board in ensuring the appropriate disclosure of material matters concerning the Bank in documents for issue to shareholders or the market.

Composition

The Due Diligence Committee comprises the members of the Audit and Compliance Committee; membership is four non-executive Directors. The Chairman of the Due Diligence Committee is the Director who holds the position of the Chairman of the Audit and Compliance Committee.

RISK MANAGEMENT COMMITTEE

Role

The Risk Management Committee oversees and monitors policies and procedures in relation to credit, liquidity and market risks and balance sheet management. In the area of credit risk, the Risk Management Committee reviews and approves loan applications and credit limits within levels delegated by the Board. In addition, it oversees and monitors the Bank's credit practices and reporting procedures to ensure adherence to policy. It also reviews the Group's credit portfolios and provisioning for bad and doubtful debts and the risk management policies and procedures for market, funding and liquidity risks as well as the strategies and positions taken to manage interest rate risk and the Bank's balance sheet.

Composition

The Risk Management Committee has a membership of four non-executive Directors. It is the Board's policy that the Risk Management Committee rotates the role of Chairman of the Risk Management Committee at least once every four years.

IDENTIFYING AND MANAGING SIGNIFICANT BUSINESS RISKS

The operational and financial performance of the Group is monitored by a reporting structure which includes the Board and its Committees. The Board also monitors appropriate risk management strategies developed to mitigate the identified risks of the business. The Bank's policies and systems for dealing with market, credit and liquidity risks are outlined elsewhere in this Annual Report.

COMPLIANCE, ETHICS AND INTEGRITY

The Board has a Code of Ethics which sets out the expectations of St.George for Directors and staff in their business affairs and in dealings with customers. Among other things, the Code of Ethics requires high standards of personal integrity and honesty in all dealings, a respect for the privacy of customers, avoidance of any conflicts of interest and observance of the law. Particularly, staff members should maintain required records with integrity, reflecting transactions in an accurate and timely manner.

The Code of Ethics also encourages staff to report in good faith suspected unlawful/unethical behaviour in others, and provides an avenue of communication through the General Counsel & Secretary for staff to report suspected offences.

ST.GEORGE TRADING POLICY

The Board has established guidelines incorporating governance policies which deal, among other matters, with disclosure of interests by Directors and limitations on dealing in the Bank's financial products by Directors and senior officers. A copy of the St.George Trading Policy will be made available on the St.George website.

Directors and employees are encouraged to be long-term holders of the Bank's financial products. Directors, senior management and those members of staff with access to market sensitive information, however, are only permitted to deal in the Bank's financial products in certain window periods (and then only if they are not in possession of unpublished price-sensitive information), namely within six weeks following the announcement of the Bank's interim and final results and within four weeks following the Bank's Annual General Meeting or the issue of a prospectus. In each case, Directors must advise the Chairman of any proposed dealing once it has taken place and advise the ASX as required by Section 205G of the Corporations Act. The Bank is also obliged to advise the ASX of Directors' dealings in its financial products.

For the purposes of this Policy, "financial products" includes the Bank's shares and debt securities, and derivatives over such shares or debt securities.

Directors are required to have shareholdings in the Bank. Under the Constitution, a Director's required shareholding is no less than 500 shares.

Concise Financial Report

FOR THE YEAR ENDED 30 SEPTEMBER 2003

This Concise Financial Report has been derived from the consolidated entity's 2003 Full Financial Report.

This Concise Financial Report cannot be expected to provide as full an understanding of the consolidated entity's financial performance, financial position and financing and investing activities as the consolidated entity's 2003 Full Financial Report.

Directors' Report

FOR THE YEAR ENDED 30 SEPTEMBER 2003

The Directors of St.George Bank Limited present their report together with the Concise Financial Report of the consolidated entity, being St.George Bank Limited (the Bank) and its controlled entities, for the year ended 30 September 2003.

DIRECTORS

The names of the Directors of the Bank during the year or since the end of the financial year and up to the date of this report together with details of current Directors' qualifications, experience and special responsibilities are contained in the Board of Directors information on pages 34 and 35.

DIRECTORS' MEETINGS

The number of Directors' meetings (including meetings of committees of Directors) held during the financial year and the number of meetings attended by each of the Directors of the Bank during the financial year are set out in the Corporate Governance Statement on pages 36 to 39. This information is to be regarded as incorporated into this report.

PRINCIPAL ACTIVITIES OF THE CONSOLIDATED ENTITY

The principal activities of the consolidated entity during the financial year were undertaken by the following divisions:

Personal Customers

Personal Customers is responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits and small business banking. This division also manages retail branches, agency network and electronic channels such as call centres, EFTPOS terminals, ATMs and Internet banking.

Institutional and Business Banking (IBB)

IBB is responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

BankSA

BankSA provides retail banking and business banking services to customers in South Australia and the Northern Territory. These services are expanding into country New South Wales and Victoria. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

Wealth Management

Wealth Management is responsible for funds management and administration, margin lending, financial planning, investment advice, private banking services and general and life insurance.

CONSOLIDATED PROFIT

The net profit of the consolidated entity for the financial year after income tax, outside equity interests, goodwill amortisation, significant items and before preference dividends was $658 million (2002: $427 million). The net profit available to ordinary shareholders was $606 million (2002: $369 million). There were no significant items during the year.

DIVIDENDS

Information regarding dividends paid or declared by the consolidated entity since the end of the previous financial year is included in Note 4.

REVIEW OF OPERATIONS

A review of the operations of the consolidated entity is contained in the "Chairman's Report", "Managing Director's Report" and "Shareholder Friendly Financials". These sections are to be regarded as incorporated into this report.

STATE OF AFFAIRS

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

Securitisation

The Bank securitised a total of $4.3 billion of housing loans in March and September 2003 through the Crusade Program (2002: $2.6 billion).

The total value of securitised receivables outstanding at 30 September 2003 was $7,788 million (2002: $5,729 million).

Borrowing Transactions

In October 2002, the Bank issued a $300 million fixed rate transferable certificate of deposit maturing in 2005.

In March 2003, the Bank issued a $300 million fixed rate transferable certificate of deposit maturing in 2006.

In May 2003, the Bank issued $250 million of subordinated notes due 2013, comprising a floating rate tranche of $150 million and a fixed rate tranche of $100 million.

In June 2003, the Bank issued Euro 500 million floating rate notes maturing in June 2008.

In July 2003, the Bank issued $300 million fixed rate transferable deposits maturing in November 2006.

Even Better Bank (EBB) Program

Through EBB, before tax cost savings of $60 million were realised during the year in accordance with targets announced last year. The Bank is on track to increase before tax cost savings from EBB to $80 million in 2004 and subsequent years. Cost savings are driven from reductions in middle management staff and rationalisation of information technology expenditure.

ENVIRONMENTAL REGULATION

The operations of the consolidated entity and its controlled entities are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory. The Bank may however become subject to environmental regulation when enforcing securities over properties to recover outstanding debts.

EVENTS SUBSEQUENT TO BALANCE DATE

In October 2003, the Bank completed a US$400 million subordinated note raising in the United States Rule 144A market. The proceeds will be used for general funding purposes and to increase the Bank's capital base.

Since 30 September 2003, the Bank has proposed a final dividend on ordinary shares, refer Note 4.

LIKELY DEVELOPMENTS

Details of likely developments in the operations of the consolidated entity in subsequent financial years are contained in the "Chairman's Report", "Excellent Service, Great People" and "Smart Banking". These sections are to be regarded as incorporated into this report.

Further information regarding likely developments in the operations of the Bank and the expected results thereof, has not been included in this report because the disclosure of the information would be likely to result in unreasonable prejudice towards the interests of the consolidated entity.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

Directors

The Bank's Constitution provides that the Directors shall be paid such remuneration as is determined by general meeting. An amount, not exceeding the aggregate amount determined by shareholders, is divided between the Directors as they agree. The latest determination was at the Annual General Meeting held on 14 December 2001 where shareholders approved an increase in the aggregate remuneration for Directors to $1,200,000 per annum. The Bank's Constitution makes provision for the maximum retirement allowance which the Board may approve for a Director by reference to the maximum amount permitted to be paid under the Corporations Act 2001. The retirement allowance entitlement of non-executive Directors is equal to the aggregate fees received by the Director in the three years preceding their retirement date. Directors with less than three years continuous service prior to retirement qualify for a commensurately smaller allowance.

A resolution will be put to shareholders at the 2003 Annual General Meeting that, subject to an increase in the aggregate remuneration payable to non-executive Directors, as set out in resolution 3 of the 2003 Notice of Meeting, no retirement benefits will be payable to any non-executive Directors appointed after 30 September 2003. Entitlements of non-executive Directors in office at that date will not increase from that which would have been payable had the non-executive Director retired on that day.

Details of remuneration paid to non-executive Directors is disclosed in Note 9.

Executives

The framework for executive remuneration within the Bank and its relationship with the consolidated entity's performance is as follows:

(i) Reward Strategy and Structure

The Bank's Executive Reward Strategy is aligned with the interests of shareholders and encompasses rigorous performance standards which focus on sustained improvements in the performance of the consolidated entity. The strategy aims to motivate, reward and retain executive officers.

A total target reward framework, recommended by the Board's Nomination and Remuneration Committee and approved by the Board, provides for competitive performance based remuneration through a combination of Base Remuneration (fixed remuneration) and incentives (at risk remuneration, including short term incentives and long term share or option based incentives).

The incentive programs, which form an increasing proportion of total target reward potential, are designed to enhance the consolidated entity's performance and promote cohesive executive effort towards improved shareholder value.
The incentives include at risk annual short term incentives where allocation is contingent upon the achievement of consolidated entity, division and the individual targets and at risk long term incentives, where allocation is contingent upon substantial growth in the consolidated entity's earnings per share (EPS).

The Board's Nomination and Remuneration Committee reviews and recommends to the Board the total target reward for the Managing Director and the Managing Director's direct reports. The total target reward potential for each executive is set to reflect competitive market practice for that position. The proportion of remuneration at risk within the total target reward varies with the level and nature of the executive officers' position. Executive total target reward is pitched at the 75th percentile of comparable positions, and will only be achieved provided that the requisite consolidated entity, division and individual performance targets are met. The incentive (at risk) component of the total target reward ranges from 40 per cent to up to 60 per cent.

(ii) Base Remuneration (Fixed Remuneration)

Base Remuneration provides fixed remuneration on a total cost-to-company basis. The amount of base remuneration is established through reference to independent market research. The Board has endorsed a strategy to shift progressively, annual increases in base remuneration with incentives as a significant part of total target reward where it is competitive relative to the market to do so.

(iii) Incentives (At Risk Remuneration)

(a) Short Term Incentive Program

The executive officers, comprising the Managing Director, the Managing Director's direct reports and other executives, may participate in an annual short term incentive program. Pool creation and allocation is contingent on the achievement of pre-agreed financial and strategic targets at the consolidated entity, division and individual levels. Recommendations for payments to the Managing Director and the Managing Director's direct reports are reviewed by the Board's Nomination and Remuneration Committee and approved by the Board based on a review of results. The Managing Director does not participate in the Committee's deliberations on her own remuneration.

(b) Long Term Incentives

Long term incentives are provided through the Executive Performance Share Plan (Performance Plan) and the Executive Option Plan (Option Plan), both approved by shareholders on 3 February 1998. The exercise conditions provide for substantial growth in the consolidated entity's earnings per share (EPS) over the next three years and will deliver rewards to executives that will pitch their total target reward at the 75th percentile of comparable positions, provided that the requisite EPS growth is achieved. Allocations of shares and options to the Managing Director and the Managing Director's direct reports are reviewed by the Board's Nomination and Remuneration Committee. The exercise conditions for the 2003 Long Term Incentive grant will continue to be linked to the performance of the consolidated entity. The exercise condition has been amended to include two separate measures, where half of each tranche is dependent on the first measure being EPS and the other half will be dependent on Total Shareholder Return (TSR).

Performance hurdles in respect of options and awards granted during the year to executives under the Bank's Option Plan and Performance Plan relating to long term incentives are as follows:

- **Tranche (1) – First exercisable date of 15 November 2004**
  Basic earnings per ordinary share (calculated by applying in a consistent manner the policies and practices used in determining earnings per share for the year ended 30 September 2002, which was 124.7 cents) before goodwill and significant items (unless specific items are determined by the Board for inclusion) (the EPS) for the year ending 30 September 2003 must exceed 137.17 cents.

  If the EPS for tranche (1) is not achieved, the Awards or Options offered under tranche (1) will accumulate to tranche (2).

- **Tranche (2) – First exercisable date of 15 November 2005**
  EPS for the year ended 30 September 2004 must exceed:
  (a) the EPS for the year ended 30 September 2003 by more than 10%; or
  (b) that figure which EPS would have reached had the EPS for the year ending 30 September 2002 grown at an annual rate of 10%, compounding annually.

  If the EPS for tranche (2) is not achieved, the Awards or Options offered under tranche (2) (including Awards or Options accumulated from tranche (1) to tranche (2), if any) will accumulate to tranche (3).

- **Tranche (3) – First exercisable date of 15 November 2005**
  EPS for the year ended 30 September 2005 must exceed:
  (a) the EPS for the year ended 30 September 2004 by more than 10%; or
  (b) that figure which EPS would have reached had the EPS for the year ending 30 September 2002 grown at an annual rate of 10%, compounding annually.

(iv) Managing Director's Remuneration
Each year, the Board's Nomination and Remuneration Committee recommends to the Board the total target reward and performance hurdles to apply to the Managing Director for the coming year and determines the qualifications for any at risk incentive based on performance achievements over the past financial year. The potential payments to the Managing Director form a substantial part of the total target reward for that position and are contingent on the achievement of corporate, personal, financial and strategic goals set by the Board.

The Board considers that the total target reward of the Managing Director should include long term incentive rewards aligned to the performance of the consolidated entity and the interests of shareholders. The Option and Performance Plans facilitate the provision of long term incentive rewards.

The principal features of the remuneration arrangements for Mrs Gail Kelly, the Bank's Managing Director for the year ended 30 September 2003, were as follows:

(1) base remuneration of $1,050,000 and a short term incentive payment at an amount determined by the Board of Directors. The amount in respect of 2003 is disclosed in Note 10;

(2) there is no specific entitlement to receive a payment if the Bank is acquired;

(3) 1,000,000 options have been issued which become exercisable if a bona fide takeover bid for the Bank becomes unconditional, even if the performance hurdles for those options relating to EPS performance over time have not been met;

(4) should the Managing Director terminate the contract (unless she does so because there has been a material diminution in her role and responsibilities), she will receive statutory entitlements only;

(5) should the Bank terminate the contract because of a breach by the Managing Director, only statutory entitlements and an amount in lieu of unused annual leave will be payable;

(6) should the Bank terminate the contract for reasons other than a breach by the Managing Director, an amount is payable by the Bank which reduces over-time, but which never exceeds twice her total fixed remuneration. For example, if the termination occurs eleven months before the end of the contract, she receives only 11 twelfths of her total fixed remuneration; and

(7) should the Managing Director terminate the contract because there has been a material diminution in her role and responsibilities, an amount equal to twice her total fixed remuneration will be payable by the Bank.

In situations 6 and 7, the Bank must also pay the Managing Director an amount as approved by the Board to reflect both the Managing Director's performance and that of the Bank against the performance criteria established by the Board for paying her at risk incentive. Should situations 6 or 7 occur before the Managing Director has received all of the 100,000 shares to be granted to her under the Bank's Executive Performance Share Plan, the shares not already granted will be granted to her when the contract is terminated. In addition, should situation 6 or 7 occur, then within 12 months of that occurrence, the Managing Director will also be entitled to exercise some or all of those options referred to in point (3) above, subject to satisfaction of relevant performance hurdles relating to EPS.

Details of remuneration paid to the Managing Director and the other five most highly paid members of the executive committee together with options and awards granted during the year are disclosed in Note 10.

Share Options
On 1 October 2002, 445,287 options were granted to 8 executives of the Bank. No options were granted to the Managing Director during the year. No options have been granted since the end of the financial year and up to the date of this report. During the year, and for the period to the date of this report, 485,000 ordinary shares were issued by the Bank as a result of the exercising of options granted under the Executive Option Plan. The number of options outstanding at the date of this report is 1,445,287.

Full details of the Plan are disclosed in Note 41 of the Full Financial Report.

DIRECTORS' SHAREHOLDINGS

The relevant interest of each Director in the share capital of the Bank at the date of this report is outlined in the following table. Each interest is held beneficially by the relevant Director.

	FULLY PAID ORDINARY SHARES	PRYMES	OPTIONS GRANTED OVER ORDINARY SHARES
F J Conroy	13,179	63	-
G P Kelly	25,000	-	1,000,000
L F Bleasel	35,710	427	-
J S Curtis	15,201	-	-
P D R Isherwood	23,999	-	-
L B Nicholls	1,604	-	-
G J Reaney	40,412	-	-
J M Thame	150,000	63	-

DIRECTORS' INTERESTS

Details of the interests held by Directors of the Bank in registered schemes offered by the consolidated entity at the date of this report are as follows:

	NAME OF REGISTERED SCHEME	UNITS HELD
J M Thame	Advance Imputation Fund	27,981

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

The Bank's Constitution provides for an indemnity to each person who is or has been a Director, principal executive officer or the secretary of the Bank against any liability which results directly or indirectly from facts or circumstances relating to the person serving or having served in that capacity, incurred on or after 1 April 1994 to any person whether or not arising from a prior contingent liability and, which does not arise out of conduct involving a lack of good faith and conduct known to the person to be wrongful. In addition, such indemnity also extends to costs and expenses incurred by the person in defending civil or criminal proceedings in which judgement is given in favour of the person or in which the person is acquitted or the courts grant relief.

The Constitution also provides, to the extent permitted by law, for the Directors to authorise the Bank to enter into any documentary indemnity in favour of, or insurance policy for, the benefit of a person who is or has been a Director, executive officer, secretary, auditor, employee or other officer of the Bank, which indemnity or insurance policy may be in such terms as the Board of Directors approves.

DIRECTORS' AND OFFICERS' INSURANCE

The Bank has paid a premium in respect of a contract of insurance insuring certain officers of the Bank and its controlled entities against those liabilities for which insurance is permitted under Section 199B of the Corporations Act 2001. Such officers consist of the Directors named earlier in this report, the company secretary, executive officers, Bank officers appointed on the Bank's behalf to external Directorship and all persons deemed to be officers of the Bank and related bodies corporate under the provisions of the Corporations Act 2001, together with all other former and future Directors, companies secretaries and officers. Disclosure of the nature of the liabilities and the amount of the premium is prohibited under the conditions of the contract of insurance.

ROUNDING OF AMOUNTS

The Bank is a company of the kind referred to in Australian Securities and Investments Commission class order 98/0100, dated 10 July 1998. Accordingly, amounts in this report and the accompanying Concise Financial Statements have been rounded to the nearest one million dollars except where otherwise indicated.

Signed in accordance with a resolution of the Directors.

Gail Kelly

F J Conroy
Chairman

G P Kelly
Chief Executive Officer and
Managing Director

Signed at Sydney, New South Wales
5 November 2003

STATEMENT OF FINANCIAL PERFORMANCE

The net profit of the consolidated entity for the financial year after income tax, outside equity interests (OEI), goodwill amortisation, significant items and before preference dividends was $658 million (30 September 2002: $427 million). The net profit available to ordinary shareholders was $606 million (30 September 2002: $369 million).

Net profit after income tax and preference dividends and before significant items was $606 million (30 September 2002: $505 million).

Return on average ordinary equity (before goodwill amortisation and significant items) increased to 20.30% (30 September 2002: 19.54%).

Basic earnings per ordinary share increased to 120.7 cents from 74.8 cents. Alternative basic earnings per ordinary share (before goodwill amortisation and significant items) increased to 142.2 cents (30 September 2002: 124.7 cents).

Net interest income for the year was $1,451 million (30 September 2002: $1,333 million) an increase of 8.9%. Interest margin fell from 2.80% for the year ended 30 September 2002 to 2.76% for the year ended 30 September 2003.

Other income before significant items, has grown 9.1% to $910 million from $834 million in the prior year. This was due to strong growth in bank acceptances, product fee and electronic banking income and profits arising from the continuation of the Bank's property sale and lease-back program.

Total operating expenses (before goodwill and significant items) were $1,170 million for the year ended 30 September 2003 (30 September 2002: $1,135 million) an increase of 3.1%.

Staff expenses (before significant items) increased by $19 million or 3.4% to $577 million (30 September 2002: $558 million). This increase reflects an enterprise average wage increase of 4% and other staff receiving an average salary increase of 4.5% effective 1 October 2002.

Deferred expenditure amortisation rose by $9 million over the previous year.

Occupancy expenses before significant items were $125 million, compared to $126 million in the previous year.

The expense to income ratio, excluding goodwill amortisation and significant items fell to 49.6% from 52.4% last year.

The charge for bad and doubtful debts increased to $102 million (30 September 2002: $87 million). This was due to the increase in the general provision for doubtful debts which reflects the growth in risk weighted assets during the year and increased provisioning on consumer loans reflecting portfolio growth.

The effective tax rate for 30 September 2003 was 33.2% (30 September 2002: 35.9%), primarily as a result of the amortisation of goodwill.

STATEMENT OF FINANCIAL POSITION

Total assets were $62.7 billion at 30 September 2003 (30 September 2002: $55.0 billion), an increase of 14.0%. The following items impacted total assets:

- The securitisation of $4.3 billion of residential lending receivables through the Crusade Program;
- Strong growth in the utilisation of bank acceptances by commercial banking customers. The focus on this product has resulted in growth of 104.0% during the year to $3,391 million (30 September 2002: $1,662 million); and
- Loans and receivables grew to $48.9 billion (30 September 2002: $42.8 billion), an increase of 14.3%.

Total liabilities increased by 14.0% to $58.3 billion (30 September 2002: $51.2 billion). Significantly, retail funding experienced strong growth during the year due to customer demand for low risk bank deposit products. The improvement also resulted from a focus on the development of the consolidated entity's retail funding products, specifically the 'directsaver' account from the 'dragondirect' channel and Portfolio Cash Management Account (Portfolio CMA). The directsaver, introduced in August 2000, has $5.2 billion in deposit funds, while balances invested with the Portfolio CMA have grown 35.0% to $5.4 billion.

Shareholders' equity increased to $4.4 billion from $3.8 billion at 30 September 2002, primarily due to the issue of 5.8 million ordinary shares under the Bank's dividend reinvestment plan and a higher level of retained earnings due to a change in accounting requirements that no longer requires ordinary dividends to be provided at balance date unless they have been declared at this date.

STATEMENT OF CASH FLOWS

Net cash provided by operating activities was $1,352 million. This was due to the net sale of trading securities in 2003 compared to the net purchase of trading securities in 2002 and strong underlying performance during the year.

Net cash used in investing activities of $5,974 million was mainly used to increase loans and receivables.

Net cash provided by financing activities of $5,504 million reflected an increase in retail funding and $250 million of subordinated note issues.

Statement of Financial Performance

		CONSOLIDATED	
	NOTE	**2003 $M**	2002 $M
Interest income		**3,434**	3,064
Interest expense		**1,983**	1,731
Net interest income		**1,451**	1,333
Other income	3	**910**	852
Total ordinary income (net of interest expense)		**2,361**	2,185
Charge for bad and doubtful debts		**102**	87
Operating expenses			
- staff		**577**	586
- computer and equipment		**207**	250
- occupancy		**125**	128
- administration and other		**261**	283
Total operating expenses	3	**1,170**	1,247
Share of net loss of associates accounted for using the equity method		**3**	1
Goodwill amortisation and write-off	3	**108**	182
Profit from ordinary activities before income tax		**978**	668
Income tax expense	3	**325**	240
Profit from ordinary activities after income tax		**653**	428
Net (loss)/profit attributable to outside equity interests		**(5)**	1
Net profit attributable to members of the Bank		**658**	427
Non Owner Changes in Equity			
Net increase in asset revaluation and realisation reserve		**18**	17
Net increase in claims equalisation reserve		**6**	3
Net increase in depositors' and borrowers' redemption reserve		**1**	-
Net decrease in retained profits on the initial adoption of:			
Revised AASB 1028 "Employee Benefits"	2	**(1)**	-
		24	20
Total change in equity other than those resulting from transactions with owners as owners		**682**	447
Dividends per ordinary share (cents)	4	**95**	80
Basic earnings per ordinary share (cents)	5	**120.7**	74.8
Diluted earnings per ordinary share (cents)	5	**120.8**	76.0
Basic earnings per preferred resetting yield marketable equity security ($)	5	**6.36**	6.36

The Statement of Financial Performance should be read in conjunction with the discussion and analysis on page 45 and the accompanying notes to the financial statements.

Statement of Financial Position

	NOTE	CONSOLIDATED 2003 $M	2002 $M
ASSETS			
Cash and liquid assets		**769**	414
Due from other financial institutions		**335**	239
Trading securities		**5,276**	5,778
Investment securities		**143**	391
Loans and other receivables		**48,904**	42,767
Bank acceptances of customers		**3,391**	1,662
Investments in associated companies		**7**	10
Other investments		**102**	108
Property, plant and equipment		**506**	546
Goodwill		**1,268**	1,377
Other assets		**2,013**	1,712
TOTAL ASSETS		**62,714**	55,004
LIABILITIES			
Deposits and other borrowings		**45,291**	38,394
Due to other financial institutions		**501**	912
Bank acceptances		**3,391**	1,662
Provision for dividends		**10**	221
Income tax liability		**320**	272
Other provisions		**93**	115
Bonds and notes		**5,548**	7,303
Loan capital		**1,080**	1,002
Bills payable and other liabilities		**2,115**	1,285
TOTAL LIABILITIES		**58,349**	51,166
NET ASSETS		**4,365**	3,838
SHAREHOLDERS' EQUITY			
Share capital	6	**3,468**	3,349
Reserves		**104**	79
Retained profits	7	**442**	71
SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE BANK		**4,014**	3,499
Outside equity interests in controlled entities		**351**	339
TOTAL SHAREHOLDERS' EQUITY		**4,365**	3,838

The Statement of Financial Position should be read in conjunction with the discussion and analysis on page 45 and the accompanying notes to the financial statements.

Statement of Cash Flows

	CONSOLIDATED	
	2003 $M	2002 $M
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received	**3,441**	3,074
Interest paid	**(2,109)**	(1,762)
Dividends received	**3**	2
Other income received	**1,009**	926
Operating expenses paid	**(1,205)**	(1,171)
Income taxes paid	**(259)**	(231)
Net proceeds from/(payments for) the sale and purchase of trading securities	**472**	(2,208)
Net cash provided by/(used in) operating activities	**1,352**	(1,370)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of controlled entities	**-**	(33)
Disposal of controlled entities	**(4)**	(2)
Restructuring costs	**(20)**	(18)
Net proceeds from sale of investment securities	**247**	72
Net increase in loans and other receivables	**(6,208)**	(2,764)
Payments for shares	**(4)**	(24)
Proceeds from sale of shares	**12**	28
Research and development costs	**(6)**	(11)
Payments for property, plant and equipment	**(53)**	(74)
Proceeds from sale of property, plant and equipment	**64**	10
Net increase in other assets	**(2)**	(232)
Net cash used in investing activities	**(5,974)**	(3,048)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	**7,024**	2,542
Proceeds from other borrowings	**9,901**	19,758
Repayment of other borrowings	**(10,845)**	(19,232)
Proceeds from loan capital	**249**	301
Repayment of loan capital	**(39)**	-
Net (decrease)/increase in other liabilities	**(434)**	95
Proceeds from the issue of shares	**5**	99
Proceeds from the issue of a perpetual note	**17**	-
Dividends paid	**(374)**	(290)
Net cash provided by financing activities	**5,504**	3,273
Net increase/(decrease) in cash and cash equivalents	**882**	(1,145)
Cash and cash equivalents at the beginning of the financial year	**(469)**	676
Cash and cash equivalents at the end of the financial year	**413**	(469)

The Statement of Cash Flows should be read in conjunction with the discussion and analysis on page 45 and the accompanying notes to the financial statements.

Notes to the Financial Statements

NOTE 1 BASIS OF PREPARATION OF CONCISE FINANCIAL REPORT

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 "Concise Financial Reports" and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosure required by AASB 1039 have been derived from the Full Financial Report of the consolidated entity for the financial year. Other information included in the Concise Financial Report is consistent with the consolidated entity's Full Financial Report. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the Full Financial Report.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's Full Financial Report. The accounting policies have been consistently applied and except for changes in accounting policies set out in Note 2, are consistent with those of the previous year.

NOTE 2 CHANGES IN ACCOUNTING POLICIES

(a) Foreign currency translation

The consolidated entity has applied the revised AASB 1012 'Foreign Currency Translation' (issued in November 2000) for the first time from 1 October 2002.

There was no material impact on the consolidated entity for the reporting period to 30 September 2003. This would also be the case for the prior financial year had the new accounting policy always been applied.

(b) Employee benefits

The consolidated entity has applied the revised AASB 1028 'Employee Benefits' (issued in June 2001) for the first time from 1 October 2002.

Consequently, the liability for annual leave is now calculated using the remuneration rates the Bank expects to pay as at each reporting date, not wage and salary rates current at the reporting date.

The initial adjustments to the consolidated financial report as at 1 October 2002 as a result of this change are:

- $1.6 million increase in provision for employee entitlements;
- $1.1 million decrease in opening retained profits; and
- $0.5 million increase in future income tax benefit.

The effect of this change has been to increase operating expenses by $1.6 million ($1.1 million after tax) during the year.

The effect of this change in accounting policy is disclosed in the Statement of Financial Performance and Note 7.

(c) Provisions and Contingencies

The consolidated entity has applied AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' (issued in October 2001) for the first time from 1 October 2002.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial year to which they related despite the dividends being declared after the end of that financial year. Accordingly, the consolidated entity has not provided for a dividend on it's ordinary shares at 30 September 2003.

The adjustments to the consolidated financial report as at 1 October 2002, as a result of this change, are:

- $209 million increase in opening retained profits; and
- $209 million decrease in provision for ordinary dividends.

There was no impact on net profit for the current financial year to 30 September 2003.

The effect of this change in accounting policy is disclosed in Note 7.

Notes to the Financial Statements

NOTE 3 INDIVIDUALLY SIGNIFICANT ITEMS	CONSOLIDATED 2003 $M	2002 $M
Other income		
Other income before individually significant item	**910**	834
Individually Significant Item		
Profit on sale of shares (i)	-	18
Total other income	**910**	852
Operating expenses		
Operating expenses before individually significant items	**1,170**	1,135
Individually Significant Items		
Write-down of investments (ii)	-	22
Restructure costs (iii)	-	30
Write-off of deferred expenditure balances (iv)	-	60
	-	112
Total operating expenses	**1,170**	1,247
Goodwill		
Goodwill charge before significant item	**108**	110
Individually Significant Item		
Goodwill write-off (v)	-	72
Total goodwill charge	**108**	182
Income tax expense		
Income tax expense before individually significant items	**325**	270
Individually Significant Items		
Income tax expense on profit on sale of shares (i)	-	4
Income tax benefit on write-down of investments (ii)	-	(7)
Income tax benefit on restructure costs (iii)	-	(9)
Income tax benefit on deferred expenditure write-off (iv)	-	(18)
	-	(30)
Total income tax expense	**325**	240
SUMMARY		
Loss before tax from individually significant items	-	(166)
Tax benefit attributable to individually significant items	-	(30)
Net loss after tax from individually significant items	-	(136)

Notes to the Financial Statements

NOTE 3 INDIVIDUALLY SIGNIFICANT ITEMS

Discussion - September 2003

There were no significant items during the year ended 30 September 2003.

Discussion - September 2002

(i) In September 2002, the Bank entered into an agreement to sell 16,850,145 shares it held in Cashcard Australia Limited. A profit of $18 million ($14 million after tax) was recognised in respect of this transaction.

(ii) Investments have been written down by $22 million ($15 million after related income tax benefit) at 31 March 2002 reflecting a downward revision of their future anticipated revenues.

(iii) As a result of the Even Better Bank (EBB) project, the consolidated entity recognised a restructuring charge of $30 million ($21 million after tax) at 30 September 2002. The restructuring charge included staff redundancy payments, outplacement services and costs associated with properties no longer required.

(iv) The deferred expenditure write-off of $60 million ($42 million after tax) resulted from a detailed review of both completed projects and projects under development. The write-off comprises the following:

- $31 million due to a reduction in expected future benefits, including certain specific elements of the St.George/Advance Bank core computer systems integration, a component of the work done on the Bank's new front end lending platform and certain projects cancelled as a direct result of EBB;
- $19 million resulting from the refinement of the consolidated entity's capitalisation policy which now involves expensing all development costs below $200,000 and all project support costs; and
- $10 million due to certain system developments having superseded functionality and revisions to their estimated useful life.

(v) A strategic review of the Wealth Management Division was conducted in the 2002 year. As a result of the strategic review and the reassessment of the future benefits associated with ongoing WealthPoint businesses, an additional $72 million of goodwill was written-off at 31 March 2002.

Notes to the Financial Statements

NOTE 4 DIVIDENDS PROVIDED FOR OR PAID

TYPE	CENTS PER SHARE	CONSOLIDATED $M	DATE OF PAYMENT	FRANKING RATE	PERCENTAGE FRANKED
2003					
Interim 2003 - ordinary shares	**45.0**	**227**	**2-Jul-03**	**30%**	**100%**
Final 2002 - ordinary shares [1]	**42.0**	**209**	**13-Dec-02**	**30%**	**100%**
Depositary capital securities [2] [8]		**9**	**31-Dec-02**	**-**	**-**
Depositary capital securities		**16**	**30-Jun-03**	**-**	**-**
Depositary capital securities [3]		**8**	**31-Dec-03**	**-**	**-**
Preferred resetting yield marketable equity securities [5]		**7**	**20-Feb-03**	**30%**	**100%**
Preferred resetting yield marketable equity securities		**10**	**20-Aug-03**	**30%**	**100%**
Preferred resetting yield marketable equity securities [7]		**2**	**20-Feb-04**	**30%**	**100%**
		488			
2002					
Interim 2002 - ordinary shares	38.0	188	2-Jul-02	30%	100%
Final 2002 - ordinary shares [1]	42.0	209	13-Dec-02	30%	100%
Depositary capital securities [4]		10	31-Dec-01	-	-
Depositary capital securities		19	28-Jun-02	-	-
Depositary capital securities [2]		10	31-Dec-02	-	-
Preferred resetting yield marketable equity securities [6]		7	20-Feb-02	30%	100%
Preferred resetting yield marketable equity securities		10	20-Aug-02	30%	100%
Preferred resetting yield marketable equity securities [5]		2	20-Feb-03	30%	100%
		455			

(1) During the year, accounting standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets', was adopted by the consolidated entity for the first time. Consequently, provision for dividends are no longer recognised until the date they have been determined, declared or publicly recommended. The effect of this change has been to increase opening retained profits and decrease the provision for dividend by the 2002 final ordinary dividend at 1 October 2002. At the date of its declaration on 6 November 2002, the final ordinary dividend for the 2002 financial year was brought to account.

(2) A total dividend of $19 million was paid of which $9 million related to the 2003 financial year and $10 million related to the 2002 financial year.

(3) A total dividend of approximately $16 million will be payable on 31 December 2003 of which $8 million relates to the 2003 financial year.

(4) A total dividend of $21 million was paid of which $10 million related to the 2002 financial year.

(5) A total dividend of $9 million was paid on 20 February 2003 of which $7 million related to the 2003 financial year and $2 million related to the 2002 financial year.

(6) A total dividend of $10 million was paid on 20 February 2002 of which $7 million related to the 2002 financial year.

(7) A total dividend of $9 million will be payable on 20 February 2004 of which $2 million relates to the 2003 financial year.

(8) Dividends provided for or paid on depositary capital securities will be paid by St.George Funding Company LLC to the holders of the securities, out of profits to which no franking credits are attached.

Subsequent events

Since the end of the financial year the Directors declared the following dividend:

TYPE	CENTS PER SHARE	CONSOLIDATED $M	DATE PAYABLE	FRANKING RATE	PERCENTAGE FRANKED
Final - ordinary	50.0	253	19-Dec-03	30%	100%

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 September 2003 and will be recognised in the subsequent financial statements.

Notes to the Financial Statements

NOTE 4 DIVIDENDS PROVIDED FOR OR PAID

Dividend franking account

It is anticipated that the balance of the consolidated franking account will be $319 million (2002: $131 million) after adjusting for:

(i) franking credits that will arise from the payment of income tax payable as at the end of the year;

(ii) franking debits that will arise from the payment of dividends recognised as a liability or proposed but not declared at the end of the year;

(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(iv) franking credits that the consolidated entity may be prevented from distributing in the subsequent financial year.

NOTE 5 EARNINGS PER SHARE

	CONSOLIDATED	
	2003	2002
Earnings per share		
Basic – ordinary (cents)	**120.7**	74.8
Diluted – ordinary (cents)	**120.8**	76.0
Basic – preferred resetting yield marketable equity security (PRYMES) ($)	**6.36**	6.36
Alternative earnings per share [1]		
Basic – ordinary (cents)	**142.2**	124.7
Diluted – ordinary (cents)	**141.7**	124.1
Weighted average number of shares		
Basic – ordinary	**502,313,510**	493,146,546
Diluted – ordinary	**517,568,756**	510,822,132
Basic – PRYMES	**3,000,000**	3,000,000

(1) The alternative basic and diluted earnings per ordinary share amounts have been calculated to exclude the impact of goodwill amortisation and individually significant items to provide a meaningful analysis of the earnings per ordinary share performance of the underlying business.

Notes to the Financial Statements

NOTE 6 SHARE CAPITAL	CONSOLIDATED 2003 $M	CONSOLIDATED 2002 $M	CONSOLIDATED 2003 NO. OF SHARES	CONSOLIDATED 2002 NO. OF SHARES
Issued and paid-up capital:				
505,592,816 Fully paid ordinary shares (2002: 498,097,921)	**3,162**	3,043		
3,000,000 Fully paid preferred resetting yield marketable equity securities (2002: 3,000,000)	**291**	291		
General reserve	**15**	15		
	3,468	3,349		
Movements in ordinary share capital:				
Balance at beginning of financial year	**3,043**	2,821	**498,097,921**	483,828,232
Dividend Reinvestment Plan				
– Final dividend 2000/2001	–	54	–	3,334,926
– Final dividend 2000/2001 – underwritten	–	81	–	4,964,412
– Interim dividend 2001/2002	–	69	–	3,598,233
– Final dividend 2001/2002	**46**	–	**2,547,485**	–
– Interim dividend 2002/2003	**68**	–	**3,205,169**	–
Executive Option Plan	**5**	18	**455,000**	1,768,333
Employee Reward Share Plan	–	–	**348,516**	340,312
Employee Performance Share Plan	–	–	**938,725**	263,473
Balance at end of financial year	**3,162**	3,043	**505,592,816**	498,097,921

Issued and uncalled capital:

6,069 Borrowers' shares unpaid (2002: 8,028)

300,842 Depositors' shares unpaid (2002: 330,233)

NOTE 7 RETAINED PROFITS

	2003 $M	2002 $M
Retained profits at the beginning of the financial year.	**71**	102
Adjustments to opening retained profits		
Reversal of 2002 final ordinary dividend on initial adoption of		
AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**209**	-
Revised AASB 1028 "Employee Benefits"	**(1)**	-
Adjusted opening retained profits	**279**	102
Net profit after income tax attributable to members of the Bank	**658**	427
Total available for appropriation	**937**	529
Dividends recognised during the year	**(488)**	(455)
Transfer to reserve	**(7)**	(3)
Retained profits at the end of the financial year	**442**	71

Notes to the Financial Statements

NOTE 8 SEGMENTAL RESULTS

(a) Business Segments

Business segments are based on the consolidated entity's organisational structure. The consolidated entity comprises four business divisions, namely:

Personal Customers (PC) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits and small business banking. This division also manages retail branches, agency networks and electronic channels such as call centres, EFTPOS terminals, ATMs and Internet banking.

Institutional and Business Banking (IBB) – responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

BankSA (BSA) – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services are now extending into country New South Wales and Victoria as part of the consolidated entity's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

Wealth Management (WM) – responsible for providing funds management and administration, margin lending, financial planning, investment advice, private banking services and general and life insurance.

As part of the consolidated entity's business model developed through the EBB program, effective 1 October 2002, the following changes occurred:

- Life and general insurance businesses were transferred from PC to WM.
- Small business banking customers with borrowings greater than $250,000 were transferred from PC to IBB.

Comparatives have been amended accordingly.

While accountability for the Gold segment resides with WM, for segmental reporting purposes the assets, liabilities and results remain within PC.

Notes to the Financial Statements

NOTE 8 SEGMENTAL RESULTS

FOR THE YEAR ENDED 30 SEPTEMBER 2003	PERSONAL CUSTOMERS $M	INSTITUTIONAL & BUSINESS BANKING $M	BANKSA $M	WEALTH MANAGEMENT $M	OTHER $M	CONSOLIDATED $M
Segment revenue						
Net interest income	836	343	224	48	–	1,451
Non-interest income	409	210	72	219	–	910
Total segment revenue	1,245	553	296	267	–	2,361
Segment expense						
Bad and doubtful debts	58	32	10	2	–	102
Operating expenses						
– Other provisions	18	19	5	11	–	53
– Depreciation	54	6	10	2	–	72
– Deferred expenditure amortisation	59	6	8	2	–	75
– Other expenses	523	153	120	174	–	970
Total operating expenses	654	184	143	189	–	1,170
Goodwill amortisation	–	–	–	–	108	108
Total segment expense	712	216	153	191	108	1,380
Share of loss of investments in associates	–	3	–	–	–	3
Profit/(loss) before income tax expense	533	334	143	76	(108)	978
Expense to income ratio	52.5%	33.3%	48.3%	70.8%		
Income tax expense						325
Profit after income tax						653
Outside equity interests (OEI)						(5)
Profit after income tax and OEI						658

AS AT 30 SEPTEMBER 2003	PERSONAL CUSTOMERS $M	INSTITUTIONAL & BUSINESS BANKING $M	BANKSA $M	WEALTH MANAGEMENT $M	OTHER $M	CONSOLIDATED $M
Assets						
– investments in associates	–	–	–	–	7	7
– other assets	29,777	19,891	7,787	2,755	2,497	62,707
Segment Assets	29,777	19,891	7,787	2,755	2,504	62,714
Segment Liabilities	22,758	28,911	5,403	607	670	58,349
Other Segment Disclosure						
– Securitised loans	7,788	–	–	–	–	7,788
– Managed funds	–	–	–	19,820	–	19,820

Notes to the Financial Statements

NOTE 8 SEGMENTAL RESULTS

FOR THE YEAR ENDED 30 SEPTEMBER 2002	PERSONAL CUSTOMERS $M	INSTITUTIONAL & BUSINESS BANKING $M	BANKSA $M	WEALTH MANAGEMENT $M	OTHER $M	CONSOLIDATED $M
Segment revenue						
Net interest income	769	315	204	45	–	1,333
Non-interest income	346	185	64	239	–	834
Individually significant items	–	–	–	–	18	18
Total segment revenue	1,115	500	268	284	18	2,185
Segment expense						
Bad and doubtful debts	46	34	6	1	–	87
Operating expenses						
– Other provisions	18	14	4	15	–	51
– Depreciation	49	7	10	2	–	68
– Deferred expenditure amortisation	49	7	9	1	–	66
– Other expenses	479	157	119	195	–	950
Total operating expenses	595	185	142	213	–	1,135
Individually significant items	–	–	–	–	184	184
Goodwill amortisation	–	–	–	–	110	110
Total segment expense	641	219	148	214	294	1,516
Share of loss of investments in associates	1	–	–	–	–	1
Profit/(loss) before income tax expense	473	281	120	70	(276)	668
Expense to income ratio	53.4%	37.0%	53.0%	75.0%		
Income tax expense						270
Income tax benefit on individually significant items						(30)
Profit after income tax						428
Outside equity interests (OEI)						1
Profit after income tax and OEI						427

AS AT 30 SEPTEMBER 2002	PERSONAL CUSTOMERS $M	INSTITUTIONAL & BUSINESS BANKING $M	BANKSA $M	WEALTH MANAGEMENT $M	OTHER $M	CONSOLIDATED $M
Assets						
– investments in associates	–	–	–	–	10	10
– other assets	26,065	17,262	6,666	2,201	2,800	54,994
Segment Assets	26,065	17,262	6,666	2,201	2,810	55,004
Segment Liabilities	19,798	25,345	4,608	390	1,025	51,166
Other Segment Disclosure						
– Securitised loans	5,694	35	–	–	–	5,729
– Managed funds	–	–	–	17,447	–	17,447

(b) Geographical Segments

The consolidated entity operates predominantly in Australia.

Notes to the Financial Statements

NOTE 9 REMUNERATION OF NON-EXECUTIVE DIRECTORS

Remuneration paid or payable to each Director of the Bank, from the Bank and related entities is as follows:

NON-EXECUTIVE DIRECTORS	DIRECTORS' FEES CASH $'000	SHARES [a] $'000	SUB TOTAL $'000	SUPERANNUATION [b] $'000	RETIREMENT PAYMENT $'000	TOTAL $'000	RETIREMENT PROVISION AT 30 SEPT 2003 $'000
F J Conroy	298	20	318	11	–	329	776
J J Mallick [c]	85	25	110	8	449	567	-
L F Bleasel	128	–	128	10	–	138	346
J S Curtis	84	40	124	10	–	134	340
P D R Isherwood	76	50	126	10	–	136	342
L B Nicholls	106	20	126	10	–	136	145
G J Reaney	108	30	138	11	–	149	367
J M Thame	130	–	130	10	–	140	348
	1,015	185	1,200	80	449	1,729	2,664

(a) During the year, 10,212 shares were acquired on market and allocated to 6 non-executive Directors under the Non-Executive Directors' Share Purchase Plan. In consideration for the shares acquired on their behalf, non-executive Directors forego Directors' fees equivalent to the purchase price of the shares less brokerage, stamp duty and a discount equivalent to that available under the Bank's Dividend Reinvestment Plan when operational.

(b) Superannuation Guarantee Charge (SGC) applicable to non-executive Directors under 70 years of age. SGC is not included in fees that require approval by shareholders.

(c) Mr Mallick retired as a Director of St.George Bank Limited on 31 May 2003. Remuneration includes a retirement benefit made in accordance with the Bank's Constitution.

NOTE 10 REMUNERATION OF EXECUTIVE OFFICERS [a]

Cash and benefits

NAME AND POSITION	BASE REMUNERATION [b] $'000	AT RISK SHORT TERM INCENTIVES [c] $'000	TOTAL $'000
G Kelly Chief Executive Officer and Managing Director	1,050	1,150	2,200
G Bartlett Group Executive – Institutional and Business Banking	510	520	1,030
S McKerihan Chief Financial Officer	600	400	1,000
P Fegan Group Executive – Wealth Management	492	450	942
A Thorburn Group Executive – Personal Customers	460	350	810
J Loebenstein Group Executive – Information Technology	470	240	710

(a) The executive officers named above are the Chief Executive Officer and Managing Director and the five highest paid members of the Executive Committee for the year ended 30 September 2003. The above table excludes individuals who are not direct reports of the Chief Executive Officer and Managing Director, whose total annual remuneration, consistent with market practice in the industry, in any given year exceeds that received by a member of the Executive Committee.

(b) Base Remuneration comprises cash salary, available package options grossed-up by related fringe benefits tax where applicable and company superannuation based on the prevailing SGC.

(c) Incentives relates to performance in the 30 September 2003 year. The amount payable is dependent upon consolidated entity, division and the individual's performance as assessed against a balance of financial and non-financial measures.

Notes to the Financial Statements

NOTE 10 REMUNERATION OF EXECUTIVE OFFICERS

Performance shares and options

Details of awards, comprising rights over unissued shares, granted under the Employee Performance Share Plan and options granted under the Executive Option Plan during the year to the Chief Executive Officer and Managing Director and the five highest paid members of the Executive Committee during the year ended 30 September 2003 are as follows:

	PERFORMANCE AWARDS				OPTIONS GRANTED				
NAME AND POSITION	NO. OF AWARDS ALLOTTED	GRANT DATE	VESTING DATE	AMORTISATION [2] $'000	GRANT DATE	NO. OF OPTIONS GRANTED	EXERCISE PRICE $	DATE FIRST EXERCISABLE	AMORTISATION [3] $'000
G Kelly	25,000 [1]	12-Dec-02	12-Dec-02	450 [4]	-	-	-	-	706
Chief Executive Officer									
and Managing Director									
G Bartlett	4,112	1-Oct-02	15-Nov-04	309	1-Oct-02	13,734	18.16	15-Nov-04	36
Group Executive -	4,112	1-Oct-02	15-Nov-05		1-Oct-02	13,734	18.16	15-Nov-05	
Institutional and	4,112	1-Oct-02	15-Nov-05		1-Oct-02	13,734	18.16	15-Nov-05	
Business Banking									
S McKerihan	4,819	1-Oct-02	15-Nov-04	370	1-Oct-02	16,095	18.16	15-Nov-04	42
Chief Financial Officer	4,819	1-Oct-02	15-Nov-05		1-Oct-02	16,095	18.16	15-Nov-05	
	4,819	1-Oct-02	15-Nov-05		1-Oct-02	16,095	18.16	15-Nov-05	
P Fegan	4,497	1-Oct-02	15-Nov-04	711 [5]	1-Oct-02	15,022	18.16	15-Nov-04	39
Group Executive -	4,497	1-Oct-02	15-Nov-05		1-Oct-02	15,022	18.16	15-Nov-05	
Wealth Management	4,497	1-Oct-02	15-Nov-05		1-Oct-02	15,022	18.16	15-Nov-05	
A Thorburn	1,652	1-Oct-02	15-Nov-04	140	1-Oct-02	30,043	18.16	15-Nov-04	78
Group Executive -	1,652	1-Oct-02	15-Nov-05		1-Oct-02	30,043	18.16	15-Nov-05	
Personal Customers	1,652	1-Oct-02	15-Nov-05		1-Oct-02	30,043	18.16	15-Nov-05	
J Loebenstein	2,827	1-Oct-02	15-Nov-04	221	1-Oct-02	9,442	18.16	15-Nov-04	24
Group Executive -	2,827	1-Oct-02	15-Nov-05		1-Oct-02	9,442	18.16	15-Nov-05	
Information Technology	2,827	1-Oct-02	15-Nov-05		1-Oct-02	9,442	18.16	15-Nov-05	

(1) No performance hurdles relate to these awards as they represent compensation for incentives foregone by Mrs Kelly on leaving her former employer.

(2) Amortisation represents the proportion of the fair value of unvested awards that relates to the 30 September 2003 year calculated in accordance with Australian Securities and Investments Commission guidance.

The fair value has been determined using the weighted average share price of the Bank's ordinary shares from the five day trading period before the grant date. The fair value has not been discounted for the probability of not meeting performance hurdles (where applicable). Shares issued under this plan are not recorded as an expense.

(3) Amortisation represents the proportion of the fair value of options not exercised that relates to the 30 September 2003 year calculated in accordance with Australian Securities and Investments Commission guidance.

The fair value has been determined using the Black Scholes option pricing model. The fair value takes into account the price at the grant date, the exercise price of the options, expected dividend and volatility in price of the underlying stock. The fair value has not been discounted for the probability of not meeting performance hurdles (where applicable). Options issued under the plan are not recorded as an expense.

(4) This amount relates to awards granted as compensation for incentives foregone by Mrs Kelly on leaving her former employer.

(5) This amount primarily relates to awards granted as compensation for incentives foregone by Mr Fegan on leaving his former employer.

Notes to the Financial Statements

NOTE 10 REMUNERATION OF EXECUTIVE OFFICERS

Performance Hurdles

Performance Awards

No performance hurdles relate to the awards granted to Mrs Kelly as they represent compensation for incentives foregone on leaving her former employer.

Performance hurdles in respect of other awards granted to the next five highest paid executives of the Bank's Group Executive team during the year are subject to tenure and vest for nil consideration subject to the satisfaction of the following conditions:

(i) Tranche (1) – First exercisable date of 15 November 2004

Basic earnings per ordinary share (calculated by applying in a consistent manner the policies and practices used in determining earnings per share for the year ended 30 September 2002, which was 124.7 cents) before goodwill and significant items (unless specific items are determined by the Board for inclusion) (the EPS) for the year ending 30 September 2003 must exceed 137.17 cents.

If the EPS for tranche (1) is not achieved, the Awards offered under tranche (1) will accumulate to tranche (2).

(ii) Tranche (2) – First exercisable date of 15 November 2005

EPS for the year ended 30 September 2004 must exceed:

(a) the EPS for the year ended 30 September 2003 by more than 10%; or
(b) that figure which EPS would have reached had the EPS for the year ending 30 September 2002 grown at an annual rate of 10%, compounding annually.

If the EPS for tranche (2) is not achieved, the Awards offered under tranche (2) (including Awards accumulated from tranche (1) to tranche (2), if any) will accumulate to tranche (3).

(iii) Tranche (3) – First exercisable date of 15 November 2005

EPS for the year ended 30 September 2005 must exceed:

(a) the EPS for the year ended 30 September 2004 by more than 10%; or
(b) that figure which EPS would have reached had the EPS for the year ending 30 September 2002 grown at an annual rate of 10%, compounding annually.

Executive Options

No options were granted to Mrs Kelly during the year.

Performance hurdles in respect of options granted to the next five highest paid executives of the Bank's Group Executive team during the year are exercisable subject to tenure and the satisfaction of the following conditions:

(i) Tranche (1) – First exercisable date of 15 November 2004

Basic earnings per ordinary share (calculated by applying in a consistent manner the policies and practices used in determining earnings per share for the year ended 30 September 2002, which was 124.7 cents) before goodwill and significant items (unless specific items are determined by the Board for inclusion) (the EPS) for the year ending 30 September 2003 must exceed 137.17 cents.

If the EPS for tranche (1) is not achieved, the Options offered under tranche (1) will accumulate to tranche (2).

(ii) Tranche (2) – First exercisable date of 15 November 2005

EPS for the year ended 30 September 2004 must exceed:

(a) the EPS for the year ended 30 September 2003 by more than 10%; or
(b) that figure which EPS would have reached had the EPS for the year ending 30 September 2002 grown at an annual rate of 10%, compounding annually.

If the EPS for tranche (2) is not achieved, the Options offered under tranche (2) (including Options accumulated from tranche (1) to tranche (2), if any) will accumulate to tranche (3).

(iii) Tranche (3) – First exercisable date of 15 November 2005

EPS for the year ended 30 September 2005 must exceed:

(a) the EPS for the year ended 30 September 2004 by more than 10%; or
(b) that figure which EPS would have reached had the EPS for the year ending 30 September 2002 grown at an annual rate of 10%, compounding annually.

Directors' Declaration

In the opinion of the Directors of St.George Bank Limited the accompanying Concise Financial Report of the consolidated entity, comprising St.George Bank Limited and its controlled entities for the year ended 30 September 2003, set out on pages 45 to 60:

(a) has been derived from or is consistent with the Full Financial Report for the financial year; and

(b) complies with Accounting Standard AASB 1039 "Concise Financial Reports".

For and on behalf of the Board of Directors and in accordance with a resolution of the Directors.

F J Conroy
Chairman

G P Kelly
Chief Executive Officer and Managing Director

Dated at Sydney, New South Wales
5 November 2003

Independent Audit Report on Concise Financial Report

TO THE SHAREHOLDERS OF ST.GEORGE BANK LIMITED FOR THE YEAR ENDED 30 SEPTEMBER 2003

SCOPE

We have audited the Concise Financial Report of St.George Bank Limited and its controlled entities for the year ended 30 September 2003, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 10, and the accompanying discussion and analysis on the statement of financial performance, statement of financial position and statement of cash flows, set out on pages 45 to 60 in order to express an opinion on it to the members of the Bank. The Bank's Directors are responsible for the Concise Financial Report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Concise Financial Report is free of material misstatement. We have also performed an independent audit of the Full Financial Report of St.George Bank Limited and its controlled entities for the year ended 30 September 2003. Our audit report for the Full Financial Report was signed on 5 November 2003, and was not subject to any qualification.

Our procedures in respect of the audit of the Concise Financial Report included testing that the information in the Concise Financial Report is consistent with the Full Financial Report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the Full Financial Report. These procedures have been undertaken to form an opinion whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Accounting Standard AASB 1039: Concise Financial Reports issued in Australia.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion the Concise Financial Report of St.George Bank Limited and its controlled entities for the year ended 30 September 2003 complies with AASB 1039 "Concise Financial Reports" issued in Australia.

KPMG

J F Teer
Partner

45 Clarence Street,
Sydney, New South Wales, 2000
5 November 2003

Supplementary Information

CAPITAL ADEQUACY

Under Australian Prudential Regulation Authority's (APRA) risk based framework, Statement of Financial Position exposures are assessed on potential risk of borrower and counterparty default. This credit risk is divided into three broad types of counterparty, being, governments, banks and other counterparties, with individual exposures weighted according to four categories of risk weighting (0, 20, 50 and 100 per cent). In addition to counterparty credit risk, limited recognition is given to underlying collaterals and guarantees.

Effective from 1 January 1998, APRA requires Australian banks to hold sufficient levels of capital to cover the market risk of their trading books. Market risk is the risk of loss arising from the movements in market price in both on and off balance sheet positions.

APRA's guidelines stipulate banks must maintain a ratio of qualifying capital to risk-weighted assets (credit risk assets plus notional market risk assets) of at least 8 per cent. Qualifying capital is comprised of two discrete tiers. Tier 1 capital must constitute at least 50 per cent of the minimum capital requirement and the contribution made to the capital adequacy ratio by Tier 2 capital cannot exceed that made by Tier 1. Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment in the mortgage insurance company (St.George Insurance Pte Ltd) are deducted from Tier 1 capital. Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life companies are deducted from the total of Tier 1 and Tier 2 capital.

The position with respect to these ratios as at 30 September is summarised below:

	CONSOLIDATED	
	2003 $M	2002 $M
Qualifying Capital		
Tier 1		
Share capital	**3,468**	3,349
Reserves	**413**	548
Retained profits	**442**	71
Less: Expected dividend	**(190)**	-
Less : Goodwill and other APRA adjustments	**(1,459)**	(1,527)
Total tier 1 capital	**2,674**	2,441
Tier 2		
Asset revaluations	**58**	47
Perpetual note	**17**	-
Subordinated debt	**917**	907
General provisions for doubtful debts (not tax effected)	**176**	152
Total tier 2 capital	**1,168**	1,106
Less: Deductions	**(28)**	(40)
Total qualifying capital	**3,814**	3,507
Risk Weighted Assets	**36,903**	32,495
Capital Adequacy Ratio	%	%
Tier 1	**7.2**	7.5
Tier 2	**3.2**	3.4
Less: Deductions	**(0.1)**	(0.1)
Total Capital Ratio	**10.3**	10.8

Supplementary Information

SHAREHOLDER INFORMATION

CLASSES OF SHARES ON ISSUE

The Bank has four classes of shares on issue: fully paid ordinary shares, PRYMES (non-cumulative, resetting, non-redeemable, fully paid, convertible preference shares), unpaid borrower shares and unpaid depositor shares. Further details are contained within the accompanying 'Notes to and forming part of the accounts' and later in this section.

The rights and restrictions attaching to all classes are contained within the Bank's Constitution, consisting of its Memorandum and Articles of Association, a copy of which is available to any shareholder on written request to either St.George's share registry (Computershare Investor Services Pty Limited), or its registered office. Contact details are inside the back cover of this report.

VOTING RIGHTS

Subject to the Bank's Constitution, at general meetings of the Bank:

(a) each ordinary shareholder entitled to vote may either vote in person, by proxy, by attorney or, where a body corporate, by representative;

(b) on a show of hands, each ordinary shareholder present in person, by proxy, attorney or representative has one vote;

(c) on a poll, each ordinary shareholder present in person, by proxy, representative or attorney shall have one vote for every ordinary share held by that shareholder. In the case of joint holdings, only one joint holder may vote and if both joint holders attend the meeting only the first named in the register of shareholders may vote.

PRYMES holders will be entitled to attend general meetings of the Bank, but will not be entitled to speak or vote except in limited circumstances prescribed by the ASX Listing Rules. Borrower and depositor shareholders will be entitled to attend general meetings, but will not be entitled to speak or vote. Full details of voting entitlements for all classes of shareholder are contained within the Bank's Constitution.

VOTING BY PROXY

The Board strongly encourages shareholders who are not able to attend meetings to participate in the decision making process through the completion and return of proxies. If a shareholder appoints a proxy and still attends the meeting, they may not vote unless he or she revokes the proxy prior to the commencement of the meeting.

Corporate shareholders may:

- appoint a representative; or
- appoint a proxy;

to represent them at meetings.

The instrument of appointment must be under the common seal of the corporation or be signed by a duly authorised officer or attorney and be received either at the Bank's share registry or its registered office (or by specified facsimile numbers at such places), no later than 48 hours before the meeting.

AUSTRALIAN STOCK EXCHANGE LISTING

Both the Bank's ordinary shares and PRYMES are quoted on the Australian Stock Exchange ("ASX") with Sydney being the Bank's home exchange. The stock codes under which these shares trade are "SGB" for ordinary and "SGBPB" for PRYMES. Trading results are published in most Australian daily newspapers.

Option contracts against the ordinary shares of the Bank are traded on the ASX Derivatives Market. Further information can be obtained from ASX Derivatives or a stockbroker.

In the United States, the Bank's ordinary shares may be traded in the form of American Depository Receipts issued through Deutsche Bank. Further enquiries should be directed to Deutsche Bank. Contract details are inside the back cover of this report.

Those shareholders or other interested parties wishing to trade in St.George shares on the ASX must do so through a stockbroker. The Corporate Relations office of the ASX can arrange a referral for persons who have had no prior dealings with a stockbroker.

INVESTOR INFORMATION ON THE INTERNET

Visit our Shareholder Centre section on the St.George website www.stgeorge.com.au for shareholder information such as the Concise and Full Financial Reports, profit announcements, News and ASX releases, current share price as well as access to your shareholding on-line.

ANNUAL REPORT NOT REQUIRED

Shareholders who do not require a copy of the Concise Annual Report should advise the St.George share registry in writing, quoting their Shareholder Reference Number or Holder Identification Number. Shareholders who so opt will still receive all other mailings.

Shareholders wishing to receive a copy of the 2003 Full Financial Report should make their request to the Bank's share registry on 1800 804 457.

Supplementary Information

FOR THE YEAR ENDED 30 SEPTEMBER 2003

INFORMATION REGARDING SHAREHOLDINGS

(i) Distribution of Shareholdings as at 15 October 2003

(a) Ordinary Shares

RANGE OF SHAREHOLDINGS	NUMBER OF SHAREHOLDINGS	NUMBER OF ORDINARY SHARES	PERCENTAGE OF TOTAL
1-1,000	57,191	26,037,401	5.15
1,001-5,000	43,416	97,107,035	19.21
5,001-10,000	7,235	50,480,754	9.98
10,001-100,000	4,735	101,189,139	20.01
100,001 and over	180	230,808,487	45.65
TOTAL	112,757	505,622,816	100.00

There were 1,651 shareholders who held less than a marketable parcel of ordinary shares which equates to a market value of less than $500 based on the market price as at 15 October 2003.

(b) PRYMES

RANGE OF SHAREHOLDINGS	NUMBER OF SHAREHOLDINGS	NUMBER OF PREFERENCE SHARES	PERCENTAGE OF TOTAL
1-1,000	17,272	1,852,347	61.75
1,001-5,000	233	448,515	14.95
5,001-10,000	13	93,111	3.10
10,001-100,000	14	455,827	15.19
100,001 and over	1	150,200	5.01
TOTAL	17,533	3,000,000	100

(ii) Limitation on Share Ownership

The Constitution of the Bank imposes a prohibition on the ownership of more than ten percent (10%) of the issued shares in the Bank. From 1 July 2002, an amendment to the Constitution relating to the ten percent (10%) shareholding limitation, may be effected by a special resolution of shareholders holding seventy-five percent (75%) or more of the Bank's ordinary shares voting in favour of the amendment whether in person or by proxy.

The Financial Sector (Shareholdings) Act also contains shareholding limitations.

(iii) Listings

The ordinary and preference shares of the Bank are traded on the Australian Stock Exchange (ASX), with Sydney being the Bank's home exchange. The symbol under which the ordinary shares and PRYMES are traded is "SGB" and "SGBPB" respectively. Share details of trading activity are published in most daily newspapers.

St.George also has a US$4 billion Euro Note Programme listed on the London Stock Exchange Limited.

(iv) Substantial Shareholder

	NUMBER OF SHARES
By notice dated 3 July 2001, National Australia Bank Limited advised that it or its associates then held relevant interests in the following ordinary shares of the Bank:	45,391,512
By notice dated 1 August 2003, Commonwealth Bank of Australia Limited advised that it or its associates then held relevant interests in the following ordinary shares of the Bank:	32,262,728

Supplementary Information

(v) Top Twenty (20) Shareholders as at 15 October 2003

(a) Ordinary Shares

SHAREHOLDER	NUMBER OF ORDINARY SHARES HELD	PERCENTAGE OF SHARES HELD
Citicorp Nominees Pty Limited	35,765,195	7.07
J P Morgan Nominees Australia Limited	35,694,991	7.06
Westpac Custodian Nominees Limited	28,120,874	5.56
National Nominees Limited	26,735,910	5.29
ANZ Nominees Limited	16,742,626	3.31
RBC Global Services Australia Nominees Pty Limited	11,335,365	2.24
Permanent Trustee Company Limited	5,814,101	1.15
AMP Life Limited	5,723,128	1.13
Cogent Nominees Pty Limited	4,866,084	0.96
Queensland Investment Corporation	2,863,591	0.57
National Australia Bank Ltd	2,681,375	0.53
Commonwealth Custodial Services Limited	1,971,065	0.39
NRMA Nominees Pty Limited	1,939,612	0.38
ARGO Investments Limited	1,746,736	0.35
Milton Corporation Limited	1,639,651	0.32
Government Superannuation Office	1,521,736	0.30
Australian Foundation Investment Company Limited	1,443,661	0.29
Ostor No 14 Pty Limited	1,322,507	0.26
Suncorp Custodian Services Pty Limited	1,210,933	0.24
PPS Board	1,091,201	0.22

The top twenty ordinary shareholders held 37.62 per cent of all ordinary shares issued.

(b) PRYMES

SHAREHOLDER	NUMBER OF PRYMES HELD	PERCENTAGE OF SHARES HELD
Invia Custodian Pty Limited	150,200	5.01
AMP Life Limited	75,392	2.51
Westpac Custodian Nominees Limited	64,953	2.17
Questor Financial Services Limited	56,466	1.88
Citicorp Nominees Pty Limited	55,000	1.83
ANZ Executors & Trustee Company Limited	47,537	1.58
Permanent Trustee Company Limited	36,301	1.21
Tower Trust Limited	35,224	1.17
Grinch Investments Pty Ltd	20,206	0.67
Albert Investments Pty Ltd	15,000	0.50
J P Morgan Nominees Australia Limited	14,920	0.50
Milton Corporation Limited	13,950	0.47
Baker Custodian Corporation	13,650	0.46
Perpetual Trustee Company Limited	13,304	0.44
RBC Global Services Australia Nominees Pty Limited	11,385	0.38
UBS Private Clients Australia Nominees Pty Limited	9,942	0.33
Votraint No 1019 Pty Ltd	9,000	0.30
Berrimilla Pty Ltd	7,450	0.25
Reichstein Foundation Nominees Pty Ltd	7,385	0.25
Dicker Holdings Pty Ltd	7,000	0.23

The top twenty PRYMES holders held 22.14 per cent of all PRYMES issued.

(vi) Domicile of Shareholdings as at 15 October 2003

(a) Ordinary Shareholdings

LOCALITY	NUMBER OF SHAREHOLDERS	TOTAL NUMBER OF SHARES HELD
Australian Capital Territory	3,912	7,759,820
New South Wales	62,997	312,871,869
Northern Territory	216	270,746
Queensland	9,104	22,576,001
South Australia	8,537	15,914,233
Tasmania	813	1,604,725
Victoria	23,580	137,178,937
Western Australia	2,665	5,355,659
DOMESTIC TOTAL	111,824	503,531,990
OVERSEAS TOTAL	933	2,090,826
TOTAL	112,757	505,622,816

(b) PRYMES

LOCALITY	NUMBER OF SHAREHOLDERS	TOTAL NUMBER OF SHARES HELD
Australian Capital Territory	796	122,363
New South Wales	9,413	1,381,504
Northern Territory	11	1,142
Queensland	1,618	253,163
South Australia	1,016	160,701
Tasmania	141	26,768
Victoria	4,160	998,269
Western Australia	347	48,167
DOMESTIC TOTAL	17,502	2,992,077
OVERSEAS TOTAL	31	7,923
TOTAL	17,533	3,000,000

Supplementary Information

FOR THE YEAR ENDED 30 SEPTEMBER 2003

FIVE YEAR HISTORY OF SHARE ISSUES AND DIVIDENDS

HISTORY OF ORDINARY SHARES ISSUED

DATE OF ISSUE	DETAILS	SHARES ISSUED	ISSUE/DRP PRICE ($)
	Balance at 1 October 1998	461,849,093	
Nov 99 - Dec 99	Share Buy-Back (Cancelled Shares)	(8,000,000)	(i) 10.12
14/01/00	Employee Reward Share Plan	602,441	11.12
Oct 99 - Sep 00	Exercise of Employee Options	835,000	Various
Oct 99 - Sep 00	Exercise of Employee Awards	153,197	Various
28/03/01	Share Buy-Back (Cancelled Shares)	(22,790,119)	16.50
29/03/01	Conversion of Preference Shares	28,168,842	
Jan 01	Employee Reward Share Plan	479,534	13.90
29/06/01	Dividend Reinvestment Plan	732,044	15.52
Aug 01	Primary STRYPES Receipts Exchange	18,440,000	13.9861
Oct 00 - Sep 01	Exercise of Employee Options	3,110,000	Various
Oct 00 - Sep 01	Exercise of Employee Awards	248,200	Various
14/12/01	Dividend Reinvestment Plan	8,299,338	16.28
11/01/02	Employee Reward Share Plan	340,312	17.79
02/07/02	Dividend Reinvestment Plan	3,598,233	19.22
Oct 01 - Sep 02	Exercise of Employee Options	1,768,333	Various
Oct 01 - Sep 02	Exercise of Employee Awards	263,473	Various
22/11/02	Employee Reward Share Plan	348,516	18.30
13/12/02	Dividend Reinvestment Plan	2,547,485	18.18
02/07/03	Dividend Reinvestment Plan	3,205,169	21.48
Oct 02 - Sep 03	Exercise of Employee Options	455,000	Various
Oct 02 - Sep 03	Exercise of Employee Awards	938,725	Various
	Balance at 30 September 2003	**505,592,816**	

(i) Average price of shares purchased.

HISTORY OF ORDINARY DIVIDENDS

DATE PAID	TYPE	FRANKING	RATE (CENTS)	DRP ($)
01/07/99	Interim	36%	26	N/A
17/12/99	Final	36%	26	N/A
03/07/00	Interim	34%	26	N/A
15/12/00	Final	34%	29	N/A
29/06/01	Interim	34%	31	15.52
14/12/01	Final	30%	34	16.28
02/07/02	Interim	30%	38	19.22
13/12/02	Final	30%	42	18.18
02/07/03	Interim	30%	45	21.48
19/12/03	Final	30%	50	TBA

HISTORY OF PRYMES

DATE	DETAILS
21/02/01	Initial issue of 3,000,000 PRYMES. Issue price $100.00.
20/08/01	Half-Yearly Dividend of $3.14, fully franked at 30%
20/02/02	Half-Yearly Dividend of $3.22, fully franked at 30%
20/08/02	Half-Yearly Dividend of $3.15, fully franked at 30%
20/02/03	Half-Yearly Dividend of $3.21, fully franked at 30%
20/08/03	Half-Yearly Dividend of $3.15, fully franked at 30%

designed and produced by billy blue creative

KEY DATES

Annual General Meeting (Sydney)
19 December 2003

Shareholder Information Meeting
(Melbourne) 31 May 2004*

ANNOUNCEMENT OF RESULTS AND ORDINARY DIVIDEND

- Interim (half-year ended 31 March 2004) 4 May 2004*
- Final (year ended 30 September 2004) 3 November 2004*

ORDINARY SHARES

Final Dividend (2003) paid
19 December 2003

- Ex-dividend trading 1 December 2003
- Record date 5 December 2003

Interim Dividend (2004) paid 02 July 2004*

- Ex-dividend trading 14 June 2004*
- Record date 18 June 2004*

PRYMES

Payment date 20 February 2004*

- Ex-dividend trading 2 February 2004*
- Record date 6 February 2004*

Payment date 20 August 2004*

- Ex-dividend trading 30 July 2004*
- Record date 6 August 2004*

* proposed dates only

CONTACT DETAILS

ST.GEORGE REGISTERED OFFICE
St.George House
4-16 Montgomery Street
Kogarah NSW 2217, Australia
Telephone (02) 9236 1111
International (612) 9236 1111
Facsimile (02) 9952 1000

Secretary: M H S Bowan

ST.GEORGE SHARE REGISTRY

Computershare Investor Services
Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Postal Address: GPO Box 4519
Melbourne VIC 8060, Australia
Telephone 1800 804 457
International (613) 9615 5970
Facsimile (613) 9611 5710

BANKSA

97 King William Street
Adelaide SA 5000
Customer Service 131 376

ADVANCE ASSET MANAGEMENT

Level 10, 182 George Street
Sydney NSW 2000
Customer Service 1800 819 935

SEALCORP

Level 12, 400 George Street
Sydney NSW 2000
Telephone (02) 9947 1255
Facsimile (02) 9511 2366

DEUTSCHE BANK

(American Depository Receipts)
Depository Receipts Department
60 Wall Street
New York, NY 10005, USA
Telephone (1 212) 602 3761

CUSTOMER SERVICES

St.George Customer Service Centre	133 330
New Account Enquiries/Insurance	133 555
dragondirect	1300 301 020
Private Bank	(02) 9236 1882
Business Banking	133 800
Investment Advice	1300 367 240
St.George Margin Lending	1300 304 065
Auto/Commercial Finance	1300 301 315
Group Treasury and Capital Markets	(02) 9320 5555
Advance Funds Management	1800 819 935
ASGARD Master Trust	1800 998 185
Customer Relations	1800 804 728

EMAIL/INTERNET

Email: stgeorge@stgeorge.com.au

Internet: www.stgeorge.com.au

AUDITORS

KPMG
45 Clarence Street
Sydney NSW 2000

CREDIT RATINGS

	SHORT TERM	LONG TERM
Standard and Poor's	A-1	A
Moody's Investors Service	P-1	A2
Fitch Ratings	F1	A+

FULL FINANCIAL REPORT (2003)

St.George's Full Financial Report may be accessed on the St.George Bank website at www.stgeorge.com.au. Shareholders wishing to be mailed a copy of the St.George Full Financial Report should contact the Bank's share registry at Computershare Investor Services on 1800 804 457.

www.stgeorge.com.au

st.george